9/20

05013673

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Totally Hip Technologies Inc.

*CURRENT ADDRESS: 501 905 West Pender Street
Vancouver BC V6C 1L6
Canada

**FORMER NAME: Totally Hip Software Inc.

**NEW ADDRESS:

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 4536

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: EBS

DAT : 1/18/06

**SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))**

**Totally Hip Technologies Inc.**
(the "Issuer")

Abbreviations referred to herein:

British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

| Name of Document | Requirement | Applicable Date for the Issuer |
|---|---|---|
| A. Notice of Change of Address | Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change. | Upon the change in office having been authorized and the company proceeding with the change |
| B. Notice of Alteration | Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA. | Upon the alteration having been authorized and the company proceeding with the change |
| C. Notice of Change of Directors | Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors. | Upon a change of a director or change of prescribed address of a director |
| D. Annual Report | Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary. | Issuer's anniversary date is March 8 of every year |
| E. Annual General Meeting | | |
| 1. Notice to Fix Record Date | Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to the TSX Venture Exchange and clearing agencies at least 25 days before the record date. | 2005 - record date was February 24, 2005 |

| | | |
|---|---|---|
| 2. Notice of Meeting | Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange. | 2005 - mailed March 3, 2005<br><br>2005 – filed March 23, 2005 |
| 3. Proxy Solicitation | Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange. | 2005 - mailed March 3, 2005<br><br>2005 – filed March 23, 2005 |
| 4. Information Circular | Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange. | 2005 - mailed March 3, 2005<br><br>2005 – filed March 23, 2005 |
| 5. Statement of Executive Compensation | Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation. | |
| 6. Request Form | Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both. | 2005 - mailed March 3, 2005 |
| F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A") | Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year. | The Issuer's year end is September 30<br><br>Filed February 17, 2005 |
| | Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must | Mailed to all shareholders March 3, 2005 (as at the date of this form, the requirement to mail to all |

| | | |
|---|---|---|
| | send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request. | shareholders is no longer in effect) |
| | Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A. | Filed February 17, 2005 |
| G. Interim Financial Statements and MD&A | Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period. | 1st period ends December 31<br><br>2nd period ends March 31<br><br>3rd period ends June 30 |
| | Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request. | |
| | Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A. | |
| H. Listing Agreement | Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer. | |
| I. Filing Statement | Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement. | When requested by Exchange |
| J. Prospectus | Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations. | None |
| K. Offering Memorandum | Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution. | Upon making a private distribution requiring an Offering Memorandum |

| | | |
|---|---|---|
| L. News Releases | Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer. | Upon the occurrence of a material change |
| M. Section 76 Orders | Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person. | When order for an exemption required |
| N. Exempt Distribution Report | When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange. | Upon distribution of the securities |
| O. Material Change Report | Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies. | Within 10 days of a material change |
| P. TSX Venture Exchange Letters of Approval | Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies. | When issued by the TSX Venture Exchange |
| R. Insider Reports | Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions. | Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance |

8



Certificate of
Continuation No. C-581802

**FORM 19 (Section 348)**

***COMPANY ACT***

## SPECIAL RESOLUTIONS

The following Special Resolutions were passed by the members of the undermentioned Company on the date stated:

**Name of Company:** **Totally Hip Inc.**

**Date Resolutions Passed:** March 14, 2003

Resolutions:

"Upon Motion duly made and seconded, it was resolved by Special Resolution, that:

a. the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 7,021,583 shares are issued and outstanding, into 25,000,000.00 shares without par value, of which 1,755,395.75 shares will be issued and outstanding, every four (4) of such shares before consolidation being consolidated into one (1) share without par value;

b. the common share division of the authorized capital of the Company after the consolidation be increased to 100,000,000 common shares without par value; and

c. the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions."

"Upon Motion duly made and seconded, it was resolved by Special Resolution that:

(i) the name of the Company be changed from Totally Hip Inc. to Totally Hip Technologies Inc. or such other name as the Board of Directors may approve in their sole and absolute discretion; and

(ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;"

The Altered Memorandum is attached.

**CERTIFIED A TRUE COPY** this 7th day of November, 2003.

David Dicaire

President
(Relationship to Company)

*"COMPANY ACT"*

# TOTALLY HIP TECHNOLOGIES INC.

## ALTERED MEMORANDUM

(as altered by Special Resolution passed March 14, 2003)

1. The name of the Company is TOTALLY HIP TECHNOLOGIES INC.

2. The authorized capital of the Company consists of TWO HUNDRED MILLION (200,000,000) shares divided into:

   ONE HUNDRED MILLION (100,000,000) Common Shares without par value; and

   ONE HUNDRED MILLION (100,000,000) Preferred Shares without par value.

   The special rights and restrictions attached to the Shares shall be as set forth and described in the Articles of the Company.

RS 1685-00718 C1

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

# NOTICE OF DIRECTORS
## Form 8 / 9
Sections 113 and 132 *COMPANY ACT*

**INSTRUCTIONS:**

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries

**B** CERTIFICATE OF INCORPORATION NO.

C - 581802

*OFFICE USE ONLY – DO NOT WRITE IN THIS AREA*

***Freedom of Information and Protection of Privacy Act (FIPPA):*** The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

**A** FULL NAME OF COMPANY

TOTALLY HIP INC.

**C** DATE OF CHANGE
YYYY / MM / DD

2003/02/28

**D** Full names of new directors **appointed**:

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* |
|---|---|
| | |
| | |
| | |
| | |

**E** Full names of persons who have **ceased** to be directors:

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* |
|---|---|
| | |
| WHITEHEAD | LARRY D. |
| | |
| | |

**F** Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* | RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)* |
|---|---|---|
| | | |
| DAUM | TIMOTHY | 205 117 WEST 17TH ST., N. VANCOUVER, BC V7M 1V5 |
| DICAIRE | DAVID | 1343 CHARTER HILL DR., COQUITLAM, BC V3E 1P1 |
| SHAFF | MICHAEL | 159 CANADA VISTA, LA HONDA, CA 94020 |
| SIMPSON | STEPHEN | 16226-30b AVENUE, SURREY, BC V3S 0E3 |
| | | |

**G** **CERTIFIED CORRECT** – I have read this ~~form and found~~ it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED
YYYY / MM / DD
2003/11/21

FIN 753/WEB Rev. 2001 / 11 / 30 (Prescribed)

RS 1685-00718
C2

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

# NOTICE OF DIRECTORS

## Form 8 / 9

Sections 113 and 132 *COMPANY ACT*

**INSTRUCTIONS:**

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries

**B** CERTIFICATE OF INCORPORATION NO.

C - 581802

*OFFICE USE ONLY – DO NOT WRITE IN THIS AREA*

***Freedom of Information and Protection of Privacy Act (FIPPA):*** The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

**A** FULL NAME OF COMPANY

TOTALLY HIP INC.

**C** DATE OF CHANGE
YYYY / MM / DD
2003/03/13

**D** Full names of new directors **appointed**:

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* |
|---|---|
| | |
| | |
| | |

**E** Full names of persons who have **ceased** to be directors:

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* |
|---|---|
| SIMPSON | STEPHEN |
| | |
| | |

**F** Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* | RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)* |
|---|---|---|
| DAUM | TIMOTHY | 205 117 WEST 17TH ST., N. VANCOUVER, BC V7M 1V5 |
| DICAIRE | DAVID | 1343 CHARTER HILL DR., COQUITLAM, BC V3E 1P1 |
| SHAFF | MICHAEL | 159 CANADA VISTA, LA HONDA, CA 94020 |
| | | |
| | | |

**G** **CERTIFIED CORRECT** – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED
YYYY / MM / DD
2003/11/21

ES 1685-00718 C3

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

# NOTICE OF DIRECTORS

**Form 8 / 9**

Sections 113 and 132 *COMPANY ACT*

**INSTRUCTIONS:**

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address.** You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries

**B** CERTIFICATE OF INCORPORATION NO.

C - 581802

*OFFICE USE ONLY – DO NOT WRITE IN THIS AREA*

***Freedom of Information and Protection of Privacy Act (FIPPA):*** The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

**A** FULL NAME OF COMPANY

TOTALLY HIP INC.

**C** DATE OF CHANGE
YYYY / MM / DD

2003/03/14

**D** Full names of new directors **appointed**:

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* |
|---|---|
| BOYCE | JAMES |
| SHAW | KIRK |
| | |

**E** Full names of persons who have **ceased** to be directors:

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* |
|---|---|
| | |
| | |
| | |

**F** Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

| LAST NAME | FIRST NAME AND INITIALS *(IF ANY)* | RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)* |
|---|---|---|
| BOYCE | JAMES | 1376 ARBORLYNN DR., N. VANCOUVER, BC V7J 2V3 |
| DAUM | TIMOTHY | 205 117 WEST 17TH ST., N. VANCOUVER, BC V7M 1V5 |
| DICAIRE | DAVID | 1343 CHARTER HILL DR., COQUITLAM, BC V3E 1P1 |
| SHAW | KIRK | 112 WEST 6TH AVE., VANCOUVER, BC V5Y 1K5 |
| SHAFF | MICHAEL | 159 CANADA VISTA, LA HONDA, CA 94020 |

**G** **CERTIFIED CORRECT** – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED
YYYY / MM / DD
2003/11/21

FIN 753/WEB Rev. 2001 / 11 / 30 (Prescribed)

KS 1635-00718 D1

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

# ANNUAL REPORT

FORM 16
Sections 333 and 334
*COMPANY ACT*



**A** FULL NAME OF COMPANY

**B** REGISTERED OFFICE ADDRESS

RECEIVED 2005 SEP 20 P ... [stamp]

TOTALLY HIP INC.
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

**DO NOT MAIL THIS FORM**

This form must be filed on the Internet. See reverse for details.

**Filing Fee: $35**
A BC Online service fee of $1.61 applies.

**C** ACCESS CODE
23846769

**D** CERTIFICATE OF INCORPORATION NUMBER
C-581802

**E** DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1999 MARCH 18

**F** DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2003 MARCH 18

This company is a reporting company under the *Company Act*

**G** Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

**H** Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

## I DIRECTORS

| LAST NAME | FIRST NAME AND INITIALS (IF ANY) | RESIDENTIAL ADDRESS CITY PROVINCE | POSTAL CODE |
|---|---|---|---|
| DAUM, | TIMOTHY | 205 117 WEST 17TH STREET<br>NORTH VANCOUVER BC | V7M1V5 |
| DICAIRE, | DAVID | ~~2512 MICA PLACE~~ ~~XXXXXXXX~~<br>~~COQUITLAM BC~~<br>1343 CHARTER HILL DR.,<br>COQUITLAM, BC | ~~V3E3K7~~ ~~XXXXXXX~~<br>~~V3E 3X5~~<br>V3E 1P1 |
| SHAFF, | MICHAEL | 159 CANADA VISTA,<br>LA HONDA, CA 94020 | |
| ~~SIMPSON~~ XXXXXXXXX<br>BOYCE, | ~~STEPHEN~~ XXXXXXXX<br>JAMES | ~~16223 80B AVENUE~~<br>~~SURREY BC~~ 1376 ARBORLYNN DRIVE<br>~~3780 Napier Street~~ NORTH VANCOUVER, BC<br>~~Burnaby, B.C.~~ | ~~V3S0E9~~<br>V7J 2V3<br>~~V5C 3E5~~<br>~~V5C 3E5~~ |
| ~~WHITEHEAD~~ XXXXXXXXX<br>SHAW, | ~~LARRY D~~ XXXXXXXXX<br>KIRK | ~~12968 21A AVENUE~~<br>~~SURREY BC~~<br>112 West 6th Avenue<br>Vancouver, B.C. | ~~V4A8H5~~ XXXXXXX<br>V5Y 1K5 |
| | | | |

***Note: Please sign and date on last page***

[redacted]

Corporate and Personal
Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

# ANNUAL REPORT



CERTIFICATE OF INCORPORATION NUMBER
C-581802

TOTALLY HIP INC.

**Please check this form for any errors or ommissions.**

## OFFICERS

| LAST NAME | FIRST NAME AND INITIALS (IF ANY) | RESIDENTIAL ADDRESS CITY PROVINCE | POSTAL CODE |
|---|---|---|---|
| DICAIRE,<br>PRESIDENT, CHAIR, CEO, CFO | DAVID | ~~[illegible] PLACE~~ ~~2035 Berkshire Crescent~~<br>~~COQUITLAM BC~~<br>1343 CHARTER HILL DR.,<br>COQUITLAM, BC | ~~V3E3K7~~<br>~~V3E 3N3~~<br>V3E 1P1 |
| ~~GRATTON,~~<br>~~VICE PRESIDENT~~ | ~~DAVID~~ | ~~104 2050 SCOTIA STREET~~<br>~~VANCOUVER BC~~ | ~~V5T4T1~~ |
| ISRAELSON,<br>SECRETARY, VICE PRESIDENT | STEVE | 1004 - 1323 HOMER STREET<br>VANCOUVER BC | V6B5T1 |
| WAN,<br>VICE PRESIDENT | SELWYN | 3891 BLENHEIM STREET<br>VANCOUVER BC | V6L2Y5 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

**CERTIFIED CORRECT –** I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X

DATE SIGNED YYYY MM DD
2003 11 21

FIN 757/D Rev. 2003 / 2 / 5 (Prescribed)

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

# ANNUAL REPORT

FORM 16
Sections 333 and 334
*COMPANY ACT*

D2



A FULL NAME OF COMPANY | B REGISTERED OFFICE ADDRESS

**SEE REVERSE FOR HOW TO FILE THIS ANNUAL REPORT**

TOTALLY HIP TECHNOLOGIES INC.
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

**C ACCESS CODE – Required for Internet filing.**
26530790

D CERTIFICATE OF INCORPORATION NUMBER
C-581802

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1999 MARCH 18

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2004 MARCH 18

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

## I DIRECTORS

| LAST NAME | FIRST NAME AND INITIALS (IF ANY) | RESIDENTIAL ADDRESS CITY PROVINCE | POSTAL CODE |
|---|---|---|---|
| BOYCE, | JAMES | 1376 ARBORLYNN DR<br>NORTH VANCOUVER BC | V7J2V3 |
| DAUM, | TIMOTHY | 205 117 WEST 17TH STREET<br>NORTH VANCOUVER BC | V7M1V5 |
| DICAIRE, | DAVID | 1343 CHARTER HILL DR<br>COQUITLAM BC | V3E1P1 |
| SHAFF, | MICHAEL | 159 CANADA VISTA,<br>LA HONDA, CA 94020 | |
| SHAW, | KIRK | 112 WEST 6TH AVE<br>VANCOUVER BC | V5Y1K5 |
| | | | |

RECEIVED

***Note: Please sign and date on last page***

[redacted]

Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

# ANNUAL REPORT



CERTIFICATE OF INCORPORATION NUMBER
C-581802

TOTALLY HIP TECHNOLOGIES INC.

**Please check this form for any errors or ommissions.**

## J OFFICERS

| LAST NAME | FIRST NAME AND INITIALS (IF ANY) | RESIDENTIAL ADDRESS CITY PROVINCE | POSTAL CODE |
|---|---|---|---|
| DICAIRE,<br>PRESIDENT, CHAIR, CEO, CFO | DAVID | 1343 CHARTER HILL DR<br>COQUITLAM BC | V3E1P1 |
| ISRAELSON,<br>SECRETARY, VICE PRESIDENT | STEVE | 1004 - 1323 HOMER STREET<br>VANCOUVER BC | V6B5T1 |
| WAN,<br>VICE PRESIDENT | SELWYN | 3891 BLENHEIM STREET<br>VANCOUVER BC | V6L2Y5 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

**CERTIFIED CORRECT –** I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

| DATE SIGNED YYYY | MM | DD |
|---|---|---|
| 2005 | 07 | 20 |

D3

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356-8626

# ANNUAL REPORT

## FORM 6 – BC COMPANY

Section 51 *Business Corporations Act*

RECEIVED 2005 SEP 20

**DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca**

**Filing Fee for paper filing: $43.39**

If you are instructed by registry staff to mail this form to the Corporate Registry, submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

***Freedom of Information and Protection of Privacy Act (FIPPA):*** The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431Stn Prov Govt, Victoria BC V8W 9V3.

**A INCORPORATION NUMBER OF COMPANY**

BC0581802

**B NAME OF COMPANY**

TOTALLY HIP TECHNOLOGIES INC.

**C DATE OF RECOGNITION** (YYYY / MM / DD): 1999/03/18

**D DATE OF ANNUAL REPORT** (YYYY / MM / DD): 2005/03/18

**E OFFICER NAME(S) AND ADDRESS(ES)** – Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The officer may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

| LAST NAME | FIRST NAME | MIDDLE NAME | |
|---|---|---|---|
| DICAIRE | DAVID | | |

| | PROVINCE/STATE | COUNTRY | POSTAL CODE/ZIP CODE |
|---|---|---|---|
| DELIVERY ADDRESS: 501 - 905 WEST PENDER STREET, VANCOUVER | BC | CANADA | V6C 1L6 |
| MAILING ADDRESS: 314 AVALON DRIVE, PORT MOODY | BC | CANADA | V3X 2X8 |

OFFICE(S) HELD (e.g. president, secretary, vice president)

PRESIDENT/CEO/CFO

| LAST NAME | FIRST NAME | MIDDLE NAME | |
|---|---|---|---|
| ISRAELSON | STEVE | | |

| | PROVINCE/STATE | COUNTRY | POSTAL CODE/ZIP CODE |
|---|---|---|---|
| DELIVERY ADDRESS: 501 - 905 WEST PENDER STREET, VANCOUVER | BC | CANADA | V6C 1L6 |
| MAILING ADDRESS: 1004-1323 HOMER STREET, VANCOUVER | BC | CANADA | V6B 5T1 |

OFFICE(S) HELD (e.g. president, secretary, vice president)

SECRETARY/VICE PRESIDENT

**F COMPANY CHANGES**

A company must file with the registrar a notice of any change to the information shown in the Corporate Register. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

**CERTIFIED CORRECT** – I have read this form and found it to be correct.

| NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | DATE SIGNED YYYY / MM / DD |
|---|---|---|
| DAVID DICAIRE | X [signature] | 2005/07/08 |

E1

**TOTALLY HIP TECHNOLOGIES INC.**
306 – 1040 Hamilton Street
Vancouver, British Columbia
V6B 2R9
Tel: (604) 685-6525 Fax: (604) 685-4057

**NOTICE OF MEETING AND RECORD DATE**

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Totally Hip Technologies Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

| | | | |
|---|---|---|---|
| 1 | CUSIP Number | : | 89152W 10 8 |
| 2 | Meeting Type | : | Annual and Special General |
| 3 | Meeting Location | : | Vancouver |
| 4 | Meeting Date | : | March 31, 2004 |
| 5 | Record Date for Notice | : | February 23, 2004 |
| 6 | Record Date for Voting | : | February 23, 2004 |
| 7 | Beneficial Ownership Determination Date | : | February 23, 2004 |
| 8 | Class of Securities Entitled to Receive Notice and Vote | : | Common |
| 9 | Business Type | : | Routine and Non-Routine |

DATED AT VANCOUVER, BRITISH COLUMBIA, as of the 30th day of January, 2004.

Sincerely,

**TOTALLY HIP TECHNOLOGIES INC.**

**PER:** ***"David Dicaire"***

**DAVID DICAIRE**
President

E2

# TOTALLY HIP TECHNOLOGIES INC.

## Letter To Shareholders

At Totally Hip Technologies Inc. we believe that we are finally poised to take advantage of the general market recovery in the technology sector and ready to leverage our technology assets to increase revenues and corporate opportunities.

Totally Hip's mission has been successfully develop products allowing users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure our software products are compatible with and complement established media file formats, platforms, and standards.

During the past year we focused on operating at a profitable level and sought alternative sources of revenues and increased opportunities for uses of our technology.

Totally Hip's Development Team has emphasized development of LiveStage Professional and creating opportunities to leverage our technology and assets to increase revenues and corporate opportunities.

Totally Hip is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players.

QuickTime continues to become more popular now that the Windows/PC version of the popular iTunes music software is available for Windows. Windows based PC users are heavily installing QuickTime to use iTunes for Windows and most new computers have QuickTime installed.

With our $600,000 in *financing scheduled to complete with* our return to trading, Totally Hip plans to use its Quicktime and LiveStage expertise to generate increased service, consulting and paid support revenues, to fuel marketing and development of alternative applications of its technology and further research while exploring other technology based opportunities.

We encourage you to review the Management Discussion attached to our Financial Statements, visit our website at **www.totallyhip.com** and to contact us at **investor@totallyhip.com.**

We believe our new name "Totally Hip Technologies" recognizes our emphasis on technology opportunities while honoring our award winning software development traditions. We are working to realize on the promise ahead.

Thank you for your support.

TOTALLY HIP TECHNOLOGIES INC.

Note 12 Comparative Figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Note 13 Subsequent Events

Subsequent to September 30, 2003:

a) The Company consolidated its shares on the basis of 1 new share for 4 old shares outstanding and changed its name to Totally Hip Technologies Inc.

b) The Company received an additional $60,000 in respect to a private placement of 10,000,000 units at $0.05 per unit (see Note 5).

Note 14 Prior Period Adjustment

As at September 30, 2002, management of the Company disputed certain charges. During the year ended September 30, 2003, the matter was resolved and the Company agreed to pay an additional $41,521 interest and legal fees owing at September 30, 2002 and accordingly, has restated its operations for the year then ended.

As a result, for the year ended September 30, 2002, interest and bank charges were restated to $34,631 from $4,695, professional fees were restated to $127,319 from $115,334 and the net loss was restated to $345,416 from $303,495. As at September 30, 2002, the deficit ending was restated to $7,409,780 from $7,367,859 and accounts payable and accrued liabilities were restated to $445,971 from $404,050.

Note 10 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

| | Year ended September 30, 2003 | 2002 |
|---|---|---|
| Revenues – Services and training | $ ( 28,696) | $ - |
| Research and development salaries | 165,000 | 180,000 |
| Salaries and consulting fees | 67,368 | 165,000 |
| Gain on write-off of accounts payable | ( 2,811) | ( 78,182) |
| Cost of packaged software | - | 52,626 |
| Printing | - | 5,957 |
| | $ 200,861 | $ 325,401 |

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

Included in accounts receivable at September 30, 2003 is $30,705 (2002: $Nil) due from a company with a common director.

Included in accounts payable and accrued liabilities at September 30, 2003 is $23,843 (2002: $26,398) due to current and former directors and officers of the Company in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 11 *Segmented Information*

The Company's sales revenues are allocated to geographic segments as follows:

| | Year ended September 30, 2003 | 2002 |
|---|---|---|
| USA | 57% | 68% |
| Europe | 21% | 16% |
| Canada | 14% | 11% |
| Australia | 4% | 1% |
| Asia | 4% | 4% |
| | 100% | 100% |

# TOTALLY HIP TECHNOLOGIES INC.

306 - 1040 Hamilton Street
Vancouver, British Columbia, Canada V6B 2R9

**NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING**

**NOTICE IS HEREBY GIVEN** that the Annual and Special General Meeting of the Members of Totally Hip Technologies Inc. (hereinafter called the "Company") will be held at Suite 501, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6 on March 31, 2004 at the hour of 2:00 o'clock in the afternoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended September 30, 2003 and the report of the auditor thereon;

2. To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To elect Directors for the ensuing year;

5. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

6. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at Suite 501, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

**DATED** at the City of Vancouver, in the Province of British Columbia, February 26, 2004.

**BY ORDER OF THE BOARD OF DIRECTORS**

"David Dicaire"
DAVID DICAIRE
President and Director

# TOTALLY HIP TECHNOLOGIES INC.

306 - 1040 Hamilton Street
Vancouver, B.C. Canada. V6B 2R9
Telephone: (604) 685-6525

## INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT FEBRUARY 26, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON MARCH 31, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Totally Hip Technologies Inc. (the "Company") for use at the Annual and Special General Meeting of Members to be held on March 31, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

### ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on October 3, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

### APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT 501- 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

### VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.



Note 7 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements. During the year ended September 30, 2003, the Company issued 140,000 common shares to settle $172,865 in outstanding payables. The market value of the shares was $0.25 per share and accordingly, $35,000 was recorded as share capital and the remainder of $137,865 as a gain on settlement of accounts payable An additional $1,995 in accounts payable was written off.

Note 8 Financial Instruments

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge positions at September 30, 2003 or September 30, 2002. As at September 30, 2003, $1,556 (2002: $4,155) included in cash was held in US dollars.

Note 9 Write-off of Advances Receivable

Pursuant to a letter of intent dated August 10, 2001 and a share purchase agreement dated August 9, 2002, the Company agreed, to acquire all the issued and outstanding shares of ici Media Inc., a privately held company, for consideration consisting of 1,250,000 common shares at a deemed price of $0.10 per share for a total of $125,000. During the year ended September 30, 2003, the Company advanced $31,370 (2002: $234,419) to ici Media Inc. Management of the Company decided not to continue with the purchase and wrote-off these advances.

Note 6 Income Taxes – (cont'd)

Significant components of the Company's future tax assets and liabilities which result primarily from temporary differences in the recognition of expense items for financial and income tax reporting purposes, are as follows:

| | 2003 | 2002 |
|---|---|---|
| Future income tax assets | | |
| Non-capital losses carried forward | $ 1,162,103 | $ 1,263,572 |
| Share issue costs | 10,359 | 15,077 |
| Capital losses carried forward | 50,659 | 47,915 |
| Total gross future income tax assets | 1,223,121 | 1,326,564 |
| Less: valuation allowance | (1,223,121) | (1,326,564) |
| Net future income taxes | $ - | $ - |

The Company has claimed a valuation allowance because it is unlikely that the losses will be utilized.

Loss Carry Forwards

The Company has accumulated non-capital loss carryforwards totalling $3,048,538 which are available to offset future taxable income. These losses expire as follows:

| | |
|---|---|
| 2004 | $ 1,209,290 |
| 2005 | 387,668 |
| 2006 | 577,390 |
| 2007 | 24,637 |
| 2008 | 567,452 |
| 2009 | 93,484 |
| 2010 | 188,617 |
| | $ 3,048,538 |

The Company has accumulated capital loss carryforwards totalling $265,789 which may be carried forward indefinitely to apply against future years capital gains.



VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. February 23, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 1,790,397 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at five.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he or she becomes disqualified to act as a Director.

| NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY | PRINCIPAL OCCUPATION | PERIOD SERVED AS DIRECTOR | APPROXIMATE NUMBER OF VOTING SECURITIES[1] |
|---|---|---|---|
| **David Dicaire**<br>Coquitlam, BC<br>President, CEO, COO and Director | President, CEO and Chairman of the Company since September 6, 2000; COO and GM of the Company since March 31, 2000 | March 31, 2000 to date | 16,228 |
| **Timothy Daum**<br>North Vancouver, BC<br>Director | President of Hybrid Creative Group | September 19, 2000 to date | 11,495 |
| **Michael Shaff**<br>La Honda, CA,<br>USA<br>Director | President of Small Hands Inc. | September 19, 2000 to date | 892 |
| **James Boyce**<br>North Vancouver, BC<br>Director | President of Access Computer Rentals | March 14, 2003 to date | 125 |
| **Kirk Shaw**<br>Vancouver, BC<br>Director | President of Insight Film and Video Productions | March 14, 2003 to date | 161,666 |

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada except for Michael Shaff who is ordinarily resident in the United State of America.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. David Dicaire, Kirk Shaw and James Boyce are the three current Directors elected by the Board of Directors of the Company to the Audit Committee.

## COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

### Summary of Executive Compensation

David Dicaire became the President of the Company on March 14, 2003 and was the President of the Company from September 6, 2000 until June 20, 2002 and Chief Executive Officer from September 6, 2000 until April 29, 2002. Stephen Simpson was Chief Executive Officer of the Company from April 29, 2002 until March 14, 2003 and was the President of the Company from June 20, 2002 until March 14, 2003. The following table discloses annual salary and bonus compensation and long-term compensation received by these officers of the Company (the "Named Executive Officers") during the financial years ended September 30, 2003, 2002 and 2001. No other officer's annual compensation during such periods exceeded $100,000.

**SUMMARY COMPENSATION TABLE**

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Other Annual Compensation ($) (e) | Securities Under Options/ SARs Granted (#) (f) | Restricted Shares or Restricted Share Units ($) (g) | LTIP Payouts ($) (h) | All Other Compensation ($) (i) |
| **David Dicaire** President, CEO, and COO | 2003<br>2002<br>2001 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 60,000[1]<br>19,713[1,2]<br>150,000[1] | Nil<br>Nil<br>400,000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| **Stephen Simpson** Former President and CEO | 2003<br>2002 | Nil<br>Nil | Nil<br>Nil | 12,368[3]<br>15,000[4] | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil |

Note 1 This amount represents management fees paid or accrued to Winston Ventures Corp., a British Columbia non-reporting company wholly owned by David Dicaire.

Note 2 This is net of $100,287 in debt forgiven by Winston Ventures Corp., a British Columbia non-reporting company wholly owned by David Dicaire.

Note 3 This amount represents consulting fees paid or accrued to Identity Management Ltd., a British Columbia non-reporting company wholly owned by Stephen Simpson.

Note 4 This amount represents fees paid or accrued to Identity Management Inc., a British Columbia non-reporting company which is partially owned and controlled by Stephen Simpson.

### Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

### Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.
No options and SARs were granted to the Named Executive Officers during the most recently completed financial year.



Note 5 Share Capital – Note 13 – (cont'd)

Commitments: – (cont'd)

Common Shares Subscribed:

At September 30, 2003, the Company has received $55,000 in respect to a private placement for 1,200,000 (post consolidated – Note 13) units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to purchase an additional common share at $0.12 per share for a period of up to two years. The Company will pay a finders fee of $1,725. This private placement is subject to regulatory approval.

At September 30, 2003, the Company has received $30,000 in respect to a private placement for 10,000,000 (post consolidated – Note 13) units at $0.05 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to purchase an additional common share at $0.10 per share for a period of up to two years. The Company will pay a finders fee of $32,000. This private placement is subject to regulatory approval.

Note 6 Income Taxes

The provision for income taxes differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes as follows:

| | 2003 | 2002 |
|---|---|---|
| Basic statutory and provincial income tax rates | 38.0% | 40.88% |
| Expected tax recovery on net loss | $ ( 86,378) | $ ( 141,206) |
| Differenced due to recognition of items for tax purposes | | |
| Amortization | 6,220 | 10,794 |
| Other write-off and share issue costs | 8,258 | 92,195 |
| Income tax recovery | ( 71,900) | ( 37,217) |
| Non-capital losses carried forward | 71,900 | 38,217 |
| Actual income tax expense | $ - | $ - |

Note 5 Share Capital – Note 13 – (cont'd)

Commitments: – (cont'd)

Stock-based Compensation: – (cont'd)

A summary of the incentive stock options outstanding as at September 30, 2003 and 2002 and changes during the years ending on those dates is presented below:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 149,955 | $2.00 | 1,499,545 | $0.20 |
| 10 old for 1 new share consolidation | - | - | (1,349,590) | $0.20 |
| Options outstanding and exercisable at end of the year | 149,955 | $2.00 | 149,955 | $2.00 |

The following summarizes information about share purchase options outstanding at September 30, 2003:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 75,000 | $1.30 | February 1, 2005 |
| 17,000 | $6.50 | May 12, 2005 |
| 10,800 | $2.80 | November 20, 2005 |
| 47,155 | $1.30 | December 27, 2005 |
| 149,955 | | |

Warrants:

At September 30, 2003 the following share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 4,333,331 | $0.20 | August 28, 2004 |
| 579,710 | $0.23 | November 19, 2004 |
| 4,913,041 | | |



The following options and SARs were exercised by the Named Executive Officers during the most recently completed financial year and *outstanding to the Named Executive Officers* as at the Company's most recently completed financial year end.

**AGGREGATED OPTIONS/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| Name (a) | Securities Acquired on Exercise (#) (b) | Aggregate Value Realized ($) (c) | Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d) | Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e) |
|---|---|---|---|---|
| **David Dicaire** | Nil | N/A | 22,250 (Exercisable) | Nil |

**Termination of Employment or Change of Control**

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive *Officers in the financial year* ended September 30, 2003 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

**Compensation of Directors**

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection *with the performance* of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No options and SARs were granted to the Non-Executive Directors *during the most recently completed financial year.*

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors as at the Company's most *recently completed financial year end.*

**AGGREGATED OPTIONS/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| Name (a) | Securities Acquired on Exercise (#) (b) | Aggregate Value Realized ($) (c) | Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d) | Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e) |
|---|---|---|---|---|
| Non-executive Directors as a group | Nil | N/A | 2,275 (Exercisable) | Nil |

**MANAGEMENT CONTRACTS**

The Company is a party to a Service Contract between the Company, David Dicaire, President, Director, CEO and COO of the Company and Winston Ventures Corp. ("Winston"), *a British Columbia non-reporting* company wholly-owned by David Dicaire, whereby David Dicaire and Winston are engaged to perform certain management services and whereby David Dicaire is engaged to perform the duties and responsibilities of such executive offices to which he may be appointed at a fee of $5,000 per month.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended September 30, 2003.

## APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Amisano Hanson was first appointed auditors on January 12, 2000.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

### Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

## MATERIAL TRANSACTIONS SINCE OCTOBER 1, 2002

### Debt Settlement

On or about April 7, 2003, Hybrid Creative Group Inc. ("Hybrid"), a British Columbia company wholly-owned by Timothy Daum, a Director of the Company, settled $10,000 in debt through the issuance of 40,000 shares in the capital of the Company at a deemed price of $0.25 per share. The debt settlement was completed in accordance with the policies of, and was approved by the TSX Ventures Exchange. The shares issued were restricted from trading until July 27, 2003.

### Private Placements

Pursuant to private placement agreements dated August 1, 2003, David Dicaire, President and a Director of the Company, and GP Technologies Inc., a British Columbia company wholly-owned by James Boyce, a Director of the Company, purchased 355,555 units and 500,000 units respectively of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.12 per share. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Pursuant to private placement agreement dated December 23, 2003, Kirk Shaw, a Director of the Company, purchased 800,000 units of the Company's securities at a price of $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

### Other Related Party Transactions

During the fiscal year ended September 30, 2003, the Company entered into certain transactions with Directors or former Directors of the company or companies controlled by Directors or former Directors of the Company as follows:

1. The Company incurred services and consulting fees of $60,000 with Winston Ventures Corp., a British Columbia non-reporting company wholly-owned by David Dicaire, President and a Director of the Company.

2. The Company incurred consulting fees of $12,368 with Identity Management Ltd., a British Columbia non-reporting company wholly-owned by Stephen Simpson, former President and a Director of the Company.

3. Amounts payable to Larry Whitehead, a former Director of the Company, by agreement were reduced by $5,000.



Note 5 Share Capital – Note 13

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

| Common shares issued: | | Number | $ |
|---|---|---|---|
| Balance, September 30, 2001 | | 21,085,456 | 5,758,078 |
| Share consolidation 10 old for 1 new | | (18,976,913) | - |
| Issued for cash: | | | |
| – pursuant to a private placement | – at $0.15 | 4,333,331 | 650,000 |
| – less: issuance costs | | - | (19,400) |
| Balance, September 30, 2002 | | 6,441,874 | 6,388,678 |
| Issued for cash: | | | |
| – pursuant to a private placement | – at $0.1725 | 579,710 | 100,000 |
| Pursuant to debt settlement agreements | – at $0.25 | 140,000 | 35,000 |
| Balance, September 30, 2003 | | 7,161,584 | 6,523,678 |

Escrow:

At September 30, 2003, there are 520,000 shares held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation:

At September 30, 2003, incentive stock options to purchase up to 149,955 common shares of the Company were outstanding to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the company's shares on the date of the grants.

Totally Hip Technologies Inc.
(formerly Totally Hip Software Inc.)
Notes to the Consolidated Financial Statements
September 30, 2003 and 2002 – Page 4

Note 3 Capital Assets

| | 2003 | | | 2002 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Equipment and furniture | $ 36,796 | $ 28,436 | $ 8,360 | $ 10,950 |
| Computer equipment | 211,284 | 182,176 | 29,108 | 41,583 |
| | 248,080 | 210,612 | 37,468 | 52,533 |
| Equipment under capital leases | 22,251 | 15,638 | 6,613 | 8,265 |
| | $ 270,331 | $ 226,250 | $ 44,081 | $ 60,798 |

Amortization of equipment under capital leases included in amortization expense for the year ended September 30, 2003 is $1,653 (2002: $2,066).

Note 4 Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital lease together with the obligation due under capital lease are as follows:

| | 2003 | 2002 |
|---|---|---|
| Total minimum lease payments | $ 3,017 | $ 6,143 |
| Less: amount representing interest | ( 90) | ( 613) |
| | 2,981 | 5,530 |
| Less: current portion | ( 2,981) | ( 5,530) |
| Long-term portion | $ - | $ - |

The capital lease bears interest at 21.75% per annum. As at September 30, 3003, the Company is in default of the lease terms.



4. Amounts payable to Timothy Daum, a director of the Company, by agreement were reduced by $28,696. The Company incurred a gain of $2,811 with respect to the write down.

**Stock Option Plan and Incentive Stock Options**

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the members of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders and employees of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The Directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

**CERTIFICATE**

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, Canada, this 26th day of February, 2004.

**TOTALLY HIP TECHNOLOGIES INC.**

"David Dicaire"
DAVID DICAIRE
Chief Executive Officer and Chief Financial Officer



Note 2 Significant Accounting Policies – (cont'd)

(h) Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(i) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligation under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

(j) Stock-based Compensation

The Company has a stock-based compensation plan (Note 5), whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after October 1, 2002.

(k) Research and Development

Research and development expenditures are expensed in the year in which they are incurred.

Note 2 Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is provided using the following methods and rates:

| | |
|---|---|
| Equipment and furniture | 20% declining balance |
| Computer equipment | 30% declining balance |
| Equipment under capital leases | 20% declining balance |

(d) Leases

Leases are classified as capital or operating leases. A lease that transfers substantially all of the benefit and risks incidental to the ownership of property is classified as a capital lease. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payment and the property's fair value at the beginning of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

(e) Revenue Recognition

Revenue is recognized when the products are shipped to the customer. License revenue is recognized when the license is granted to the customer and there are no continuing obligations related to the licensed product. The sale of rights to manufacture, duplicate and market software is recognized over the life of the contract or when the product has been shipped and there are no remaining obligations under the contract. Services and training are recognized when the services are rendered.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(g) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

BCSC British Columbia Securities Commission

**QUARTERLY AND YEAR END REPORT**
**BC FORM 51-901F (previously Form 61)**

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedule B
(place X in appropriate category)

**ISSUER DETAILS**

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **TOTALLY HIP TECHNOLOGIES INC.** | **September 30, 2003** | **04/03/03** |

ISSUER'S ADDRESS **1040 Hamilton Street, Suite 306**

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| **Vancouver** | **BC** | **V6B 2R9** | **604-685-4057** | **604-685-6525** |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| ***David Dicaire*** | **Chief Operating Officer** | **604-685-6525** |

| CONTACT E-MAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| **davidd@totallyhip.com** | **totallyhip.com** |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| ***"David Dicaire"*** | **DAVID DICAIRE** | **04/03/03** |
| ***"James Boyce"*** | **JAMES BOYCE** | **04/03/03** |

(Electronic signatures should be entered in "quotations")

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
YEAR END REPORT
for the year ended September 30, 2003

Schedule A: Financial Information
– See financial information attached

Schedule B: Supplementary Information

1. General and Administrative
– See financial information attached

2. Aggregate amount of expenditures made to parties not at arm's-length
– See Note 10 to the financial statements

3. a) During the period under review, the following common shares were issued:

| Date | Type of Issue | Number | Price | Total Proceeds | Type of Consideration | Commission |
|---|---|---|---|---|---|---|
| Nov. 18/02 | Private placement | 579,710 | $0.1725 | $100,000 | Cash | $Nil |
| Mar. 28/03 | Shares for Debt | 140,000 | $0.25 | $ 35,000 | Debt | $Nil |

b) There were no share purchase options granted during the period under review.

4. Summary of securities as at the end of the quarter.

a) Authorized and issued share capital.
– See Note 5 to the financial statements

b) Summary of options outstanding
– See Note 5 to the financial statements

c) Summary of warrants outstanding.
– See Note 5 to the financial statements

d) Total number of shares in escrow: 520,000

5. List of Directors and Officers: David Dicaire, COO, CFO, President and Director
Steve Israelson, V.P. Technology and Secretary
Selwyn Wan, V.P. Development
Timothy Daum, Director
Michael Shaff, Director
James Boyce, Director
Kirk Shaw, Director

Schedule C: Management Discussion
– See financial information attached

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 and 2002

Note 1 Nature and Continuance of Operations

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business is to develop multimedia software code for future licensing and marketing of end user versions.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. The Company has a working capital deficiency of $371,786 as at September 30, 2003 and has accumulated losses totalling $7,636,377 since inception. The Company's ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned active subsidiary Totally Hip Software (B.C.) Inc. and its wholly-owned inactive subsidiary 614604 B.C. Ltd. All significant inter-company transactions and balances have been eliminated.

(b) Inventories

Inventories are valued at the lower of cost and net realizable value by management. Cost is determined on the first-in first-out basis.

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2003 and 2002

Continued

| | 2003 | 2002 |
|---|---|---|
| Supplemental disclosure of cash flow information: | | |
| Cash paid for: | | |
| Income taxes | $ - | $ - |
| Interest | $ 442 | $ 3,498 |

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
YEAR END REPORT FORM 51
MANAGEMENT DISCUSSION
for the year ended September 30, 2003

Schedule C: Management Discussion

**Operations**

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip's develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

During the year ended September 30, 2003 Totally Hip focused on operating at a profitable level and sought alternative sources of revenues and increased opportunities for uses of its technology. Totally Hip also made efforts to secure additional funding through sale of its securities and sale of interests in its technology and assets to increase working capital.

The emphasis of Totally Hip's development work was on LiveStage Professional and creating opportunities to leverage its technology and assets to increase revenues and corporate opportunities.

The last year saw numerous achievements. In August 12, 2003 Totally Hip proudly released LiveStage Professional Version 4.1 for Windows. LiveStage Professional 4.1 now covers all the features required to make simple interactive virtual reality (VR) movies. The latest release also includes support for MindAvenue's award winning Axel 3D software. LiveStage Professional has become an indispensable cross-platform media integration tool used in developing powerful, cross platform interactive content. Totally Hip's latest version represents a major advance in the LiveStage Professional production environment.

Totally Hip also continued to improve its support and service operations while reducing costs by improving the customer support section of the Totally Hip website and offering enhanced services such as paid technical support.

In corporate matters, the year ended September 30, 2003 saw Totally Hip commence a corporate reorganization and securing commitments for more than $600,000 in financings through the issuance of its securities. These financings are expected to close shortly.

**Description of Business**

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia

developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional 4.1 gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional 4.1 also uncovers a whole new set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. This version of LiveStage also introduced Fast FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional 4.1 also adds support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface was completely redesigned to emphasize working in a distinctly visual environment for greater productivity. The greatly improved look and feel adds dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime 6 not possible in other authoring environments.

Development on other products has been limited to minor upgrades to support new operating systems and versions of QuickTime due to limited development, marketing and sales capacity and budgets.

**Discussion of Operations and Financial Condition**

Totally Hip's fiscal year 2003 covered the twelve-month period from October 1, 2002 to September 30, 2003. Net sales/gross profit before expenses for the period were $485,121 compared to $685,256 in the previous year and gross sales were $605,120 compared to $821,942 in the previous year.

On an overall basis the net loss for the twelve months ending September 30, 2003 is $226,597 comparable to a loss of $345,416 for the same period the previous year resulting in a net loss of $0.03 per share for the period compared to a net loss of $0.13 per share for the same twelve month period of fiscal 2002.

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2003 and 2002

| | 2003 | (Restated – Note 14) 2002 |
|---|---|---|
| Operating Activities | | |
| Net loss for the year | $ ( 226,597) | $ ( 345,416) |
| Items not involving cash: | | |
| Amortization | 16,317 | 26,405 |
| Write-off of advances receivable | 31,370 | 234,419 |
| Gain on settlement of accounts payable and accrued liabilities | ( 139,860) | ( 124,984) |
| Gain on forgiveness of accounts payable | - | ( 94,815) |
| Gain on write-off of accounts payable | - | ( 27,688) |
| | ( 318,770) | ( 332,079) |
| Changes in non-cash working capital items related to operations: | | |
| Accounts receivable | 37,130 | 15,652 |
| Advances receivable | ( 31,370) | ( 223,419) |
| GST receivable | ( 1,948) | 5,611 |
| Inventory | ( 500) | - |
| Prepaid expenses and deposits | ( 76) | 12,210 |
| Accounts payable and accrued liabilities | 150,921 | ( 271,240) |
| Cash used in operating activities | ( 164,613) | ( 793,265) |
| Financing Activities | | |
| Proceeds from issuance of shares | 20,000 | 630,600 |
| Common shares subscribed | 85,000 | 80,000 |
| Repayment to shareholders | - | ( 2,761) |
| Decrease in capital lease obligations | ( 2,549) | ( 7,462) |
| Cash provided by financing activities | 102,451 | 700,377 |
| Investing Activity | | |
| Proceeds from disposal of capital asset | 400 | - |
| Cash provided by investing activity | 400 | - |
| Decrease in cash during the year | ( 61,762) | ( 92,888) |
| Cash, beginning of the year | 83,695 | 176,583 |
| Cash, end of the year | $ 21,933 | $ 83,695 |

…/Cont'd.

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended September 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Deficit, beginning of year, as previously reported | $ ( 7,367,859) | $ ( 7,064,364) |
| Prior period adjustment – Note 14 | ( 41,921) | - |
| Deficit, beginning of the year, as restated | ( 7,409,780) | ( 7,064,364) |
| Net loss for the year | ( 226,597) | ( 345,416) |
| Deficit, end of year | $ ( 7,636,377) | $ ( 7,409,780) |

SEE ACCOMPANYING NOTES



Gross profit from sales for the twelve months period was $414,172 or 77% of gross sales compared to the previous years gross profit from sales of $498,404. Cost of goods sold does not include labor costs to generate license, service or training revenue that is included in expenses under salaries and consulting fees.

Net sales for the year including revenues from sale of licences and training were $485,121 (80% of gross sales) compared to $685,256 (83% of gross sales) in the previous year, an decrease of 3% and gross sales were $605,120 compared to $821,942 in the previous year, a decrease of 17%.

Gross sales were adversely impacted for the fiscal year by about 10% overall due to the exchange rate between the changed Canadian and US dollar as the majority of sales were in US dollars.

The 2003 sales breakdown is 88% for packaged products and 12% for services and site licenses. The majority of product sales are from LiveStage Professional.

The geographical distribution of sales revenues for 2003 is USA 57%, Europe 21%, Canada 14%, Asia 4% and Australia 4%.

Cost of goods sold for the twelve-month period ending September 30, 2003 was $119,999 compared to $136,686 for the previous year.

Administrative expenses for the twelve months ending September 30, 2003 were reduced to $798,868, compared to $1,050,806 in the previous year. Major expense reductions occurred in Research Development ($135,000), Marketing, travel and promotion ($50,236), Bad Debts ($ 35,758) and Interest and bank charges ($23,087). Professional fees increased by appropriately $73,000. The breakdown of expenses for the year are salaries and consultation fees 26%, professional fees 25%, research and development salaries 21%, marketing, travel and promotion 7%, rent 6%, telephone and internet 3%, amortization 2%, bad debts 2%, office and miscellaneous 2%, filing fees and transfer agent 2%, printing and shareholder information 2%, interest and bank charges 2%.

Research and development expenses are based on the period in which they occur and are recorded at full expense against the period they are expended.

Lack of resources due to cash flow restrictions for marketing, sales, development and research combined with general market conditions within the industry, a lack of direction or growth of the industry QuickTime software industry and associated target market severely affected the financial performance during the last fiscal year, together with the inability of the company to raise additional capital for marketing and new products contributed to the results.

During the fiscal year expenditures were limited to items of critical nature to the Company's operations and for the small research and development team. No significant marketing and sales expenses such as participating in trade shows were incurred. Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continued to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2003. Several changes were incurred including reducing engineering staff, relocating offices and general expenditure cuts.

The majority of salary and consulting fees are for the engineering staff and management consultants and sales and support staff performing daily operations functions. Programmers are paid directly and others are remunerated on a contract basis.

Totally Hip's balance sheet shows a reduction in assets from the previous year due to reduced cash and receivables. The balance sheet also shows reduced liabilities due to the recording of the shares for debt settlement. The ability to achieve profitability and cash flow restrictions may significantly hamper the company operations and the ability to continue as a going concern or meet its obligations and repay liabilities arising from normal business operations.

During the year Totally Hip abandoned the acquisition of ici Media and wrote-off $31,370 advanced to ici Media, in addition to $234,419 written off in fiscal 2002. The ici Media staff and equipment were utilized in Totally Hip operations and to generate sales recorded by Totally Hip.

**Related Party Transactions**

For the twelve month period ending September 30, 2003, related party transactions for research and development salaries totaled $165,000, compared to $180,000 for the same period in 2002.

For the twelve month period ending September 30, 2003, related party transactions for salaries and consulting fees totaled $67,368, compared to $165,000 for the same period in 2002 due to a smaller management team.

**Liquidity and Solvency**

Totally Hip ended the year on September 30, 2003 with $21,933 in cash compared to $83,695 in cash as of September 30, 2002. In order to meet obligations as they come due the low level of cash significantly affects operations.

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $131,068 as of September 30, 2003 compared with $244,153 as of September 30, 2002.

Totally Hip's liabilities at September 30, 2003 comprised of accounts payable and accrued liabilities total $422,032, compared to $445,971 at September 30, 2002.

At September 30, 2003 Totally Hip had a working capital deficiency of $371,786 compared with $301,906 at September 30, 2002.

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the year, Totally Hip settled $172,865 in debt with two creditors through the issuance of 140,000 shares in the capital of Totally Hip at a deemed price of $0.25 per share. As a result of this transaction, Totally Hip recorded $137,865 gain on settlement of account payable.

On August 1, 2003 Totally Hip announced that it agreed to a private placement of $120,000 of its securities which will consist of the sale of up to 1,200,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 30, 2003 and 2002

| | 2003 | (Restated – Note 14) 2002 |
|---|---|---|
| Revenues | | |
| Packaged software | $ 534,171 | $ 635,090 |
| Less: Cost of packaged software – Note 10 | ( 119,999) | ( 136,686) |
| | 414,172 | 498,404 |
| Site licenses | 9,721 | 93,533 |
| Services and training – Note 10 | 61,228 | 93,319 |
| | 485,121 | 685,256 |
| Administrative Expenses | | |
| Amortization | 16,317 | 26,405 |
| Bad debts | 14,797 | 50,555 |
| Filing fees and transfer agent | 14,179 | 17,312 |
| Interest and bank charges | 11,544 | 34,631 |
| Interest on long-term debt | 3,668 | 1,741 |
| Marketing, travel and promotion | 55,871 | 106,107 |
| Office and miscellaneous | 18,860 | 31,010 |
| Printing and shareholder information – Note 10 | 13,112 | 15,450 |
| Professional fees | 200,563 | 127,319 |
| Research and development salaries – Note 10 | 165,000 | 300,000 |
| Rent | 50,778 | 77,771 |
| Salaries and consulting fees – Note 10 | 211,376 | 240,549 |
| Telephone and internet | 22,803 | 21,956 |
| | 798,868 | 1,050,806 |
| Loss from operations before other items | ( 313,747) | ( 365,550) |
| Other items | | |
| Write-off of advances receivable – Note 9 | ( 31,370) | ( 234,419) |
| Gain on write-off of accounts payable – Note 10 | 139,860 | 247,487 |
| Other income | 91 | 3,061 |
| Foreign exchange (loss) gain | ( 21,431) | 4,005 |
| | 87,150 | 20,134 |
| Net loss for the year | $ ( 226,597) | $ ( 345,416) |
| Basic and diluted loss per share | $ ( 0.03) | $ ( 0.13) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
CONSOLIDATED BALANCE SHEETS
September 30, 2003 and 2002

| | 2003 | (Restated – Note 14) 2002 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash | $ 21,933 | $ 83,695 |
| Accounts receivable – Note 10 | 47,262 | 84,392 |
| GST receivable | 8,210 | 6,262 |
| Inventory | 3,500 | 3,000 |
| Prepaid expenses and deposits | 6,076 | 6,000 |
| | 86,981 | 183,349 |
| Capital assets – Note 3 | 44,081 | 60,798 |
| Software technology and intellectual property rights | 6 | 6 |
| | $ 131,068 | $ 244,153 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities – Note 10 | $ 422,032 | $ 445,971 |
| Current portion of obligation under capital lease – Note 4 | 2,981 | 5,530 |
| Due to shareholders – Note 10 | 33,754 | 33,754 |
| | 458,767 | 485,255 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – Note 5 | 6,523,678 | 6,388,678 |
| Common shares subscribed – Note 5 | 85,000 | 80,000 |
| Contributed surplus | 700,000 | 700,000 |
| Deficit | ( 7,636,377) | ( 7,409,780) |
| | ( 327,699) | ( 241,102) |
| | $ 131,068 | $ 244,153 |

Nature and Continuance of Operations – Note 1
Commitments – Note 5
Subsequent Events – Note 13

APPROVED BY THE DIRECTORS:

*"David DiCaire"* ____________, Director    *"James Boyce"* ____________, Director

SEE ACCOMPANYING NOTES



price of $0.12 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance. This private placement is subject to acceptance for filing by the TSX Venture Exchange.

For the twelve month period ending September 30, 2003, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

**Subsequent Events**

Totally Hip consolidated its shares on the basis of one new for four old shares outstanding.

On December 23, 2003, Totally Hip announced that it agreed to a private placement of $500,000 of its securities which will consist of the sale of up to 10,000,000 units at $0.05 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.10 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance. This private placement is subject to acceptance for filing by the TSX Venture Exchange.

**Outlook**

Totally Hip plans to continue as one of the leading QuickTime developers and focus on development of the LiveStage Professional technology. QuickTime, continues to become more popular now that the Windows/PC version of the popular iTunes music software is available for Windows. Windows based PC users are heavily installing QuickTime to use iTunes for Windows and most new computers have QuickTime installed. Totally Hip plans to use its Quicktime and LiveStage expertise to generate increased service, consulting and paid support revenues.

In 2004 Totally Hip plans to update LiveStage Professional and incorporate OpenGL technology. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporated 3D visualization in the development of interactive media projects.

Totally Hip has started development on its own component to be included as part of the Apple QuickTime component download program. This program allows third parties to create components, or plug-ins extending QuickTime capabilities when media requiring that functionality is encountered. QuickTime seamlessly retrieves the component from a server, installs it and then proceeds to present the media. Totally Hip is developing a custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media.

**TOTALLY HIP TECHNOLOGIES INC.**

# TOTALLY HIP TECHNOLOGIES INC.

(formerly Totally Hip Inc.)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003 and 2002

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

## AUDITORS' REPORT

To the Shareholders,
Totally Hip Technologies Inc.
(formerly Totally Hip Inc.)

We have audited the consolidated balance sheets of Totally Hip Technologies Inc. (formerly Totally Hip Inc.) as at September 30, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
February 23, 2004

*"Amisano Hanson"*
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

E3

# Proxy

**ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF TOTALLY HIP TECHNOLOGIES INC. (the "Company")**

**TO BE HELD AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA ON WEDNESDAY, MARCH 31, 2004 AT 2:00 PM**

**The undersigned member ("Registered Shareholder") of the Company hereby appoints** David Dicaire, or failing him, James Boyce, both Directors of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**REGISTERED HOLDER SIGN HERE:** ______________________

**PRINT NAME:** ______________________

**DATE SIGNED:** ______________________

**NUMBER OF SHARES:** ______________________

**Resolutions** (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

| | For | Against | Withhold |
|---|---|---|---|
| 1. The re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors. | | N/A | |
| 2. The ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting. | | | N/A |
| 3. (a) To elect as Director, DAVID DICAIRE | | N/A | |
| (b) To elect as Director, JAMES BOYCE | | N/A | |
| (c) To elect as Director, KIRK SHAW | | N/A | |
| (d) To elect as Director, TIMOTHY DAUM | | N/A | |
| (e) To elect as Director, MICHAEL SHAFF | | N/A | |
| 4. To approve the proposed stock option plan for implementation by the Company. | | N/A | |
| 5. Any Other Business | | N/A | |

**THIS PROXY IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.**

**SEE IMPORTANT INSTRUCTIONS ON REVERSE.**

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   **OR**

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

***To be represented at the Meeting,*** **voting instructions *must be DEPOSITED* at the registered office of "TOTALLY HIP TECHNOLOGIES INC." no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

**The mailing address of the registered office of Totally Hip Technologies Inc. is 501 – 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, and its fax number is (604) 669-5886**

64

# ANNUAL RETURN CARD

**SUPPLEMENTAL MAILING LIST**
(National Instrument 54-101)

TO: **Totally Hip Technologies Inc.**
(the "Company")
501-905 West Pender Street
Vancouver, BC, Canada V6C 1L6
(CUSIP : 89152W108)

In accordance with National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" ("NI 54-101"), and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter, while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to NI 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your e-mail address in the space provided below.

---

I, the undersigned, certify that I am the owner of shares (other than debt instruments) of the Company and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Dated: ____________________ 2004

______________________________
Signature

______________________________
Name – *Please Print*

______________________________
Address

______________________________
City/Prov/State Postal Code

______________________________
Fax Number

______________________________
E-Mail Address

**Please indicate your Preferred Method of Communication (check accordingly):**

E-Mail: ☐ Mail: ☐

If an e-mail address is provided and "mail" is not marked as Preferred Method of Communication, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the quarterly reports, if delivery by electronic means is allowed by applicable regulatory rules and policies.

E5


**TOTALLY HIP TECHNOLOGIES INC.**
306 – 1040 Hamilton Street
Vancouver, British Columbia
V6B 2R9
Tel: (604) 685-6525 Fax: (604) 685-4057


## NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Totally Hip Technologies Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

| | | | |
|---|---|---|---|
| 1 | CUSIP Number | : | 89152W1086 |
| 2 | Meeting Type | : | Annual and Special General |
| 3 | Meeting Location | : | Vancouver |
| 4 | Meeting Date | : | March 31, 2005 |
| 5 | Record Date for Notice | : | February 24, 2005 |
| 6 | Record Date for Voting | : | February 24, 2005 |
| 7 | Beneficial Ownership Determination Date | : | February 24, 2005 |
| 8 | Class of Securities Entitled to Receive Notice and Vote | : | Common |
| 9 | Business Type | : | Routine and Non-Routine |

DATED AT VANCOUVER, BRITISH COLUMBIA, as of the 28th day of January, 2005.

Sincerely,

**TOTALLY HIP TECHNOLOGIES INC.**

**PER:** ***"DAVID DICAIRE"***

**DAVID DICAIRE**
President

E6



Accordingly, shareholders shall be asked to approve the following special resolutions:

"RESOLVED, by special resolutions, that:

(a) the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting articles which contain updated provisions based on the new *Business Corporations Act* (British Columbia);

(b) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement these special resolutions, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke these special resolutions or postpone the implementation of these special resolutions."

**Additional Information**

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended September 30, 2004. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, the 24th day of February, 2005.

**BY ORDER OF THE BOARD OF DIRECTORS**

**TOTALLY HIP TECHNOLOGIES INC.**

*"David Dicaire"*
DAVID DICAIRE
Chief Executive Officer and Chief Financial Officer

# TOTALLY HIP TECHNOLOGIES INC.

## 2004 ANNUAL REPORT

September 2004

## TOTALLY HIP TECHNOLOGIES INC.

501 – 905 West Pender Street
Vancouver, British Columbia, Canada V6C 1L6

### NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual and Special General Meeting of the Shareholders of Totally Hip Technologies Inc. (hereinafter called the "Company") will be held at Suite 501, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6 on March 31, 2005 at the hour of 10:00 o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended September 30, 2004 and the report of the auditor thereon;

2. To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To elect Directors for the ensuing year;

5. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

6. Deletion of Pre-Existing Company Provisions and Proposed Alternation of Authorized Capital

Shareholder approval is being requested to Special Resolutions as follows:

(1) the Notice of Articles, once filed, be altered to:

 (i) remove the application of the "Pre-Existing Company Provisions"; and

 (ii) change the authorized capital to an unlimited number of common shares without par value;

(2) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

(3) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement these special resolutions, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke these special resolutions or postpone the implementation of these special resolutions.



meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Additionally, as now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital to an unlimited number of common shares without par value.

Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the cast by the Shareholders present in person or by proxy at the Meeting.

Accordingly, shareholders shall be asked to approve the following special resolutions:

"RESOLVED, by special resolutions, that:

(a) the Notice of Articles, once filed, be altered to:

 (i) remove the application of the "Pre-Existing Company Provisions; and

 (ii) change the authorized capital to an unlimited number of common shares without par value;

(b) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;

(c) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement these special resolutions, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke these special resolutions or postpone the implementation of these special resolutions."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

***Adoption of New Articles***

As a further step of the transition under the New Act, the Company is seeking shareholder approval of certain amendments to its Notice of Articles (the "Altered Notice of Articles") and approval of a new form of Articles (the "New Articles") to update its charter documents with respect to the New Act and incorporate certain new provisions of the New Act. The Board of Directors recommend amending the Company's Notice of Articles and adopting the New Articles thereby enabling the Company to be more efficient, flexible and cost-effective and also rendering the Company's charter documents into consistency with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the New Articles are available for viewing up to the date of the Meeting at the registered and records office of the Company located at 905 West Pender St. - Suite 501, Vancouver, British Columbia, and at the Meeting.

The resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting. The major changes from the existing Articles reflect the deletion of the Pre-Existing Company Provisions and provide greater consistency with the New Act.

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the Shareholders other than the insiders and employees of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested Shareholders.

The Directors of the Company believe the Plan is in the Company's best interests and recommend that the Shareholders approve the Plan.

<u>Alteration of Notice of Articles and Articles</u>

The British Columbia *Business Corporations Act* (the "New Act"), which replaced the British Columbia *Company Act* (the "Former Act"), came into force on March 29, 2004. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology; most particularly a Memorandum is now called a "Notice of Articles".

The Company is a "pre-existing company" under the New Act (that is, a company in existence at the time the New Act came into force). As such, the Company must do a transition rollover as the Company intends to alter its Memorandum (in order to alter its capital) and its Articles.

The Company, by approval of the Board of Directors, will take or has taken steps to bring its charter documents into conformity with the New Act and to that end will file or has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia). The Notice of Articles contains basic information of the Company including, the corporate name, the particulars of the directors and the authorized capital of the Company. This is the first step under the mandatory transition to the New Act.

***Deletion of Pre-Existing Company Provisions and Proposed Alteration of Authorized Capital***

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

7. <u>Adoption of New Articles</u>

Shareholder approval is being requested to Special Resolutions as follows:

(1) the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting articles which contain updated provisions based on the new *Business Corporations Act* (British Columbia);

(2) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement these special resolutions, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke these special resolutions or postpone the implementation of these special resolutions.

8. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy / Request for Voting Instructions Form ("VIF") and complete and return the Proxy / VIF to the registered office of the Company at Suite 501, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

**DATED** at the City of Vancouver, in the Province of British Columbia, February 24, 2005.

**BY ORDER OF THE BOARD OF DIRECTORS**

*"David Dicaire"*
DAVID DICAIRE
President and Director

# TOTALLY HIP TECHNOLOGIES INC.

501 – 905 West Pender Street
Vancouver, B.C. Canada, V6C 1L6
Telephone: (604) 685-6525

## INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT FEBRUARY 24, 2005 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 31, 2005.

This Information Circular is furnished in connection with the solicitation of proxies by management of Totally Hip Technologies Inc. (the "Company") for use at the Annual and Special General Meeting of Shareholders to be held on March 31, 2005 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

These securityholder materials (including this information circular, notice, audited financial statements for the years ended September 30, 2004, MD&A, proxy/request for voting instructions form, return card and return envelope) are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions to the Company (by mail at 501 – 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, or by fascimile at (604) 669-5886) as specified in the request for voting instructions.

### APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT 501- 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

### VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.



### INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

#### Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

### MATERIAL TRANSACTIONS SINCE OCTOBER 1, 2003

#### Private Placements

Pursuant to private placement agreements dated August 1, 2003, David Dicaire, President and a Director of the Company, and GP Technologies Inc., a British Columbia company wholly-owned by James Boyce, a Director of the Company, purchased 355,000 units and 500,000 units respectively of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.12 per share by April 13, 2006.

Pursuant to private placement agreements dated Dec 23, 2003, Driver's Seat Productions Ltd., a British Columbia company wholly-owned by Kirk Shaw, a Director of the Company, purchased 800,000 units of the Company's securities at a price of $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share by April 14, 2006.

#### Other Related Party Transactions

During the fiscal year ended September 30, 2004, the Company entered into certain transactions with Directors or former Directors of the company or companies controlled by Directors or former Directors of the Company as follows:

1. The Company incurred management/administrative fees of $43,500 with Winston Ventures Corp., a British Columbia non-reporting company wholly-owned by David Dicaire, President and a Director of the Company.

2. The Company incurred salary (research and development) of $90,000 with Selwyn Wan, former Vice President of the Company until July 1, 2004.

3. The Company incurred salary (research and development) of $90,000 with Steve Israelson, Vice President of the Company.

#### Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the Shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its Shareholders through ownership of shares in the Company. Accordingly, at the Meeting the Shareholders will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

**AGGREGATED OPTIONS/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| Name (a) | Securities Acquired on Exercise (#) (b) | Aggregate Value Realized ($) (c) | Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d) | Value of *Unexercised in the* Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e) |
|---|---|---|---|---|
| *Non-executive Directors as a group* | Nil | N/A | 2,150 (Exercisable) | Nil |

**EQUITY COMPENSATION PLANS**

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance. [Sept 30, 2004 - I&O 12,860,398 10%=1,286,039]

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 37,489 | $8.00 | 1,248,550 |
| Equity compensation plans not approved by securityholders | N/A | N/A | N/A |
| Total | 37,489 | $8.00 | 1,248,550 |

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan" and "Incentive Stock Options" under the heading "Particulars of Matters to be Acted Upon" herein.

**MANAGEMENT CONTRACTS**

The Company is a party to a Service Contract between the Company, David Dicaire, President, Director, CEO and CFO of the ompany and Winston Ventures Corp. ("Winston") of 501-905 West Pender Street, Vancouver, BC V6C 1L6, a British Columbia non-reporting company wholly-owned by David Dicaire. David Dicaire and Winston are engaged to perform certain management services and whereby David Dicaire is engaged to perform the duties and responsibilities of such executive offices to which he may be appointed at a fee of $4,500 per month.

**INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS**

None of the Directors or Executive Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended September 30, 2004.

**APPOINTMENT OF AUDITOR**

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Board of Directors. Amisano Hanson was first appointed auditors on January 12, 2000.



**VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF**

The Voting securities of the Company consist of common shares without par value. February 24, 2005 has been fixed in advance by the Directors as the record date for the purposes of determining those Shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date, 12,860,398 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

**ELECTION OF DIRECTORS**

At the last Annual General Meeting of Shareholders, the number for which positions exist on the Company's Board had been fixed at five.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a Director.

| NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY | PRINCIPAL OCCUPATION | PERIOD SERVED AS DIRECTOR | APPROXIMATE NUMBER OF VOTING SECURITIES[1] |
|---|---|---|---|
| **David Dicaire**<br>Coquitlam, BC, Canada<br>President, CEO, CFO and Director | President, CEO and Chairman of the Company since September 6, 2000; COO and GM of the Company since March 31, 2000 | March 31, 2000 to date | 355,125 |
| **Timothy Daum**<br>North Vancouver, BC, Canada<br>Director | President of Hybrid Creative Group | September 19, 2000 to date | 11,470 |
| **Michael Shaff**<br>La Honda, CA, USA<br>Director | President of Small Hands Inc. | September 19, 2000 to date | 892 |
| **James Boyce**<br>North Vancouver, BC, Canada<br>Director | President of Access Computer Rentals | March 14, 2003 to date | 500,125 |
| **Kirk Shaw**<br>Vancouver, BC, Canada<br>Director | President of Insight Film and Video Productions | March 14, 2003 to date | 961,666 |

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada except for Michael Shaff who is ordinarily resident in the United State of America.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. David Dicaire, Kirk Shaw and James Boyce are the three current Directors elected by the Board of Directors of the Company to the Audit Committee.

## CORPORATE CEASE TRADE ORDERS

No proposed director of the Company, within the past ten years, has been a director or executive officer of a company that, while that person was acting in that capacity was the subject of a cease trade or similar order, or an order that denied that company access to any exemption under the securities legislation, for a period of more than 30 consecutive days.

## STATEMENT OF EXECUTIVE COMPENSATION

### Compensation Summary

David Dicaire became the President of the Company on March 14, 2003 and was the President of the Company from September 6, 2000 until June 20, 2002 and Chief Executive Officer from September 6, 2000 until April 29, 2002. Stephen Simpson was Chief Executive Officer of the Company from April 29, 2002 until March 14, 2003 and was the President of the Company from June 20, 2002 until March 14, 2003. The following table discloses annual salary and bonus compensation and long-term compensation received by these officers of the Company, the Named Executive Officers, (the "NEO") during the financial years ended September 30, 2004, 2003 and 2002. No other officer's annual compensation during such periods exceeded $150,000.00.

**SUMMARY COMPENSATION TABLE**

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| NEO Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Other Annual Compen-sation ($) (e) | Securities Under Options/ SARs Granted (#) (f) | Restricted Shares or Restricted Share Units ($) (g) | LTIP Payouts ($) (h) | All Other Compen-sation ($) (i) |
| **David Dicaire** President, CEO, and CFO | 2004<br>2003<br>2002 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 43,500[1]<br>60,000[1]<br>19,713[1,2] | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| **Stephen Simpson** Former President and CEO | 2004<br>2003<br>2002 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>12,368[3]<br>15,000[4] | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

Note 1 This amount represents management/administrative fees paid or accrued to Winston Ventures Corp., a British Columbia non-reporting company wholly owned by David Dicaire.

Note 2 This is net of $100,287 in debt forgiven by Winston Ventures Corp., a British Columbia non-reporting company wholly owned by David Dicaire.

Note 3 This amount represents consulting fees paid or accrued to Identity Management Ltd., a British Columbia non-reporting company wholly owned by Stephen Simpson.

Note 4 This amount represents fees paid or accrued to Identity Management Inc., a British Columbia non-reporting company which is partially owned and controlled by Stephen Simpson.

### Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.



### Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options and SARs were granted to the Named Executive Officers during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officers during the most recently completed financial year and outstanding to the Named Executive Officers as at the Company's most recently completed financial year end.

**AGGREGATED OPTIONS/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| NEO Name (a) | Securities Acquired on Exercise (#) (b) | Aggregate Value Realized ($) (c) | Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d) | Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e) |
|---|---|---|---|---|
| **David Dicaire** | Nil | N/A | 22,250 (Exercisable) | Nil |

### Termination of Employment, Change in Responsibilities and Employment Contracts

In the financial year ended September 30, 2004 or the current financial year, the Company was not party to any employment contracts with its NEO and did not have any plan or arrangement in respect of compensation received or that may be received by its NEO in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

### Compensation of Directors

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No options and SARs were granted to the Non-Executive Directors during the most recently completed financial year.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors as at the Company's most recently completed financial year end.

E7

# Proxy

**ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF TOTALLY HIP TECHNOLOGIES INC. (the "Company")**

**TO BE HELD AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA ON THURSDAY, MARCH 31, 2005 AT 10:00 AM**

**The undersigned member ("Registered Shareholder") of the Company hereby appoints** David Dicaire, or failing him, James Boyce, both Directors of the Company, or in the place of the foregoing, ____________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**REGISTERED HOLDER SIGN HERE:** ____________________

**PRINT NAME:** ____________________

**DATE SIGNED:** ____________________

**NUMBER OF SHARES:** ____________________

**Resolutions** (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

| | For | Against | Withhold |
|---|---|---|---|
| 1. The re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors. | | N/A | |
| 2. The ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting. | | | N/A |
| 3. (a) To elect as Director, DAVID DICAIRE | | N/A | |
| (b) To elect as Director, JAMES BOYCE | | N/A | |
| (c) To elect as Director, KIRK SHAW | | N/A | |
| (d) To elect as Director, TIMOTHY DAUM | | N/A | |
| (e) To elect as Director, MICHAEL SHAFF | | N/A | |
| 4. To approve the proposed stock option plan for implementation by the Company. | | | N/A |
| 5. Shareholder approval is being requested to Special Resolutions:<br>(1) the Notice of Articles, once filed, be altered to:<br>(i) remove the application of the "Pre-Existing Company Provisions"; and<br>(ii) change the authorized capital to an unlimited number of common shares without par value;<br>(2) once this resolution has been adopted and deposited at the Company's records office, that a Notice of Alteration of the Notice of Articles be filed with the Registrar of Companies;<br>(3) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement these special resolutions, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of the TSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke these special resolutions or postpone the implementation of these special resolutions.<br>*This amendment to the Notice of Articles shall take effect* immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia). | | | N/A |

| | | | |
|---|---|---|---|
| 6. Shareholder approval is being requested to Special Resolutions:<br>(1) the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting articles which contain updated provisions based on the new *Business Corporations Act* (British Columbia);<br>(2) any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as in the opinion of the Board of Directors is necessary or desirable to implement these special resolutions, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment, the Board of Directors may make modifications hereto in accordance with the policies of theTSX Venture Exchange and the Board of Directors of the Company, may in their sole discretion and without further approval from the shareholders, revoke these special resolutions or postpone the implementation of these special resolutions. | | | N/A |

**THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.**

**SEE IMPORTANT INSTRUCTIONS ON REVERSE.**

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   **(a)** ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   **OR**

   **(b)** ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

***To be represented at the Meeting,*** **voting instructions *must be DEPOSITED* at the registered office of "TOTALLY HIP TECHNOLOGIES INC." no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

**The mailing address of the registered office of Totally Hip Technologies Inc. is 501 – 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, and its fax number is (604) 669-5886**

e8

# Totally Hip Technologies Inc.

(the "Company")

## REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

---

**COMPLETE AND RETURN THIS FORM TO:**

**Totally Hip Technologies Inc.**
501-905 West Pender Street
Vancouver, BC, Canada V6C 1L6
(CUSIP : 89152W1086)

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2005

______________________________
Signature

______________________________
Name – *Please Print*

______________________________
Address

______________________________
City/Prov/State Postal Code

______________________________
Fax Number

______________________________
E-Mail Address

**Please indicate your Preferred Method of Communication (check accordingly):**

E-Mail: ☐ Mail: ☐

F3

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109F1**
**CERTIFICATION OF ANNUAL FILINGS**

I, David Dicaire , President and Chief Executive Officer for **Totally Hip Technologies Inc**., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the year ending **September 30, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 17, 2005

*"David Dicaire"*

**David Dicaire**
President & CEO

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109F1**
**CERTIFICATION OF ANNUAL FILINGS**

I, David Dicaire , President and Chief Financial Officer for **Totally Hip Technologies Inc**., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the year ending **September 30, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 17, 2005

*"David Dicaire"*

**David Dicaire**
Chief Financial Officer

61

BCSC

**British Columbia Securities Commission**

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

____ Schedule B and C
(place X in appropriate category)

**ISSUER DETAILS**

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **TOTALLY HIP TECHNOLOGIES INC.** (formerly Totally Hip Inc.) | **December 31, 2003** | **2004/03/05** |

ISSUER'S ADDRESS **1040 Hamilton Street, Suite 306**

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| **Vancouver** | **BC** | **V6B 2R9** | **604-685-4057** | **604-685-6525** |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| **David Dicaire** | **CEO** | **604-685-6525** |

| CONTACT E-MAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| **davidd@totallyhip.com** | **totallyhip.com** |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| ***"David Dicaire"*** | **DAVID DICAIRE** | **2004/03/05** |
| ***"James Boyce"*** | **JAMES BOYCE** | **2004/03/05** |

(Electronic signatures should be entered in "quotations")

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

(Unaudited – Prepared by Management)

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2003 and September 30, 2003
(Unaudited – Prepared by Management)

| | (Unaudited) December 31, 2003 | (Audited) September 30, 2003 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash | $ 32,160 | $ 21,933 |
| Accounts receivable | 39,319 | 47,262 |
| GST receivable | 9,753 | 8,210 |
| Inventory | 3,500 | 3,500 |
| Prepaid expenses and deposits | 4,776 | 6,076 |
| | 89,508 | 86,981 |
| Capital assets | 42,216 | 44,081 |
| Software technology and intellectual property rights | 6 | 6 |
| | $ 131,730 | $ 131,068 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities - *Note 3* | $ 429,891 | $ 422,032 |
| Current portion of obligation under capital lease | 2,358 | 2,981 |
| Due to shareholders | 33,754 | 33,754 |
| | 466,003 | 458,767 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – *Note 2* | 6,523,678 | 6,523,678 |
| Common shares subscribed | 145,000 | 85,000 |
| Contributed surplus | 700,000 | 700,000 |
| Deficit | ( 7,702,951) | ( 7,636,377) |
| | ( 334,273) | ( 327,699) |
| | $ 131,730 | $ 131,068 |

APPROVED BY THE DIRECTORS:

*"David Dicaire"* ____________, Director    *"James Boyce"* ____________, Director

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the three months ended December 31, 2003 and 2002
(Unaudited – Prepared by Management)

| | Three months ended December 31, 2003 | 2002 |
|---|---|---|
| Deficit, beginning of period | $ ( 7,636,377) | $ ( 7,367,859) |
| Net loss for the period | (66,574) | (22,471) |
| Deficit, end of period | $ ( 7,702,951) | $ ( 7,390,330) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended December 31, 2003, and 2002
(Unaudited – Prepared by Management)

| | 2003 | 2002 |
|---|---|---|
| Sales | $ 51,542 | $ 242,623 |
| Cost of goods sold | 8,943 | 33,526 |
| Gross profit | 42,599 | 209,097 |
| Administrative Expenses | | |
| Amortization | 1,865 | 3,618 |
| Bad debts (recovered) | - | (2,395) |
| Interest and bank charges | 88 | 326 |
| Interest on long-term debt | - | 1,322 |
| Marketing, travel and promotion | 2,000 | 12,449 |
| Office and miscellaneous | 14,444 | 9,724 |
| Professional fees | 2,000 | 31,250 |
| Rent | 8,632 | 15,401 |
| Research and Development salaries | 45,000 | 75,000 |
| Salaries and consulting fees | 27,450 | 66,208 |
| Telephone | 1,956 | 7,825 |
| Transfer agent and filing fees | 1,142 | 3,020 |
| | 104,577 | 223,748 |
| Income (loss) from operations before other items | ( 61,978) | ( 14,651) |
| Other items: | | |
| Write-off of advances receivable – Note 3 | - | (13,500) |
| Foreign exchange | ( 4,596) | 5,680 |
| Net income for the period | $ (66,574) | $ (22,471) |
| Basic and diluted loss per share | $ ( 0.04) | $ ( 0.01) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended December 31, 2003, and 2002
(Unaudited – Prepared by Management)

| | 2003 | 2002 |
|---|---|---|
| Operating Activities | | |
| Net income (loss) for the period | $ (66,574) | $ (22,471) |
| Item not involving cash: | | |
| Amortization | 1,865 | 3,618 |
| | (64,709) | (18,853) |
| Changes in non-cash working capital items related to operations: | | |
| Accounts receivable | 7,943 | (31,717) |
| GST receivable | (1,543) | - |
| Prepaid expenses and deposits | 1,300 | - |
| Inventory | - | (4,000) |
| Accounts payable and accrued liabilities | 7,859 | (12,211) |
| Cash used in operating activities | (49,150) | (66,781) |
| Financing Activities | | |
| Issuance of shares for cash | - | 100,000 |
| Common shares subscribed | 60,000 | (80,000) |
| Decrease in capital lease obligations | (623) | (1,282) |
| Cash provided by (used in) financing activities | 59,377 | 18,718 |
| Increase (Decrease) in cash during the period | 10,227 | (48,063) |
| Cash, beginning of the period | 21,933 | 83,695 |
| Cash, end of the period | $ 32,160 | $ 35,632 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for: | | |
| Income Taxes | $ - | $ - |
| Interest | $ - | $ - |

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the three months ended December 31, 2003
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2003 annual financial statements. These financial statements follow the same accounting policies and methods as the Company's September 30, 2003 annual financial statements.

During the quarter ending December 31, 2003, the Company consolidated its shares on the basis of 1 new share for 4 dd shares outstanding and changed its name to Totally Hip Technologies Inc.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value

| | Three months ended December 31, 2003 | |
|---|---|---|
| Issued: | Number | $ |
| Balance, beginning of period | 7,161,584 | 6,523,678 |
| Share consolidation (1 new for 4 old shares) | (5,371,188) | - |
| Balance, end of period | 1,790,396 | 6,523,678 |

Escrow:

At December 31, 2003, there are 130,000 post-consolidated shares held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation:

At December 31, 2003, incentive stock options to purchase up 37,489 post-consolidated common shares were outstanding to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grant.

Note 2 Share Capital – (cont'd)

Commitments: – (cont'd)

Stock-based Compensation: – (cont'd)

A summary of the incentive stock options outstanding as at December 31, 2003 and changes for the period ending on that date is presented below:

| | Three months ended December 31, 2003 | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Options outstanding and exercisable at beginning and end of the period | 37,489* | $8.00 |

The following summarizes information about share purchase options outstanding at December 31, 2003:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 18,750 | $ 5.20 | February 1, 2005 |
| 4,250 | $ 26.00 | May 12, 2005 |
| 2,700 | $ 11.20 | November 20, 2005 |
| 11,789 | $ 5.20 | December 27, 2005 |
| 37,489* | | |

* (post-consolidated)

Warrants

At December 31, 2003, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,083,333 | $0.80 | August 28, 2004 |
| 144,927 | $0.92 | November 19, 2004 |
| 1,228,260** | | |

**(post-consolidated)

Note 2 Share Capital – (cont'd)

Common Shares Subscribed

At December 31, 2003, the Company has received $55,000 in respect to a private placement for 1,200,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to purchase an additional common share at $0.12 per share for a period of up to two years. The Company will pay a finders fee of $1,725. This private placement is subject to regulatory approval.

At December 31, 2003, the Company has received $90,000 in respect to a private placement for 10,000,000 units at $0.05 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to purchase an additional common share at $0.10 per share for a period of up to two years. The Company will pay a finders fee of $32,000. This private placement is subject to regulatory approval.

Note 3 Related Party Transactions

| | Three months ended December 31, 2003 | Three months ended December 31, 2002 |
|---|---|---|
| Research & Development salaries | $ 45,000 | $ 45,000 |
| Salaries and consulting fees | 18,000 | 20,000 |
| | $ 63,000 | $ 65,000 |

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts receivable at December 31, 2003 is $26,705 (2002: $Nil) due from a company with a common director.

Included in accounts payable and accrued liabilities at December 31, 2003 is $ 29,662 (2002: $11,416) due to current and former directors and officers of the Company in respect of unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Totally Hip Technologies Inc.
(formerly Totally Hip Inc.)
Notes to the Consolidated Financial Statements
December 31, 2003
(Unaudited – Prepared by Management)

Note 4 Segmented Information

The Company's revenues are allocated to the following geographic segments:

| | Three months ended December 31, 2003 |
|---|---|
| USA | 56.9 |
| Canada | 11.3 |
| Europe | 11.1 |
| United Kingdom | 7.6 |
| Asia | 5.7 |
| Scandinavia | 5.2 |
| Australia | 2.2 |
| | 100% |

Note 5 Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

# British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

__X__ Schedule B
(place X in appropriate category)

**ISSUER DETAILS**

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **TOTALLY HIP TECHNOLOGIES INC.** (formerly Totally Hip Inc.) | **December 31, 2003** | **2004/03/05** |

ISSUER'S ADDRESS **1040 Hamilton Street, Suite 306**

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| **Vancouver** | **BC** | **V6B 2R9** | **604-685-4057** | **604-685-6525** |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| **David Dicaire** | **Chief Operating Officer** | **604-685-6525** |

| CONTACT E-MAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| **davidd@totallyhip.com** | **totallyhip.com** |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"David Dicaire"* | **DAVID DICAIRE** | **2004/03/05** |
| *"James Boyce"* | **JAMES BOYCE** | **2004/03/05** |

(Electronic signatures should be entered in "quotations")

**TOTALLY HIP TECHNOLOGIES INC.**
QUARTERLY REPORT
for the three months ended December 31, 2003

Schedule A: Financial Information
- See financial information attached

Schedule B: Supplementary Information

1. General and Administrative
   - See financial information attached

2. Aggregate amount of expenditures made to parties not at arm's-length
   - See Note 3 to the financial statements

3. a) During the period under review, the following common shares were issued: Nil

   b) There were no share purchase options granted during the period under review.

4. Summary of securities as at the end of the quarter.

   a) Authorized and issued share capital.
      - See Note 2 to the financial statements

   b) Summary of options outstanding
      - See Note 2 to the financial statements

   c) Summary of warrants outstanding.
      - See Note 2 to the financial statements

   d) Total number of shares in escrow: 129,998

5. List of Directors and Officers: David Dicaire, CEO, COO, CFO, President and Director
   Steve Israelson, V.P. Technology and Secretary
   Selwyn Wan, V.P. Development
   Timothy Daum, Director
   Michael Shaff, Director
   James Boyce, Director
   Kirk Shaw, Director

Schedule C: Management Discussion
- See financial information attached

**TOTALLY HIP TECHNOLOGIES INC.**
QUARTERLY REPORT FORM 51
MANAGEMENT DISCUSSION
for the three months ended December 31, 2003

Schedule C: Management Discussion

## Operations

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip's develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

During the period ended December 31, 2003 Totally Hip focused on operating at a profitable level and sought alternative sources of revenues and increased opportunities for uses of its technology. Totally Hip also made efforts to secure additional funding through sale of its securities and sale of interests in its technology and assets to increase working capital.

The emphasis of Totally Hip's development work was on LiveStage Professional and creating opportunities to leverage its technology and assets to increase revenues and corporate opportunities.

Totally Hip started development on its own component to be included as part of the Apple QuickTime component download program. Significant progress was made in the quarter and it is scheduled for completion in the second fiscal quarter. This program allows third parties to create components, or plug-ins extending QuickTime capabilities when media requiring that functionality is encountered. QuickTime seamlessly retrieves the component from a server, installs it and then proceeds to present the media. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Significant progress was made on a new version of LiveStage Professional and creation of a component

In corporate matters, the three months ended December 31, 2003 saw Totally Hip commence a corporate reorganization and securing commitments for more than $600,000 in financings through the issuance of its securities. These financings are expected to close shortly.

## Description of Business

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest

customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional 4.1 gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional 4.1 also uncovers a whole new set of QTVR features rarely accessible before. Supporting 360□ panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. This version of LiveStage also introduced Fast FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional 4.1 also adds support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface was completely redesigned to emphasize working in a distinctly visual environment for greater productivity. The greatly improved look and feel adds dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime 6 not possible in other authoring environments.

Development on other products has been limited to minor upgrades to support new operating systems and versions of QuickTime due to limited development, marketing and sales capacity and budgets.

### Discussion of Operations and Financial Condition

During the three months ended December 31, 2003. Net sales/gross profit before expenses for the period were $42,599 as compared to $209,097 for the comparable period in 2002, and gross sales were $51,542 compared to $242,623 for the comparable period in 2002.

On an overall basis the net loss for the three months ending December 31, 2003 is $66,574 comparable to a loss of $22,471 for the same period the previous year resulting in a net loss of $0.04 per share for the period compared to a net loss of $0.01 per share for the same three-month period in 2002.

Gross profit from sales for the three month period was $42,599 or 83% of gross sales compared to the previous years gross profit from sales of $209,097. Cost of goods sold does not include labor costs to generate license, service or training revenue that is included in expenses under salaries and consulting fees.

Gross sales were adversely impacted for the fiscal year by about 10% overall and about 7.6% for the three months ended December 31, 2003, due to the exchange rate between the changed Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the three months ended December 31, 2003 is USA 57%, Europe 11%, Canada 11%, United Kingdom 8%, Asia 6%, Scandinavian countries 5% and Australia 2%.

Cost of goods sold for the three months ending December 31, 2003 was $8,943 compared to $33,526 for the comparable period in 2002.

Administrative expenses for the three months ending December 31, 2003 were reduced to $104,577, compared to $223,748 in the previous year. Major expense reductions occurred in research and development ($30,000), professional fees ($29,250), marketing, travel and promotion ($10,449) and salaries and consulting fees ($38,758).

Research and development expenses are based on the period in which they occur and are recorded at full expense against the period they are expended.

Expenditures were limited to items of critical nature to the Company's operations and for the small research and development team. Sales were hampered by the Companies cash flow restrictions. No significant marketing and sales expenses such as participating in trade shows were incurred. Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures.

**Related Party Transactions**

For the three month period ending December 31, 2003, related party transactions for research and development salaries totaled $45,000, compared to $45,000 for the same period in 2002.

For the three-month period ending December 31, 2003, related party transactions for salaries and consulting fees totaled $18,000, compared to $20,000 for the same period in 2002.

**Liquidity and Solvency**

Totally Hip ended the three months December 31, 2003 with $32,160 in cash compared to $35,632 in cash as of December 31, 2002. In order to meet obligations as they come due the low level of cash significantly affects operations.

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $131,730 as of December 31, 2003 compared with $228,189 as of December 31, 2002.

Totally Hip's liabilities at December 31, 2003 comprised of accounts payable and accrued liabilities total $429,891, compared to $391,839 at December 31, 2002.

At December 31, 2003 Totally Hip had a working capital deficiency of $376,495 compared with $258,838 at December 31, 2002.

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

On August 1, 2003 Totally Hip announced that it agreed to a private placement of $120,000 of its securities which will consist of the sale of up to 1,200,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.12 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance. This private placement is subject to acceptance for filing by the TSX Venture Exchange.

During the three-month period ending December, 2003, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the three months ended December 31, 2003 Totally Hip consolidated its shares on the basis of one new for four old shares outstanding.

On December 23, 2003, Totally Hip agreed to a private placement of $500,000 of its securities which will consist of the sale of up to 10,000,000 units at $0.05 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.10 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance. This private placement is subject to acceptance for filing by the TSX Venture Exchange.

**Outlook**

Totally Hip plans to continue as one of the leading QuickTime developers and focus on development of the LiveStage Professional technology. QuickTime, continues to become more popular now that the Windows/PC version of the popular iTunes music software is available for Windows. Windows based PC users are heavily installing QuickTime to use iTunes for Windows and most new computers have QuickTime installed. Totally Hip plans to use its QuickTime and LiveStage expertise to generate increased service, consulting and paid support revenues.

Totally Hip plans to update LiveStage Professional and incorporate OpenGL technology. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporated 3D visualization in the development of interactive media projects.

Totally Hip has started development on its own component to be included as part of the Apple QuickTime component download program. This program allows third parties to create components, or plug-ins extending QuickTime capabilities when media requiring that functionality is encountered. QuickTime seamlessly retrieves the component from a server, installs it and then proceeds to present the media. Totally Hip is developing a custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media.

62



**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited – Prepared by Management)

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED BALANCE SHEETS
March 31, 2004 and September 30, 2003
(Unaudited – Prepared by Management)

| | (Unaudited) March 31, 2004 | (Audited) September 30, 2003 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash | $ 14,817 | $ 21,933 |
| Accounts receivable | 44,005 | 47,262 |
| GST receivable | 20,073 | 8,210 |
| Inventory | 3,500 | 3,500 |
| Prepaid expenses and deposits | 4,776 | 6,076 |
| | 87,171 | 86,981 |
| Capital assets | 38,720 | 44,081 |
| Software technology and intellectual property rights | 6 | 6 |
| | $ 125,897 | $ 131,068 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities - *Note 3* | $ 482,305 | $ 422,032 |
| Current portion of obligation under capital lease | 1,943 | 2,981 |
| Due to shareholders | 33,754 | 33,754 |
| | 518,002 | 458,767 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – *Note 2* | 6,523,678 | 6,523,678 |
| Common shares subscribed | 185,000 | 85,000 |
| Contributed surplus | 700,000 | 700,000 |
| Deficit | ( 7,800,783) | ( 7,636,377) |
| | ( 392,105) | ( 327,699) |
| | $ 125,897 | $ 131,068 |

APPROVED BY THE DIRECTORS:

*"David Dicaire"* ________________, Director    *"James Boyce"* ________________, Director

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the six months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

| | Six months ended March 31, 2004 | 2003 |
|---|---|---|
| Deficit, beginning of period | $ ( 7,636,377) | $ ( 7,367,859) |
| Net income(loss) for the period | (164,406) | 7,038 |
| Deficit, end of period | $ (7,800,783) | $ ( 7,360,821) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended March 31, 2004, and 2003
(Unaudited – Prepared by Management)

| | Three months ended March 31 2004 | 2003 | Six months ended March 31 2004 | 2003 |
|---|---|---|---|---|
| Sales | 82,157 | $ 128,074 | 133,699 | $ 370,697 |
| Cost of goods sold | 5,697 | 26,495 | 14,640 | 60,021 |
| Gross profit | 76,460 | 101,579 | 119,059 | 310,676 |
| Administrative Expenses | | | | |
| Amortization | 3,496 | 3,618 | 5,361 | 7,236 |
| Bad debts (recovered) | - | - | - | (2,395) |
| Interest and bank charges | 131 | 138 | 219 | 464 |
| Interest on long-term debt | - | 661 | - | 1,983 |
| Marketing, travel and promotion | 3,503 | 41,052 | 5,503 | 53,501 |
| Office and miscellaneous | 10,777 | 16,933 | 25,221 | 26,657 |
| Professional fees | 60,752 | 64,902 | 62,752 | 96,152 |
| Rent | 9,234 | 15,401 | 17,866 | 30,802 |
| Research and Development salaries | 45,000 | 45,000 | 90,000 | 90,000 |
| Salaries and consulting fees | 24,158 | 8,194 | 51,608 | 104,402 |
| Telephone | 2,605 | 4,690 | 4,561 | 12,515 |
| Transfer agent and filing fees | 7,415 | 5,394 | 8,557 | 8,414 |
| | 167,071 | 205,983 | 271,648 | 429,731 |
| Income (loss) from operations before other items | (90,611) | ( 104,404) | (152,589) | ( 119,059) |
| Other items: | | | | |
| Accounts payable settlement | - | 152,865 | - | 152,865 |
| Write-off of advances receivable – Note 3 | - | - | - | (13,500) |
| Foreign exchange | (7,221) | ( 18,952) | (11,817) | (13,272) |
| Net income(loss) for the period | $ (97,832) | $ 29,509 | $ (164,406) | $ 7,038 |
| Basic and diluted loss per share | $ (0.03) | $ ( 0.00) | $ (0.05) | $ ( 0.00) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended March 31, 2004, and 2003
(Unaudited – Prepared by Management)

| | Three months ended March 31 | | Six months ended March 31 | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Operating Activities | | | | |
| Net income (loss) for the period | $ (97,832) | $ 29,509 | $ (164,406) | $ 7,038 |
| Item not involving cash: | | | | |
| Amortization | 3,496 | 3,618 | 5,361 | 7,236 |
| Gain on accounts payable settlement | - | (152,865) | - | (152,865) |
| Write-off of advances receivable | - | - | - | 13,500 |
| | (94,336) | (119,738) | (159,045) | (125,091) |
| Changes in non-cash working capital items related to operations: | | | | |
| Accounts receivable | (4,686) | 27,983 | 3,257 | 9,766 |
| GST receivable | (10,320) | - | (11,863) | - |
| Prepaid expenses and deposits | - | 860 | 1,300 | 860 |
| Inventory | - | 3,500 | - | (500) |
| Accounts payable and accrued liabilities | 52,414 | 11,678 | 60,273 | (533) |
| Cash used in operating activities | (56,928) | (75,717) | (106,078) | (115,498) |
| Financing Activities | | | | |
| Issuance of shares for cash | - | 35,000 | - | 135,000 |
| Common shares subscribed | 40,000 | - | 100,000 | (80,000) |
| Decrease in capital lease obligations | (415) | (1,267) | (1,038) | (2,549) |
| Cash provided by (used in) financing activities | 39,585 | 33,733 | 98,962 | 52,541 |
| Increase (Decrease) in cash during the period | (17,343) | (14,984) | (7,116) | (63,047) |
| Cash, beginning of the period | 32,160 | 35,632 | 21,933 | 83,695 |
| Cash, end of the period | $ 14,817 | $ 20,648 | $ 14,817 | $ 20,648 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid for: | | | | |
| Income Taxes | $ - | $ - | $ - | $ - |
| Interest | $ - | $ - | $ - | $ - |

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended March 31, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim six month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2003 annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods as the Company's September 30, 2003 annual financial statements.

During the quarter ending March 31, 2004, the Company consolidated its shares on the basis of 1 new share for 4 old shares outstanding and changed its name to Totally Hip Technologies Inc.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value

| | Six months ended March 31, 2004 | |
|---|---|---|
| Issued: | Number | $ |
| Balance, September 30, 2003 | 7,161,584 | 6,523,678 |
| Share consolidation (1 new for 4 old shares) | (5,371,188) | - |
| Balance, December 31, 2003 and March 31, 2004 | 1,790,396 | 6,523,678 |

Escrow:

At March 31, 2004, there are 130,000 post-consolidated shares held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation:

At March 31, 2004, incentive stock options to purchase up to 37,489 post-consolidated common shares were outstanding to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grant.

Totally Hip Technologies Inc.
(formerly Totally Hip Inc.)
Notes to the Consolidated Financial Statements
March 31, 2004
(Unaudited – Prepared by Management)

Note 2 Share Capital – (cont'd)

Commitments: – (cont'd)

Stock-based Compensation: – (cont'd)

A summary of the incentive stock options outstanding as at March 31, 2004 and changes for the period ending on that date is presented below:

| | Six months ended March 31, 2004 | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Options outstanding and exercisable at beginning and end of the period | 37,489* | $8.00 |

The following summarizes information about share purchase options outstanding at March 31, 2004:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 18,750 | $ 5,20 | February 1, 2005 |
| 4,250 | $ 26,00 | May 12, 2005 |
| 2,700 | $ 11,20 | November 20, 2005 |
| 11,789 | $ 5,20 | December 27, 2005 |
| 37,489* | | |

* (post-consolidated)

Warrants

At March 31, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,083,333 | $0.80 | August 28, 2004 |
| 144,927 | $0.92 | November 19, 2004 |
| 1,228,260** | | |

**(post-consolidated)

Note 2 Share Capital – (cont'd)

Common Shares Subscribed

At March 31, 2004, the Company has received $95,000 in respect to a private placement for 1,200,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to purchase an additional common share at $0.12 per share for a period of up to two years. The Company will pay a finders fee of $1,725.

Subsequent to March 31, 2004 the Company closed this private placement. The private placement is subject to a hold period whereby the units may not be traded until August 13, 2004.

At March 31, 2004, the Company has received $90,000 in respect to a private placement for 10,000,000 units at $0.05 per unit. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to purchase an additional common share at $0.10 per share for a period of up to two years. The Company will pay a finders fee of $32,000.

Subsequent to March 31, 2004 the Company closed this private placement. The private placement is subject to a hold period whereby the units may not be traded until August 14, 2004.

Note 3 Related Party Transactions

| | Six months ended March 31, 2004 | Six months ended March 31, 2003 |
|---|---|---|
| Research & Development salaries | $ 90,000 | $ 90,000 |
| Salaries and consulting fees | 27,000 | 52,500 |
| | $ 117,000 | $ 142,500 |

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts receivable at March 31, 2004 is $26,705 (2002: $Nil) due from a company with a common director.

Included in accounts payable and accrued liabilities at March 31, 2004 is $ 31,524 (2003: $7,635) due to current and former directors and officers of the Company in respect of unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4 Segmented Information

The Company's revenues are allocated to the following geographic segments:

| | Six months ended March 31, 2004 |
|---|---|
| USA | 56.3 |
| Europe | 20.0 |
| United Kingdom | 11.3 |
| Canada | 7.2 |
| Scandinavia | 2.2 |
| Asia | 2.0 |
| Australia | 1.0 |
| | 100% |

Note 5 Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

# TOTALLY HIP TECHNOLOGIES INC.

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 31, 2004

### FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

### DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional 4.1 gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional 4.1 also uncovers a whole new set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. This version of LiveStage also introduced Fast FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional 4.1 also adds support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

# TOTALLY HIP TECHNOLOGIES INC.

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 31, 2004

### FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

### DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional 4.1 gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional 4.1 also uncovers a whole new set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. This version of LiveStage also introduced Fast FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional 4.1 also adds support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

# TOTALLY HIP TECHNOLOGIES INC.

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 31, 2004

LiveStage Professional's user interface was completely redesigned to emphasize working in a distinctly visual environment for greater productivity. The greatly improved look and feel adds dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime 6 not possible in other authoring environments.

The Company continues to strive towards developing new and enhanced products and during the period under review introduced its latest development in LiveStage products.

**Live Stage Professional Version 4.5**

During the quarter ending March 31, 2004 the Company announced the release of LiveStage Professional 4.5. LiveStage Professional 4.5 expands market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime component.

Livestage professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Prefessional production environment and the multi-media industry.

Development on other products has been limited to minor upgrades to support new operating systems and versions of QuickTime due to limited development, marketing and sales capacity and budgets.

### SELECTED FINANCIAL DATA

| | Three Months Ended March 31, | | Years Ended December 31, | | |
|---|---|---|---|---|---|
| | 2004<br>$ | 2003<br>$ | 2003<br>$ | 2002*<br>$ | 2001<br>$ |
| **OPERATIONS:** | | | | | |
| Revenues – net of packaged software | 133,699 | 370,697 | 485,121 | 685,256 | 451,577 |
| Net Income (Loss) | (164,406) | 7,038 | (226,597) | (345,416) | (587,630) |
| Basic and diluted income (loss) per share | (0.05) | 0.00 | (0.03) | (0.13) | (0.28) |
| **BALANCE SHEET:** | | | | | |
| Working capital (deficiency) | (430,831) | (190,451) | (371,786) | (262,622) | (661,450) |
| Total assets | 125,897 | 150,244 | 131,068 | 244,153 | 407,919 |
| Long-term liabilities Total | - | - | - | 39,284 | 42,045 |

* As at September 30, 2002, management of the Company disputed certain charges. During the year ended September 30, 2003, the matter was resolved and the Company agreed to pay an additional $41,521 interest and legal fees owing at September 30, 2002 and accordingly, restated its operations for the year then ended. (Refer to the Company's audited consolidated financial statements as at September 30, 2003).

### RESULTS OF OPERATIONS

During the six months ended March 31, 2004, Net sales/gross profit before expenses for the period were $119,059 as compared to $310,676 for the comparable period in 2003, and gross sales were $133,699 compared to $370,697 for the comparable period in 2003.

On an overall basis the net loss for the six months ending March 31, 2004 is $164,406 comparable to a net profit of $7,038 for the same period in the previous year resulting in a net loss of $0.05 per share for the period compared to

a net profit of $0.00 per share for the same six-month period in 2003.

Gross profit from sales for the six month period was $119,059 or 89% of gross sales compared to the previous years gross profit from sales of $310,676. Cost of goods sold does not include labor costs to generate license, service or training revenue that is included in expenses under salaries and consulting fees.

Gross sales were adversely impacted for the fiscal year by about 10% overall and about 7.1% for the six months ended March 31, 2004, due to the exchange rate between the changed Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the six months ended March 31, 2004 is USA 57%, Europe 20%, United Kingdom 11%, Canada 7%, Scandinavian countries 2%, Asia 2% and Australia 1%.

Cost of goods sold for the six months ending March 31, 2004 was $14,640 compared to $60,021 for the comparable period in 2003.

Administrative expenses for the six months ending March 31, 2004 were reduced to $271,648, compared to $429,731 in the previous year. Major expense reductions occurred in professional fees ($33,400), marketing, travel and promotion ($47,998) and salaries and consulting fees ($52,794).

Research and development expenses are based on the period in which they occur and are recorded at full expense against the period they are expended.

Expenditures were limited to items of critical nature to the Company's operations and for the small research and development team. No significant marketing and sales expenses such as participating in trade shows were incurred. Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2004.

## RELATED PARTY TRANSACTIONS

For the six month period ending March 31, 2004, related party transactions for research and development salaries totaled $90,000, compared to $90,000 for the same period in 2003.

For the six-month period ending March 31, 2004, related party transactions for salaries and consulting fees totaled $27,000, compared to $52,500 for the same period in 2003.

## LIQUIDITY AND SOLVENCY

Totally Hip ended the six months March 31, 2004 with $14,817 in cash compared to $20,648 in cash as of March 31, 2003. In order to meet obligations as they come due the low level of cash significantly affects operations.

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $125,897 as of March 31, 2004 compared with $150,244 as of March 31, 2003.

Totally Hip's liabilities at March 31, 2004 comprised of accounts payable and accrued liabilities totalling $482,305, (2003: $253,633) current potion of obligation under capitalization of lease of $,1,943 (2003: $2,981) and amounts due to shareholders of $33,754 (2003: $33,754)

At March 31, 2004 Totally Hip had a working capital deficiency of $430,831 compared with $190,451 at March 31, 2003.

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations,

sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

On August 1, 2003 Totally Hip agreed to a $120,000 private placement of its securities which consisted of the sale of up to 1,200,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.12 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance.

Subsequent to the quarter ending March 31, 2004, this private placement was closed.

During the six-month period ending March, 2004, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the six months ended March 31, 2004 Totally Hip consolidated its shares on the basis of one new for four old shares outstanding.

On December 23, 2003, Totally Hip agreed to a $500,000 private placement of its securities which consisted of the sale of up to 10,000,000 units at $0.05 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.10 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance.

Subsequent to the quarter ending March 31, 2004, this private placement was closed.

### CRITICAL ACCOUNTING POLICIES

Management has prepared the interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting policies and are stated in Canadian dollars. The interim financial statements are unaudited and although they have not been reviewed by the Company's auditors they have been reviewed by the Company's Audit Committee. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies that can be found in the Companies audited financial statements as at September 30, 2003.

### FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at March 31, 2004 or March 31, 2003.

# TOTALLY HIP TECHNOLOGIES INC.

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 31, 2004

### RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with over 57% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

### OUTLOOK

In 2004 Totally Hip plans to update LiveStage Professional and incorporate OpenGL technology. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporated 3D visualization in the development of interactive media projects.

Totally Hip has started development on its own component to be included as part of the Apple QuickTime component download program. This program allows third parties to create components, or plug-ins extending QuickTime capabilities when media requiring that functionality is encountered. QuickTime seamlessly retrieves the component from a server, installs it and then proceeds to present the media. Totally Hip is developing a custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media.

G3



**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited – Prepared by Management)

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2004 and September 30, 2003
(Unaudited – Prepared by Management)

| | (Unaudited) June 30, 2004 | (Audited) September 30, 2003 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash | $ 2,508 | $ 21,933 |
| Accounts receivable | 49,901 | 47,262 |
| GST receivable | 37,580 | 8,210 |
| Inventory | 3,500 | 3,500 |
| Prepaid expenses and deposits | 8,060 | 6,076 |
| | 101,549 | 86,981 |
| Capital assets | 35,224 | 44,081 |
| Software technology and intellectual property rights | 6 | 6 |
| | $ 136,779 | $ 131,068 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities - *Note 3* | $ 347,375 | $ 422,032 |
| Current portion of obligation under capital lease | 1,074 | 2,981 |
| Due to shareholders | 33,754 | 33,754 |
| | 382,203 | 458,767 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – *Note 2* | 7,109,953 | 6,523,678 |
| Common shares subscribed | - | 85,000 |
| Contributed surplus | 700,000 | 700,000 |
| Deficit | ( 8,055,377) | ( 7,636,377) |
| | ( 245,424) | ( 327,699) |
| | $ 136,779 | $ 131,068 |

APPROVED BY THE DIRECTORS:

*" David Dicaire"*, Director    *"James Boyce"*, Director

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the nine months ended June 30, 2004 and 2003
(Unaudited – Prepared by Management)

| | Nine months ended June 30, 2004 | 2003 |
|---|---|---|
| Deficit, beginning of period | $ ( 7,636,377) | $ ( 7,367,859) |
| Net income(loss) for the period | (419,000) | 7,038 |
| Deficit, end of period | $ ( 8,055,377) | $ ( 7,360,821) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months and nine months ended June 30, 2004, and 2003
(Unaudited – Prepared by Management)

| | Three months ended June 30, 2004 | Three months ended June 30, 2003 | Nine months ended June 30, 2004 | Nine months ended June 30, 2003 |
|---|---|---|---|---|
| Sales | 103,001 | $ 137,451 | 220,226 | $ 508,148 |
| Cost of goods sold | 1,201 | 18,166 | 15,841 | 78,187 |
| Gross profit | 101,800 | 119,285 | 204,385 | 429,961 |
| Administrative Expenses | | | | |
| Amortization | 3,496 | 3,618 | 8,857 | 10,854 |
| Bad debts (recovered) | - | (610) | - | (3,005) |
| Interest and bank charges | 173 | 666 | 392 | 1,130 |
| Interest on long-term debt | - | 745 | - | 2,728 |
| Marketing, travel and promotion | 163,130 | 500 | 168,633 | 54,001 |
| Office and miscellaneous | 12,787 | 13,714 | 38,008 | 40,419 |
| Professional fees | 65,871 | 5,980 | 128,623 | 102,132 |
| Rent | 8,701 | 11,344 | 26,567 | 42,146 |
| Research and Development salaries | 45,000 | 45,000 | 135,000 | 135,000 |
| Salaries and consulting fees | 16,560 | 27,546 | 68,168 | 131,948 |
| Telephone | 6,990 | 5,864 | 11,551 | 18,379 |
| Transfer agent and filing fees | 4,577 | 1,993 | 13,134 | 10,407 |
| | 327,285 | 116,360 | 598,933 | 546,139 |
| Income (loss) from operations before other items | ( 225,485) | 2,925 | (394,548) | ( 116,178) |
| Other items: | | | | |
| Other income | | - | | 46 |
| Accounts payable settlement | - | 1,995 | - | 154,860 |
| Write-off of advances receivable – Note 3 | - | - | - | (13,500) |
| Foreign exchange | (12,636) | ( 9,071) | (24,453) | (22,343) |
| Interest income | 1 | 42 | 1 | 45 |
| Net income(loss) for the period | $ (238,120) | $( 4,108) | $ (419,000) | $ 2,930 |
| Basic and diluted loss per share | $ ( 0.02) | $ ( 0.00) | $ (0.07) | $ ( 0.00) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months and nine months ended June 30, 2004, and 2003
(Unaudited – Prepared by Management)

| | Three months ended June 30, 2004 | Three months ended June 30, 2003 | Nine months ended June 30, 2004 | Nine months ended June 30, 2003 |
|---|---|---|---|---|
| Operating Activities | | | | |
| Net income (loss) for the period | $ ( 238,120) | $ (4,108) | $ (419,000) | $ 2,930 |
| Item not involving cash: | | | | |
| Amortization | 3,496 | 3,618 | 8,857 | 10,854 |
| Gain on accounts payable settlement | - | (1,995) | - | (154,860) |
| Write-off of advances receivable | - | - | - | 13,500 |
| | ( 234,624) | ( 2,485) | (410,143) | (127,576) |
| Changes in non-cash working capital items related to operations: | | | | |
| Accounts receivable | ( 22,370) | (1,994) | ( 2,639) | 7,772 |
| GST receivable | ( 17,507) | - | (29,370) | - |
| Prepaid expenses and deposits | ( 3,284) | 364 | ( 1,984) | 1,224 |
| Inventory | - | - | - | (500) |
| Accounts payable and accrued liabilities | (134,930) | 17,514 | (74,657) | 16,981 |
| Cash used in operating activities | (412,715) | 13,399 | (518,793) | (102,099) |
| Investing Activities | | | | |
| Sale of office equipment | - | 400 | - | 400 |
| Cash provided (used in) by investing activities | - | 400 | - | 400 |
| Financing Activities | | | | |
| Issuance of shares for cash | 586,275 | - | 586,275 | 135,000 |
| Common shares subscribed | ( 185,000) | 10,000 | (85,000) | (70,000) |
| Decrease in capital lease obligations | ( 869) | (207) | (1,907) | (2,756) |
| Cash provided by financing activities | 400,406 | 9,793 | 499,368 | 62,244 |
| Increase (Decrease) in cash during the period | ( 12,309) | 23,592 | (19,425) | (39,455) |
| Cash, beginning of the period | 14,817 | 20,648 | 21,933 | 83,695 |
| Cash, end of the period | $ 2,508 | $ 44,240 | $ 2,508 | $ 44,240 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid for: | | | | |
| Income Taxes | $ - | $ - | $ - | $ - |
| Interest | $ - | $ - | $ - | $ - |

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the nine months ended June 30, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim six month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2003 annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods as the Company's September 30, 2003 annual financial statements.

During the nine months ended June 30, 2004, the Company consolidated its shares on the basis of 1 new share for 4 old shares outstanding and changed its name to Totally Hip Technologies Inc.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value

| | Nine months ended June 30, 2004 | |
|---|---|---|
| Issued: | Number | $ |
| Balance, September 30, 2003 | 7,161,584 | 6,523,678 |
| Share consolidation (1 new for 4 old shares) | (5,371,187) | - |
| Escrow shares cancellation | (129,999) | - |
| For cash: | | |
| – pursuant to a private placement – at $0.10 | 1,200,000 | 120,000 |
| – pursuant to a private placement – at $0.05 | 10,000,000 | 500,000 |
| Finders fees | - | (33,725) |
| Balance June 30, 2004 | 12,860,398 | 7,109,953 |

Commitments:

Stock-based Compensation:

At June 30, 2004, incentive stock options to purchase up to 37,489 post-consolidated common shares were outstanding to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grant.

Note 2 Share Capital – (cont'd)

Commitments: – (cont'd)

Stock-based Compensation: – (cont'd)

A summary of the incentive stock options outstanding as at June 30, 2004 and changes for the period ending on that date is presented below:

| | Nine months ended June 30, 2004 | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Options outstanding and exercisable at beginning and end of the period | 37,489* | $8.00 |

The following summarizes information about share purchase options outstanding at June 30, 2004:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 18,750 | $ 5,20 | February 1, 2005 |
| 4,250 | $ 26,00 | May 12, 2005 |
| 2,700 | $ 11,20 | November 20, 2005 |
| 11,789 | $ 5,20 | December 27, 2005 |
| 37,489* | | |

* (post-consolidated)

Warrants

At June 30, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,083,333 | $0.80 | August 28, 2004 |
| 144,927 | $0.92 | November 19, 2004 |
| 1,228,260** | | |

**(post-consolidated)

Note 2 Share Capital – (cont'd)

Subsequent to June 30, 2004, 1,083,333 share purchase warrants exercisable at $0.80 per share expired.

Note 3 Related Party Transactions

| | Nine months ended June 30, 2004 | Nine months ended June 30, 2003 |
|---|---|---|
| Research & Development salaries | $ 135,000 | $ 135,000 |
| Salaries and consulting fees | 30,000 | 45,000 |
| | $ 165,000 | $ 180,000 |

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts receivable at June 30, 2004 is $26,705 (2003: $Nil) due from a company with a common director.

Included in accounts payable and accrued liabilities at June 30, 2004 is $ 45,969 (2003: $7,635) due to current and former directors and officers of the Company in respect of unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4 Segmented Information

The Company's revenues are allocated to the following geographic segments:

| | Nine months ended June 30, 2004 |
|---|---|
| USA | 52.40 |
| Europe | 19.30 |
| United Kingdom | 10.20 |
| Canada | 5.20 |
| Scandinavia | 4.30 |
| Asia | 4.70 |
| Australia | 2.60 |
| Mexico | 0.80 |
| Africa | 0.50 |
| | 100% |

Note 5 Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

# TOTALLY HIP TECHNOLOGIES INC.
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004

## FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

## DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole new set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. This version of LiveStage also introduced Fast FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also adds support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface was completely redesigned to emphasize working in a distinctly visual

environment for greater productivity. The greatly improved look and feel adds dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime 6 not possible in other authoring environments.

The Company continues to strive towards developing new and enhanced products and during the period under review introduced its latest development in LiveStage products.

**Live Stage Professional Version 4.5**

During the nine months ended June 30, 2004 the Company announced the release of LiveStage Professional 4.5. LiveStage Professional 4.5 expands market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime component.

Livestage professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Prefessional production environment and the multi-media industry.

Development on other products has been limited to minor upgrades to support new operating systems and versions of QuickTime due to limited development, marketing and sales capacity and budgets.

**LiveSlideShow 3**

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms. QuickTime is also used for Apple's popular iPod portable music player.

**SELECTED FINANCIAL DATA**

| | Nine Months Ended June 30, | Years Ended September 30, |
|---|---|---|

**TOTALLY HIP TECHNOLOGIES INC.**
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004

| | 2004 $ | 2003 $ | 2003 $ | 2002* $ | 2001 $ |
|---|---|---|---|---|---|
| **OPERATIONS:** | | | | | |
| Revenues | 220,226 | 508,148 | 485,121 | 685,256 | 451,577 |
| Net Income (Loss) | (419,000) | 2,930 | (226,597) | (345,416) | (587,630) |
| Basic and diluted income (loss) per share | (0.07) | 0.00 | (0.03) | (0.13) | (0.28) |
| **BALANCE SHEET:** | | | | | |
| Working capital (deficiency) | (280,654) | (180,801) | (371,786) | (262,622) | (661,450) |
| Total assets | 136,779 | 171,448 | 131,068 | 244,153 | 407,919 |
| Long-term liabilities Total | - | - | - | 39,284 | 42,045 |

* As at September 30, 2002, management of the Company disputed certain charges. During the year ended September 30, 2003, the matter was resolved and the Company agreed to pay an additional $41,521 interest and legal fees owing at September 30, 2002 and accordingly, restated its operations for the year then ended. (Refer to the Company's audited consolidated financial statements as at September 30, 2003).

### RESULTS OF OPERATIONS

During the nine months ended June 30, 2004, Net sales/gross profit before expenses were $204,385 as compared to $429,961 for the comparable period in 2003, and gross sales were $220,226 compared to $508,148 for the comparable period in 2003.

On an overall basis the net loss for the nine months ending June 30, 2004 is $419,000 comparable to a net income of $2,930 for the same period in the previous year resulting in a net loss of $0.07 per share for the period compared to a net profit of $0.00 per share for the same nine-month period in 2003.

Gross profit from sales for the nine month period was $204,385 or 92% of gross sales compared to a gross profit from sales of $429,961 or 84% of the nine-month period in 2003. Cost of goods sold does not include labor costs to generate license, service or training revenue that is included in expenses under salaries and consulting fees.

Gross sales were adversely impacted by about 10% overall due to the exchange rate between the Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the nine months ended June 30, 2004 is USA 52.4%, Europe 19.3%, United Kingdom 10.2%, Canada 5.2%, Scandinavian countries 4.3%, Asia 4.7%, Australia 2.6%, Mexico 0.80%, Africa 0.50%.

Cost of goods sold for the nine months ended June 30, 2004 was $15,841 compared to $78,187 in 2003.

Net loss for the nine months ended June 30, 2004 was $419,000 or $0.07 per share as compared to the income of $2,930 or 0.00 per share for the nine months ended June 30, 2003. The increase in the net loss was primarily due to $114,632 increase in marketing, travel and promotion expenditures related to integration of the Web TV technology with the Company's products, the increase of $26,491 in professional fees and $2,727 in transfer agent and filing fees. The increase in these administrative expenditures were accompanied by the decrease of $63,780 in salaries and consulting fees, $15,579 in rent, and $6,828 in telecommunication costs.

Research and development expenses of $135,000 (2003: $135,000) were based on the period in which they occur and were recorded at full expense in the corresponding period.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2004.

# TOTALLY HIP TECHNOLOGIES INC.
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004

### SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters ended June 30, 2004:

| | Years ended September 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | | | 2002 |
| | Q1 | Q2 | Q3 | Q1 | Q2 | Q3 | Q4 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | 51,542 | 82,157 | 86,527 | 242,623 | 128,074 | 137,451 | 96,972 | 139,543 |
| Net income (loss) | (66,574) | (97,832) | (254,594) | (22,471) | 29,509 | (4,108) | (229,527) | (224,116) |
| Basic/diluted loss per share | (0.04) | (0.03) | (0.02) | (0.01) | 0.00 | 0.00 | (0.03) | (0.13) |

### RELATED PARTY TRANSACTIONS

For the nine month period ending June 30, 2004, related party transactions for research and development salaries totaled $135,000, compared to $135,000 for the same period in 2003.

For the nine-month period ending June 30, 2004, related party transactions for salaries and consulting fees totaled $30,000, compared to $45,000 for the same period in 2003.

### LIQUIDITY AND SOLVENCY

At June 30, 2004, the Company held cash on hand of $2,508 (2003: $44,240) and liabilities totalled $382,203 (2003: $302,699).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $136,779 as of June 30, 2004 compared with $171,448 as of June 30, 2003.

Totally Hip's liabilities at June 30, 2004 comprised of accounts payable and accrued liabilities totalling $347,375, (2003: $266,171) current potion of obligation under capitalization of lease of $1,074 (2003: $2,774) and amounts due to shareholders of $33,754 (2003: $33,754)

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the nine months ended June 30, 2004 Totally Hip completed a $120,000 private placement of its securities which consisted of the sale of up to 1,200,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.12 per share for a period of two years. The securities were subject to a hold period and become free trading on August 13, 2004.

During the nine months ended June 30, 2004 Totally Hip completed a $500,000 private placement of its securities which consisted of the sale of up to 10,000,000 units at $0.05 per unit, each unit consisting of one common share and

one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.10 per share for a period of two years. The securities were subject to a hold period and become free trading on August 14, 2004.

During the nine-month period ending June 30, 2004, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the nine months ended June 30, 2004 Totally Hip consolidated its shares on the basis of one new for four old shares outstanding.

## CRITICAL ACCOUNTING POLICIES

Management has prepared the interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting policies and are stated in Canadian dollars. The interim financial statements are unaudited and although they have not been reviewed by the Company's auditors they have been reviewed by the Company's Audit Committee. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies that can be found in the Companies audited financial statements as at September 30, 2003.

## FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at June 30, 2004 or June 30, 2003.

## RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with

all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with over 57% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

## OUTLOOK

In 2004 Totally Hip's plan to update LiveStage Professional and incorporate OpenGL technology has been completed on MacIntosh, and is now being updated for Windows. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporate 3D visualization in the development of interactive media projects.

Totally Hip has developed on its own component to be included as part of the Apple QuickTime component download program. This program allows third parties to create components, or plug-ins extending QuickTime capabilities when media requiring that functionality is encountered. QuickTime seamlessly retrieves the component from a server, installs it and then proceeds to present the media. Totally Hip is developing an application for its recently developed custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas using LiveStage Professional. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Totally Hip is also reviewing and developing other technology and technology based applications including working to develop a solution to deploy DVD quality video over the Internet utilizing QuickTime and LiveStage Professional technology.

64

# TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

(Unaudited)

**TOTALLY HIP TECHNOLOGIES INC.**

December 31, 2004

## NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

**TOTALLY HIP TECHNOLOGIES INC.**
CONSOLIDATED BALANCE SHEETS

| ASSETS | (Unaudited) December 31, 2004 | (Audited) September 30, 2004 |
|---|---|---|
| Current | | |
| Cash | $ 12,748 | $ 15,544 |
| Amounts receivable | 70,735 | 38,700 |
| Inventory | 3,500 | 3,500 |
| Prepaid expenses and deposits | 12,520 | 12,436 |
| | 99,503 | 70,180 |
| Capital assets | 24,161 | 26,411 |
| Software technology and intellectual property rights | 6 | 6 |
| | $ 123,670 | $ 96,597 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities – Note 3 | $ 420,353 | $ 375,588 |
| Loans payable | 108,094 | 59,221 |
| Due to shareholders | 33,754 | 33,754 |
| | 562,201 | 468,563 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – Note 2 | 6,949,025 | 6,949,025 |
| Contributed surplus | 827,400 | 827,400 |
| Deficit | (8,214,956) | (8,148,391) |
| | (438,531) | (371,966) |
| | $ 123,670 | $ 96,597 |

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

*"David Dicaire"* Director *"James Boyce"* Director

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended December 31, 2004 and 2003
(Unaudited – Prepared by Management)

| | 2004 | 2003 |
|---|---|---|
| Revenues | | |
| Sales | $ 48,711 | $ 51,542 |
| Less: cost of goods sold | (5,689) | (8,943) |
| | 43,022 | 42,599 |
| Administrative Expenses | | |
| Amortization | 3,179 | 1,865 |
| Filing fees and transfer agent | 436 | 1,142 |
| Interest and bank charges | 172 | 88 |
| Marketing, travel and promotion | 1,332 | 2,000 |
| Office and miscellaneous | 9,746 | 14,444 |
| Professional fees | 12,518 | 2,000 |
| Research and development salaries – Note 3 | 45,000 | 45,000 |
| Rent | 10,705 | 8,632 |
| Salaries and consulting fees – Note 3 | 24,508 | 27,450 |
| Telephone and internet | 1,921 | 1,956 |
| | 109,517 | 104,577 |
| Loss from operations before other items | (66,495) | (61,978) |
| Other items | | |
| Foreign exchange (loss) gain | (70) | (4,596) |
| Net loss for the year | $ (66,565) | $ (66,574) |
| Basic and diluted loss per share | $ (0.01) | $ (0.04) |
| Weighted average number of shares outstanding | 12,860,399 | 1,790,396 |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the three months ended December 31, 2004 and 2003
(Unaudited – Prepared by Management)

| | 2004 | 2003 |
|---|---|---|
| Deficit, beginning of the period | $ (8,148,391) | $ (7,636,377) |
| Net loss for the period | (66,565) | (66,574) |
| Deficit, end of period | $ (8,214,956) | $ (7,702,951) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended December 31, 2004 and 2003
(Unaudited – Prepared by Management)

| | 2004 | 2003 |
|---|---|---|
| Operating Activities | | |
| Net loss for the period | $ (66,565) | $ (66,574) |
| Items not involving cash: | | |
| Amortization | 3,179 | 1,865 |
| | (63,386) | (64,709) |
| Changes in non-cash working capital items related to operations: | | |
| Amounts receivable | (32,035) | 6,400 |
| Prepaid expenses and deposits | ( 84) | 1,300 |
| Accounts payable and accrued liabilities | 44,765 | 7,859 |
| Cash used in operating activities | (50,740) | (49,150) |
| Financing Activities | | |
| Common shares subscribed | - | 60,000 |
| Loans payable | 48,873 | - |
| Decrease in capital lease obligations | - | (623) |
| Cash provided by financing activities | 48,873 | 59,377 |
| Investing Activity | | |
| Acquisition of capital asset | ( 929) | - |
| Cash provided by investing activity | ( 929) | - |
| Increase (Decrease) in cash during the period | (2,796) | 10,227 |
| Cash, beginning of the period | 15,544 | 21,933 |
| Cash, end of the period | $ 12,748 | $ 32,160 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for: | | |
| Income taxes | $ - | $ - |
| Interest | $ - | $ - |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the three months ended December 31, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2004 annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods as the Company's September 30, 2004, annual financial statements.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

| | | Number | Amount |
|---|---|---|---|
| Balance, September 30, 2002 | | 6,441,874 | $ 6,388,678 |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.1725 | 579,710 | 100,000 |
| Less: share issue costs | | - | (12,094) |
| Issued for debt settlement agreements | – at $0.25 | 140,000 | 35,000 |
| Balance, September 30, 2003 | | 7,161,584 | 6,511,584 |
| Consolidation of shares 4 for 1 | | (5,371,190) | - |
| Escrow shares returned to treasury | | (129,998) | (127,400) |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.10 | 1,200,000 | 120,000 |
| Pursuant to a private placement | – at $0.05 | 10,000,000 | 500,000 |
| Less: share issue costs | | - | (55,159) |
| Balance, September 30, 2004 and December 31, 2004 | | 12,860,399 | $ 6,949,025 |

Note 2 Share Capital – Cont'd

Commitments:

Share Purchase Options:

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

| | Three months ended December 31, 2004 | | 2003 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Options outstanding and exercisable at the beginning and end of period | 37,489 | $8.00 | 37,489 | $8.00 |

As at December 31, 2004, 37,489 share purchase options were outstanding as follows:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 18,750 | $5.20 | February 1, 2005 |
| 4,250 | $26.00 | May 12, 2005 |
| 2,700 | $11.20 | November 20, 2005 |
| 11,789 | $5.20 | December 27, 2005 |
| 37,489 | | |

Subsequent to December 31, 2004, 18,750 share purchase options expired unexercised.

Note 2 Share Capital – (cont'd)

Share Purchase Warrants:

At December 31, 2004, 11,200,000 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,200,000 | $0.10 | April 13, 2005 |
| 10,000,000 | $0.05 | April 15, 2005 |
| 11,200,000 | | |

Note 3 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

| | Three months ended December 31, 2004 | Three months ended December 31, 2003 |
|---|---|---|
| Research and development salaries | $ 45,000 | $ 45,000 |
| Salaries and consulting fees | 13,500 | 18,000 |
| | $ 58,500 | $ 63,000 |

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At December 31, 2004 accounts receivable included $Nil (2003: $26,705) due from a company with a common director.

Note 4 Related Party Transactions – (cont'd)

At December 31, 2004, accounts payable and accrued liabilities included $77,196 (2003: $29,662) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

| | Three months ended December 31, 2004 |
|---|---|
| USA | 54.20% |
| Europe | 31.74% |
| Canada | 4.33% |
| Australia, New Zealand | 3.48% |
| Asia | 6.25% |
| | 100.00% |

Note 6 Comparative Figures

Certain comparative figures for the prior year have been reclassified to conform with the financial statement presentation adopted in the current year.

# TOTALLY HIP TECHNOLOGIES INC.
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### MARCH 1, 2005

For the three months ended December 31, 2004, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of new National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of March 1, 2005 provides information on the operations of Totally Hip for the three months ended December 31, 2004 and subsequent to the quarter end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2004 and 2003.

### FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

### DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at

an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

**Live Stage Professional Version 4.5**

During the year ended September 30, 2004, the Company announced the release of LiveStage Professional 4.5. LiveStage Professional 4.5 expands market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime component.

Livestage professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Prefessional production environment and the multi-media industry.

**LiveSlideShow 3**

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

# TOTALLY HIP TECHNOLOGIES INC.
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### OTHER PRODUCTS

Development on other products has been limited to minor upgrades to support new operating systems and versions of Quick Time due to limited development. marketing and sales capacity and budgets.

### SELECTED FINANCIAL DATA

The following table presents selected financial information for the three months ended December 31, 2004, and the last three audited fiscal years ended September 30, 2004, 2003 and 2002:

| | Three months ended December 31, 2004<br>$ | 2004<br>$ | 2003**<br>$ | 2002*<br>$ |
|---|---|---|---|---|
| **OPERATIONS:** | | | | |
| Revenues | 48,711 | 257,648 | 485,121 | 685,256 |
| Net Income (Loss) | (66,565) | (524,108) | (214,503) | (345,416) |
| Basic and diluted income (loss) per share | (0.01) | (0.08) | (0.03) | (0.13) |
| **BALANCE SHEET:** | | | | |
| Working capital (deficiency) | (462,698) | (398,383) | (371,786) | (301,906) |
| Total assets | 123,670 | 96,597 | 131,068 | 244,153 |

* As at September 30, 2002, management of the Company disputed certain charges. During the year ended September 30, 2003, the matter was resolved and the Company agreed to pay an additional $41,521 interest and legal fees owing at September 30, 2002 and accordingly, restated its operations for the year then ended. (Refer to the Company's audited consolidated financial statements as at September 30, 2003);

** The Company has determined that $12,094 of professional fees expensed during the year ended September 30, 2003 were incurred for completion of a private placement and should have been recorded as share issue costs and accordingly, has restated its operations for the year then ended. As a result, for the year ended September 30, 2003, professional fees were restated to $188,469 from $200,563 and the net loss was restated to $214,503 from $226,597. As at September 30, 2003, the deficit ending was restated to $7,624,283 from $7,636,377 and share capital were restated to $6,511,584 from $6,523,678.

For the three months ended December 31, 2004 gross revenue was $48,711 compared to $51,542 for the same period in 2003 (5.1% decrease). For the year ended September 30, 2004 revenues (net of packaged software) was $257,648 compared to $485,121 in 2003 (46% decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 89% of the Company's total sales are sales in foreign currencies. In 2004 the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 10% lower than the average annual exchange rate for 2003. The average exchange rate for the quarter ended December 31, 2004 was 7.22% lower that the average exchange rate for the same period in 2003. Company sales figures presented in Canadian dollars were affected accordingly.

**TOTALLY HIP TECHNOLOGIES INC.**
**Form 51-102F1**

**MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The Company's net loss for the fiscal year ended September 30, 2004 was $524,108 compared to the loss of $214,503 in the fiscal 2003. The 2003 net loss was affected by a $139,860 gain on the write-off of accounts payable which was also offset by a $31,370 loss on the write-off of advances receivable and $21,431 loss on foreign exchange with net gain of $87,059.

## RESULTS OF OPERATIONS

*Current Quarter and Year-to-Date*

During the three months ended December 31, 2004, Net sales/gross profit before expenses were $48,711 as compared to $51,542 for the comparable period in 2003.

On an overall basis the net loss for the three months ending December 31, 2004 is $66,565 comparable to a net loss of $66,574 for the same period in the previous year resulting in a net loss of $0.01 per share for the current quarter compared to a loss of $0.04 per share for the same quarter in 2003.

Administrative expenses for the three months ending December 31, 2004 were $109,517, compared to $104,577 in the previous year. Major expense reductions occurred in office and miscellaneous expenditures ($4,698) and salaries and consulting fees ($2,942), which were offset by a $10,518 increase in professional fees, and $2,073 in office rent. Research and development salaries of $45,000 incurred by the Company during the quarter were at comparable level with $45,000 incurred by the Company in the same period in 2003.

Gross profit from sales for the three months ended December 31, 2004 was $43,022 or 88.32% of gross sales compared to a gross profit from sales of $42,599 or 82.65% in 2003. Cost of goods sold does not include labor costs to generate sales, service or training revenue that is included in expenses under salaries and consulting fees.

Gross sales were adversely impacted by about 7% overall due to the exchange rate between the Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the quarter ended December 31, 2004 is USA 54.20%, Europe 31.74%, Canada 4.33%, Australia and New Zealand 3.48%, Asia 6.25%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2005.

## SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

**TOTALLY HIP TECHNOLOGIES INC.**
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

| | Years ended September 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2005 | 2004 | | | | 2003 | | |
| | Q1 | Q1 | Q2 | Q3 | Q4 | Q2 | Q3 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | 48,711 | 51,542 | 82,157 | 86,527 | 79,799 | 128,074 | 137,451 | 96,972 |
| Net income (loss) | (66,565) | (66,574) | (97,832) | (254,594) | (105,108) | 29,509 | (4,108) | (217,433) |
| Basic/diluted loss per share | (0.01) | (0.04) | (0.03) | (0.02) | (0.01) | 0.00 | 0.00 | (0.03) |

During the three months ended December 31, 2004, gross sales were $48,711 as compared to $51,542 for the comparable period in 2003, and the net loss was $66,565 compared to the net loss of $66,574 for the comparable period in 2003. The current cash flow is limiting the increase in total sales. As reflected in the above table revenues are usually high in the first quarter ending December 31, and second quarter ending March 31, corresponding with holiday seasons. Sales gradually decrease during the rest of the year. These seasonal fluctuation affect the quarterly results of operations along with other factors such as foreign currency exchange, overall market conditions, etc.

## SHARE CAPITAL

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

| | | Number | Amount |
|---|---|---|---|
| Balance, September 30, 2002 | | 6,441,874 | $ 6,388,678 |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.1725 | 579,710 | 100,000 |
| Less: share issue costs | | - | (12,094) |
| Issued for debt settlement agreements | – at $0.25 | 140,000 | 35,000 |
| Balance, September 30, 2003 | | 7,161,584 | 6,511,584 |
| Consolidation of shares 4 for 1 | | (5,371,190) | - |
| Escrow shares returned to treasury | | (129,998) | (127,400) |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.10 | 1,200,000 | 120,000 |
| Pursuant to a private placement | – at $0.05 | 10,000,000 | 500,000 |
| Less: share issue costs | | - | (55,159) |
| Balance, September 30, 2004 and March 1, 2005 | | 12,860,399 | $ 6,949,025 |

## SHARE CAPITAL – CONT'D

Escrow:

During the year ended September 30, 2004, 129,998 (520,000 pre-consolidated) escrow shares with a cost of $127,400 were returned to treasury and cancelled. As at September 30, 2004, and December 31, 2004, there were no shares held in escrow.

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

| | Three months ended December 31, 2004 | | 2003 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Options outstanding and exercisable at the beginning and end of period | 37,489 | $8.00 | 37,489 | $8.00 |

As at December 31, 2004, 37,489 share purchase options were outstanding as follows:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 18,750 | $5.20 | February 1, 2005 |
| 4,250 | $26.00 | May 12, 2005 |
| 2,700 | $11.20 | November 20, 2005 |
| 11,789 | $5.20 | December 27, 2005 |
| 37,489 | | |

Subsequent to December 31, 2004, 18,750 share purchase options expired unexercised.

Share Purchase Warrants

A summary of the Company's outstanding share purchase warrants is as follows:

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### SHARE CAPITAL – CONT'D

Share Purchase Warrants:

At December 31, 2004, 11,200,000 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,200,000 | $0.10 | April 13, 2005 |
| 10,000,000 | $0.05 | April 15, 2005 |
| 11,200,000 | | |

### RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

| | Three months ended December 31, 2004 | Three months ended December 31, 2003 |
|---|---|---|
| Research and development salaries | $ 45,000 | $ 45,000 |
| Salaries and consulting fees | 13,500 | 18,000 |
| | $ 58,500 | $ 63,000 |

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At December 31, 2004 accounts receivable included $Nil (2003: $26,705) due from a company with a common director.

### LIQUIDITY AND SOLVENCY

At December 31, 2004, the Company held cash on hand of $12,748 (2003: $32,160) and liabilities totalled $562,201 (2003: $468,563).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $123,670 as of December 31, 2004 compared with $131,730 as of December 31, 2003.

Totally Hip's liabilities at December 31, 2004 comprised of accounts payable and accrued liabilities totalling $420,353, (2003: $429,891), loans payable of $108,094 (2003: $Nil), and amounts due to shareholders of $33,754 (2003: $33,754)

## LIQUIDITY AND SOLVENCY – CONT'D

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the three months ended December 31, 2004, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

## CRITICAL ACCOUNTING POLICIES

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned active subsidiary Totally Hip Software (B.C.) Inc. and its wholly-owned inactive subsidiary 614604 B.C. Ltd. All significant inter-company transactions and balances have been eliminated.

b) Revenue Recognition

Revenues are recognized when there are no significant obligations remaining, the fees are fixed and determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Packaged software sales sold directly to the end-user are either shipped or directly downloaded and revenues are recognized when delivered. Sales, other than packages downloaded, are subject to a one day return policy. Packaged software sales made by resellers is recognized when delivered to the end user. Revenue from consulting and training services is recognized when the services are completed.

c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

d) Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's shares, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder,

## CRITICAL ACCOUNTING POLICIES – CONT'D

together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

e) Research and Development

The Company incurs costs on activities that relate to research and development of new products. Research costs are expensed as they are incurred. The Company has also expensed development costs incurred because the costs do not meet generally accepted criteria for deferral and amortization.

## FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at December 31, 2004 or September 30, 2004.

## RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 55% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

## TOTALLY HIP TECHNOLOGIES INC.
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### OUTLOOK

In 2004 Totally Hip's plan to update LiveStage Professional and incorporate OpenGL technology has been completed on MacIntosh, and is now being updated for Windows. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporate 3D visualization in the development of interactive media projects.

Totally Hip is developing an application for its recently developed custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas using LiveStage Professional. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Totally Hip is still waiting for Apple's approval of its QuickTime component and has been given no definitive date for approval. Totally Hip is also reviewing and developing other technology and technology based applications including working to develop a solution to deploy DVD quality video over the Internet utilizing QuickTime and LiveStage Professional technology.

Totally Hip having acquired, extensive insights and experience in the online learning area through its interactive tools and consulting business is now planning to take the technology it has developed and release it into the expanding online delivery market.

Totally Hip Technologies is developing an online learning technology that would utilize its latest online and interactive rich media technologies to produce turnkey systems that can be quickly deployed. The Totally Hip solution uses existing content in almost any format and allows the content to remain in a non- proprietary format. These systems will be targeted at small to medium sized companies and schools looking for fast economical online learning solutions incorporating DVD quality video. The Totally Hip online learning system's capabilities are designed to be expandable to grow with the clients' requirements using the modular component design.

Currently the online training and learning market is still in a development stage. Totally Hip Technologies deduces that many post high school institutions and most companies have initiated research projects with the hope of deploying their own system at some point in the future. Many companies are looking for innovative ways to utilize their existing content to educate their staff and customers online.

With many companies reducing overhead they find themselves trying to meet the challenge of today's ever shrinking budgets while finding economical, low capital learning solutions. Most of these companies and educational institutions have been looking at online solutions to help them attain their goals and are now starting to implement solutions. Trainers and educators can now make full use of the Internet or their own intranets to deploy low cost high quality learning experiences.

Online learning technology provides many advantages over traditional methods of delivery including uniformity of delivery, instantaneous updates, high availability, minimal overhead, on-demand delivery and location independence. The technology also now allows the online delivery mechanism to deliver in a DVD style and quality.

Large IT vendors such as IBM have their own proprietary systems meant for large deployments and that usually have extensive implementation and media formatting schedules. These systems are costly, require long-term commitments and usually require the content to be formatted into a proprietary format limiting future use and require ongoing technology payments. As a result, there is little available for the small to medium sized companies

or schools who want to participate in the online learning revolution. The cost of entry capital, extended implementation schedules and long-term technology commitment are simply too high.

Totally Hip is basing this new offering on its cross platform based interactive media engine used in its award winning tools while deploying content via the widely distributed QuickTime player. QuickTime has risen to become a leading technology for the delivery and integration of DVD quality video and rich media content over the Internet and one of the most popular media players. QuickTime is also used for Apple's popular iPod portable music player available for both Windows and OS X operating systems.

G5

# TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Unaudited)

**TOTALLY HIP TECHNOLOGIES INC.**

March 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

**TOTALLY HIP TECHNOLOGIES INC.**
CONSOLIDATED BALANCE SHEETS

| **ASSETS** | (Unaudited) March 31, 2005 | (Audited) September 30, 2004 |
|---|---|---|
| Current | | |
| Cash | $ - | $ 15,544 |
| Amounts receivable | 61,739 | 38,700 |
| Inventory | 3,500 | 3,500 |
| Prepaid expenses and deposits | 13,520 | 12,436 |
| | 78,759 | 70,180 |
| Capital assets | 20,982 | 26,411 |
| Software technology and intellectual property rights | 6 | 6 |
| | $ 99,747 | $ 96,597 |
| **LIABILITIES** | | |
| Current | | |
| Bank indebtedness | $ 724 | $ - |
| Accounts payable and accrued liabilities – Note 3 | 427,838 | 375,588 |
| Loans payable | 147,350 | 59,221 |
| Due to shareholders | 33,754 | 33,754 |
| | 609,666 | 468,563 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – Note 2 | 6,949,025 | 6,949,025 |
| Contributed surplus | 827,400 | 827,400 |
| Deficit | (8,286,344) | (8,148,391) |
| | (509,919) | (371,966) |
| | $ 99,747 | $ 96,597 |

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

*"David Dicaire"* Director *"James Boyce"* Director

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six months ended March 31, 2005 and 2004
(Unaudited – Prepared by Management)

| | Three months ended March 31, 2005 | Three months ended March 31, 2004 | Six months ended March 31, 2005 | Six months ended March 31, 2004 |
|---|---|---|---|---|
| Revenues | | | | |
| Sales | $ 85,728 | $ 82,157 | $ 134,439 | $ 133,699 |
| Less: cost of goods sold | (4,186) | (5,697) | ( 9,875) | (14,640) |
| | 81,542 | 76,460 | 124,564 | 119,059 |
| Administrative Expenses | | | | |
| Amortization | 3,179 | 3,496 | 6,358 | 5,361 |
| Filing fees and transfer agent | 7,700 | 7,415 | 8,136 | 8,557 |
| Interest and bank charges | 2,692 | 131 | 2,864 | 219 |
| Marketing, travel and promotion | 5,866 | 3,503 | 7,198 | 5,503 |
| Office and miscellaneous | 23,698 | 10,777 | 33,444 | 25,221 |
| Professional fees | 4,750 | 60,752 | 17,268 | 62,752 |
| Research and development salaries – Note 3 | 45,000 | 45,000 | 90,000 | 90,000 |
| Rent | 10,704 | 9,234 | 21,409 | 17,866 |
| Salaries and consulting fees – Note 3 | 49,311 | 24,158 | 73,819 | 51,608 |
| Telephone and internet | 1,547 | 2,605 | 3,468 | 4,561 |
| | 154,447 | 167,071 | 263,964 | 271,648 |
| Loss from operations before other items | (72,905) | (90,611) | (139,400) | (152,589 |
| Other items | | | | |
| Miscellaneous income | 221 | 60,752 | 221 | - |
| Foreign exchange (loss) gain | 1,296 | (7,221) | 1,226 | (11,817) |
| Net loss for the period | $ (71,388) | $ (97,832) | $ (137,953) | $ (164,406) |
| Basic and diluted loss per share | $ (0.01) | $ (0.03) | $ (0.01) | $ (0.05) |
| Weighted average number of shares outstanding | 12,860,399 | 12,860,399 | 12,860,399 | 1,790,396 |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the six months ended March 31, 2005 and 2004
(Unaudited – Prepared by Management)

| | 2005 | 2004 |
|---|---|---|
| Deficit, beginning of the period | $ (8,148,391) | $ (7,636,377) |
| Net loss for the period | (137,953) | (164,406) |
| Deficit, end of period | $ (8,286,344) | $ (7,800,783) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended December 31, 2004 and 2003
(Unaudited – Prepared by Management)

| | Three months ended March 31, 2005 | Three months ended March 31, 2004 | Six months ended March 31, 2005 | Six months ended March 31, 2004 |
|---|---|---|---|---|
| Operating Activities | | | | |
| Net loss for the period | $ (71,388) | $ (97,832) | $ (137,953) | $ (164,406) |
| Items not involving cash: | | | | |
| Amortization | 3,179 | 3,496 | 6,358 | 5,361 |
| | (68,209) | (94,336) | (131,595) | (159,045) |
| Changes in non-cash working capital items related to operations: | | | | |
| Amounts receivable | 8,996 | (15,006) | ( 23,039) | (8,606) |
| Prepaid expenses and deposits | (1,000) | - | ( 1,084) | 1,300 |
| Accounts payable and accrued liabilities | 7,485 | 52,414 | 52,250 | 60,273 |
| Cash used in operating activities | (52,728) | (56,928) | (103,468) | (106,078) |
| Financing Activities | | | | |
| Common shares subscribed | - | 40,000 | - | 100,000 |
| Loans payable | 39,256 | - | 88,129 | - |
| Decrease in capital lease obligations | - | ( 415) | - | (1,038) |
| Cash provided by financing activities | 39,256 | 39,585 | 88,129 | 98,962 |
| Investing Activity | | | | |
| Acquisition of capital asset | - | - | ( 929) | - |
| Cash used by investing activity | - | - | ( 929) | - |
| Increase (Decrease) in cash during the period | ( 13,472) | (17,343) | ( 16,268) | (7,116) |
| Cash (bank indebtedness), beginning of the period | 12,748 | 32,160 | 15,544 | 21,933 |
| Cash (bank indebtedness), end of the period | $ ( 724) | $ 14,817 | $ ( 724) | $ 14,817 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid for: | | | | |
| Income taxes | $ - | $ - | $ - | $ - |
| Interest | $ - | $ - | $ - | $ - |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended March 31, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim six month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2004 annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods as the Company's September 30, 2004, annual financial statements.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

| | | Number | Amount |
|---|---|---|---|
| Balance, September 30, 2002 | | 6,441,874 | $ 6,388,678 |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.1725 | 579,710 | 100,000 |
| Less: share issue costs | | - | (12,094) |
| Issued for debt settlement agreements | – at $0.25 | 140,000 | 35,000 |
| Balance, September 30, 2003 | | 7,161,584 | 6,511,584 |
| Consolidation of shares 4 for 1 | | (5,371,190) | - |
| Escrow shares returned to treasury | | (129,998) | (127,400) |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.10 | 1,200,000 | 120,000 |
| Pursuant to a private placement | – at $0.05 | 10,000,000 | 500,000 |
| Less: share issue costs | | - | (55,159) |
| Balance, September 30, 2004 and March 31, 2005 | | 12,860,399 | $ 6,949,025 |

Note 2 Share Capital – Cont'd

Commitments:

Share Purchase Options:

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

| | Six months ended March 31, 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Options outstanding and exercisable at the beginning of period | 37,489 | $8.00 | 37,489 | $8.00 |
| Granted | | | | |
| Expired/cancelled | ( 18,750) | $5.20 | - | |
| Options outstanding and exercisable at the end of period | 18,739 | $10.78 | 37,489 | $8.00 |

As at March 31, 2005, 18,739 share purchase options were outstanding as follows:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 4,250 | $26.00 | May 12, 2005 |
| 2,700 | $11.20 | November 20, 2005 |
| 11,789 | $5.20 | December 27, 2005 |
| 18,739 | | |

Note 2 Share Capital – (cont'd)

Share Purchase Warrants:

At March 31, 2005, 11,200,000 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,200,000 | $0.10 | April 13, 2005 |
| 10,000,000 | $0.05 | April 15, 2005 |
| 11,200,000 | | |

Note 3 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

| | Six months ended March 31, 2005 | Six months ended March 31, 2004 |
|---|---|---|
| Research and development salaries | $ 90,000 | $ 90,000 |
| Salaries and consulting fees | 27,000 | 27,000 |
| | $ 117,000 | $ 117,000 |

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At March 31, 2005 accounts receivable included $Nil (2004: $26,705) due from a company with a common director.

At March 31, 2005, accounts payable and accrued liabilities included $75,880 (2004: $31,524) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

| | Six months ended March 31, 2005 |
|---|---|
| USA | 70.03% |
| Canada | 14.41% |
| Europe | 10.16% |
| Australia, New Zealand | 2.70% |
| Asia, Africa, South America, | 2.70% |
| | 100.00% |

Note 6 Comparative Figures

Certain comparative figures for the prior year have been reclassified to conform with the financial statement presentation adopted in the current year.

**TOTALLY HIP TECHNOLOGIES INC.**
**Form 51-102F1**

**MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

**MAY 30, 2005**

For the six months ended March 31, 2005, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of May 30, 2005 provides information on the operations of Totally Hip for the six months ended March 31, 2005 and subsequent to the quarter end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2004.

**FORWARD LOOKING STATEMENTS**

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

**DESCRIPTION OF BUSINESS AND PRODUCTS**

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at

an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

**Live Stage Professional Version 4.5.4**

During the six months ended March 31, 2005 Totally Hip released LiveStage Professional version 4.5.4. LiveStage Professional is an award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5).

Version 4.5.4 incorporates many new features and enhancements. Some key new features include:

- Scroll wheel support, now you can scroll with ease.
- Support for custom VR hotspot colors, making it easier to distinguish hotspots from one another.
- Easier alignment of Sprite paths in path based tweens with new automatic defines to make scripting easier.

LiveStage Professional 4.5.4 now includes support for editing scripts inside BBEdit® -- the leading HTML and text editor from Bare Bones Software. With a simple keyboard shortcut, all scripts in a LiveStage Professional project can be automatically opened inside of BBEdit, complete with color-coding.

This latest version represents a significant advancement for both the LiveStage Prefessional production environment and the multi-media industry.

**LiveSlideShow 3**

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for

deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

## OTHER PRODUCTS

Development on other products has been limited to minor upgrades to support new operating systems and versions of Quick Time due to limited development. marketing and sales capacity and budgets.

## SELECTED FINANCIAL DATA

The following table presents selected financial information for the six months ended March 31, 2005 and 2004, and the last three audited fiscal years ended September 30, 2004, 2003 and 2002:

| | Six months ended March 31, 2005 $ | Six months ended March 31, 2004 $ | 2004 $ | 2003** $ | 2002* $ |
|---|---|---|---|---|---|
| **OPERATIONS:** | | | | | |
| Revenues | 134,439 | 133,699 | 257,648 | 485,121 | 685,256 |
| Net Income (Loss) | (137,953) | (164,406) | (524,108) | (214,503) | (345,416) |
| Basic and diluted income (loss) per share | (0.01) | (0.05) | (0.08) | (0.03) | (0.13) |
| **BALANCE SHEET:** | | | | | |
| Working capital (deficiency) | (530,907) | (430,831) | (398,383) | (371,786) | (301,906) |
| Total assets | 99,747 | 125,897 | 96,597 | 131,068 | 244,153 |

* As at September 30, 2002, management of the Company disputed certain charges. During the year ended September 30, 2003, the matter was resolved and the Company agreed to pay an additional $41,521 interest and legal fees owing at September 30, 2002 and accordingly, restated its operations for the year then ended. (Refer to the Company's audited consolidated financial statements as at September 30, 2003);

** The Company has determined that $12,094 of professional fees expensed during the year ended September 30, 2003 were incurred for completion of a private placement and should have been recorded as share issue costs and accordingly, has restated its operations for the year then ended. As a result, for the year ended September 30, 2003, professional fees were restated to $188,469 from $200,563 and the net loss was restated to $214,503 from $226,597. As at September 30, 2003, the deficit ending was restated to $7,624,283 from $7,636,377 and share capital were restated to $6,511,584 from $6,523,678.

For the six months ended March 31, 2005 gross revenue was $124,564 compared to $119,059 for the same period in 2004 (4.62% increase). For the year ended September 30, 2004 revenues (net of packaged software) was $257,648 compared to $485,121 in 2003 (46% decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars.

# TOTALLY HIP TECHNOLOGIES INC.
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Approximately 89% of the Company's total sales are sales in foreign currencies. In 2004 the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 10% lower than the average annual exchange rate for 2003. The average exchange rate for the six months ended March 31, 2005 was 7.05% lower that the average exchange rate for the same period in 2004. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the fiscal year ended September 30, 2004 was $524,108 compared to the loss of $214,503 in the fiscal 2003. The 2003 net loss was affected by a $139,860 gain on the write-off of accounts payable which was also offset by a $31,370 loss on the write-off of advances receivable and $21,431 loss on foreign exchange with net gain of $87,059.

## RESULTS OF OPERATIONS

_Current Quarter_

During the three months ended March 31, 2005, Net sales/gross profit before expenses were $81,542 as compared to $76,460 for the comparable period in 2004.

On an overall basis the net loss for the three months ending March 31, 2005 is $ 71,388, 27.03% decrease compared to a net loss of $97,832 for the same period in the previous year resulting in a net loss of $ 0.01 per share for the current quarter compared to a loss of $0.01 per share for the same quarter in 2004.

Administrative expenses for the three months ending March 31, 2005 were $154,447, compared to $167,071 in the previous year. Major expense reductions occurred in professional fees ($56,002) which were offset by a $2,363 increase in marketing, travel and promotion expenditures, $12,921 in office and miscellaneous expenses and $25,153 in salaries and consulting fees. Research and development salaries of $45,000 incurred by the Company during the quarter were at comparable level with $45,000 incurred by the Company in the same period in 2004.

Gross profit from sales for the three months ended March 31, 2005 was $ 81,542 or 95.12% of gross sales compared to a gross profit from sales of $76,460 or 93.07% in 2004.

_Year-to-Date_

During the six months ended March 31, 2005, Net sales/gross profit before expenses were $124.564 as compared to $119,059 for the comparable period in 2004.

On an overall basis the net loss for the six months ending March 31, 2005 is $ 137,953 compared to a net loss of $164,406 for the same period in the previous year resulting in a net loss of $ 0.01per share for the current period compared to a loss of $0.05 per share for the same period in 2004.

Administrative expenses for the six months ending March 31, 2005 were $263,964, compared to $271,648 in the previous year. Major expense reductions occurred in professional fees ($45,484) which were offset by a $1,695 increase in marketing, travel and promotion expenditures, $8,223 in office and miscellaneous expenses, $22,211 in salaries and consulting fees, and $3,543 in rent. Research and development salaries of $90,000 incurred by the Company during the period were at comparable level with $90,000 incurred by the Company in the same period in 2004.

Gross profit from sales for the six months ended March 31, 2005 was $124,564 or 92.65% of gross sales compared to a gross profit from sales of $119,059 or 89.05% in 2004. Cost of goods sold does not include labor costs to generate sales, service or training revenue that is included in expenses under salaries and consulting fees.

# TOTALLY HIP TECHNOLOGIES INC.
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross sales were adversely impacted by about 7% overall compared to the same period in 2004 due to the exchange rate between the Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the period ended March 31, 2005 is USA 70.03%, Canada 14.41%, Europe 10.16%, Australia and New Zealand 2.70%, Asia , Africa, South America 2.70%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2005.

## SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

| | Years ended September 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | | | 2003 | |
| | Q1 | Q2 | Q1 | Q2 | Q3 | Q4 | Q3 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | 48,711 | 85,728 | 51,542 | 82,157 | 86,527 | 79,799 | 137,451 | 96,972 |
| Net income (loss) | (66,565) | (71.388) | (66,574) | (97,832) | (254,594) | (105,108) | (4,108) | (217,433) |
| Basic/diluted loss per share | (0.01) | (0.01) | (0.04) | (0.03) | (0.02) | (0.01) | 0.00 | (0.03) |

During the three months ended March 31, 2005, gross sales were $85,728 as compared to $82,157 for the comparable period in 2004, and the net loss was $71,388 compared to the net loss of $97,832 for the comparable period in 2004. The current cash flow is limiting the increase in total sales. As reflected in the above table revenues are usually high in the first quarter ending December 31, and second quarter ending March 31, corresponding with holiday seasons. Sales gradually decrease during the rest of the year. These seasonal fluctuation affect the quarterly results of operations along with other factors such as foreign currency exchange, overall market conditions, etc.

## SHARE CAPITAL

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### SHARE CAPITAL – CONT'D

| | | Number | Amount |
|---|---|---|---|
| Balance, September 30, 2002 | | 6,441,874 | $ 6,388,678 |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.1725 | 579,710 | 100,000 |
| Less: share issue costs | | - | (12,094) |
| Issued for debt settlement agreements | – at $0.25 | 140,000 | 35,000 |
| Balance, September 30, 2003 | | 7,161,584 | 6,511,584 |
| Consolidation of shares 4 for 1 | | (5,371,190) | - |
| Escrow shares returned to treasury | | (129,998) | (127,400) |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.10 | 1,200,000 | 120,000 |
| Pursuant to a private placement | – at $0.05 | 10,000,000 | 500,000 |
| Less: share issue costs | | - | (55,159) |
| Balance, September 30, 2004 and March 1, 2005 | | 12,860,399 | $ 6,949,025 |

Escrow:

During the year ended September 30, 2004, 129,998 (520,000 pre-consolidated) escrow shares with a cost of $127,400 were returned to treasury and cancelled. As at September 30, 2004, and March 31, 2005, there were no shares held in escrow.

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

| | Six months ended March 31, 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Options outstanding and exercisable at the beginning of period | 37,489 | $8.00 | 37,489 | $8.00 |
| Granted | | | | |
| Expired/cancelled | ( 18,750) | $5.20 | - | |
| Options outstanding and exercisable at the end of period | 18,739 | $10.78 | 37,489 | $8.00 |

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### SHARE CAPITAL – CONT'D

Share Purchase Options – (Cont'd)

As at March 31, 2005, 18,739 share purchase options were outstanding as follows:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 4,250 | $26.00 | May 12, 2005 |
| 2,700 | $11.20 | November 20, 2005 |
| 11,789 | $5.20 | December 27, 2005 |
| 18,739 | | |

Share Purchase Warrants

At March 31, 2005, 11,200,000 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,200,000 | $0.10 | April 13, 2005 |
| 10,000,000 | $0.05 | April 15, 2005 |
| 11,200,000 | | |

### RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

| | Six months ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| Research and development salaries | $ 90,000 | $ 90,000 |
| Salaries and consulting fees | 27,000 | 27,000 |
| | $ 117,000 | $117,000 |

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At March 31, 2005 accounts receivable included $Nil (2004: $26,705) due from a company with a common director.

**TOTALLY HIP TECHNOLOGIES INC.**
**Form 51-102F1**

**MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

## LIQUIDITY AND SOLVENCY

At March 31, 2005, the Company held cash on hand of $Nil (2004: $14,817) and liabilities totalled $609,666 (2004: $518,002).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $99,747 as of March 31, 2005 compared with $125,897 as of March 31, 2004.

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the six months ended March 31, 2005, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

## CRITICAL ACCOUNTING POLICIES

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned active subsidiary Totally Hip Software (B.C.) Inc. and its wholly-owned inactive subsidiary 614604 B.C. Ltd. All significant inter-company transactions and balances have been eliminated.

b) Revenue Recognition

Revenues are recognized when there are no significant obligations remaining, the fees are fixed and determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Packaged software sales sold directly to the end-user are either shipped or directly downloaded and revenues are recognized when delivered. Sales, other than packages downloaded, are subject to a one day return policy. Packaged software sales made by resellers is recognized when delivered to the end user. Revenue from consulting and training services is recognized when the services are completed.

c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### CRITICAL ACCOUNTING POLICIES – CONT'D

d) Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's shares, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

e) Research and Development

The Company incurs costs on activities that relate to research and development of new products. Research costs are expensed as they are incurred. The Company has also expensed development costs incurred because the costs do not meet generally accepted criteria for deferral and amortization.

### FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at March 31, 2005 or September 30, 2004.

### RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 70% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

### OUTLOOK

In 2004 Totally Hip's plan to update LiveStage Professional and incorporate OpenGL technology has been completed on MacIntosh, and is now being updated for Windows. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporate 3D visualization in the development of interactive media projects.

Totally Hip is developing an application for its recently developed custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas using LiveStage Professional. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Totally Hip is still waiting for Apple's approval of its QuickTime component and has been given no definitive date for approval. Totally Hip is also reviewing and developing other technology and technology based applications including working to develop a solution to deploy DVD quality video over the Internet utilizing QuickTime and LiveStage Professional technology.

Totally Hip having acquired, extensive insights and experience in the online learning area through its interactive tools and consulting business is now planning to take the technology it has developed and release it into the expanding online delivery market.

Totally Hip Technologies is developing an online learning technology that would utilize its latest online and interactive rich media technologies to produce turnkey systems that can be quickly deployed. The Totally Hip solution uses existing content in almost any format and allows the content to remain in a non- proprietary format. These systems will be targeted at small to medium sized companies and schools looking for fast economical online learning solutions incorporating DVD quality video. The Totally Hip online learning system's capabilities are designed to be expandable to grow with the clients' requirements using the modular component design.

Currently the online training and learning market is still in a development stage. Totally Hip Technologies deduces that many post high school institutions and most companies have initiated research projects with the hope of deploying their own system at some point in the future. Many companies are looking for innovative ways to utilize their existing content to educate their staff and customers online.

With many companies reducing overhead they find themselves trying to meet the challenge of today's ever shrinking budgets while finding economical, low capital learning solutions. Most of these companies and educational institutions have been looking at online solutions to help them attain their goals and are now starting to implement solutions. Trainers and educators can now make full use of the Internet or their own intranets to deploy low cost high quality learning experiences.

Online learning technology provides many advantages over traditional methods of delivery including uniformity of delivery, instantaneous updates, high availability, minimal overhead, on-demand delivery and location

independence. The technology also now allows the online delivery mechanism to deliver in a DVD style and quality.

Large IT vendors such as IBM have their own proprietary systems meant for large deployments and that usually have extensive implementation and media formatting schedules. These systems are costly, require long-term commitments and usually require the content to be formatted into a proprietary format limiting future use and require ongoing technology payments. As a result, there is little available for the small to medium sized companies or schools who want to participate in the online learning revolution. The cost of entry capital, extended implementation schedules and long-term technology commitment are simply too high.

Totally Hip is basing this new offering on its cross platform based interactive media engine used in its award winning tools while deploying content via the widely distributed QuickTime player. QuickTime has risen to become a leading technology for the delivery and integration of DVD quality video and rich media content over the Internet and one of the most popular media players. QuickTime is also used for Apple's popular iPod portable music player available for both Windows and OS X operating systems.

**TOTALLY HIP TECHNOLOGIES INC.**

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited)

**TOTALLY HIP TECHNOLOGIES INC.**

June 30, 2005

# NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

**TOTALLY HIP TECHNOLOGIES INC.**
CONSOLIDATED BALANCE SHEETS

| ASSETS | (Unaudited) June 30, 2005 | (Audited) September 30, 2004 |
|---|---|---|
| Current | | |
| Cash | $ 26,713 | $ 15,544 |
| Amounts receivable | 38,352 | 38,700 |
| Inventory | 3,500 | 3,500 |
| Prepaid expenses and deposits | 16,086 | 12,436 |
| | 84,651 | 70,180 |
| Capital assets | 17,803 | 26,411 |
| Software technology and intellectual property rights | 6 | 6 |
| | $ 102,460 | $ 96,597 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities – Note 3 | $ 468,969 | $ 375,588 |
| Loans payable | 266,085 | 59,221 |
| Due to shareholders | 33,754 | 33,754 |
| | 768,808 | 468,563 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – Note 2 | 6,949,025 | 6,949,025 |
| Contributed surplus | 827,400 | 827,400 |
| Deficit | (8,442,773) | (8,148,391) |
| | (666,348) | (371,966) |
| | $ 102,460 | $ 96,597 |

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

*"David Dicaire"* Director *"James Boyce"* Director

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended June 30, 2005 and 2004
(Unaudited – Prepared by Management)

| | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Nine months ended June 30, 2005 | Nine months ended June 30, 2004 |
|---|---|---|---|---|
| Revenues | | | | |
| Sales | $ 70,725 | $ 86,527 | $ 205,164 | $ 220,226 |
| Less: cost of goods sold | (3,505) | 1,201 | ( 13,380) | (15,841) |
| | 67,220 | 85,326 | 191,784 | 204,385 |
| Administrative Expenses | | | | |
| Amortization | 3,179 | 3,496 | 9,537 | 8,857 |
| Filing fees and transfer agent | 1,985 | 4,577 | 10,121 | 13,134 |
| Interest and bank charges | 188 | 173 | 3,052 | 392 |
| Marketing, travel and promotion | 9,612 | 163,160 | 16,810 | 168,633 |
| Office and miscellaneous | 31,150 | 12,787 | 64,594 | 38,008 |
| Professional fees | 44,648 | 65,871 | 61,916 | 128,623 |
| Research and development salaries – Note 3 | 45,000 | 45,000 | 135,000 | 135,000 |
| Rent | 10,705 | 8,701 | 32,114 | 26,567 |
| Salaries and consulting fees – Note 3 | 77,198 | 16,560 | 151,017 | 68,168 |
| Telephone and internet | 1,065 | 6,990 | 4,533 | 11,551 |
| | 224,730 | 327,285 | 488,694 | 598,933 |
| Loss from operations before other items | (157,510) | (241,959) | (296,910) | (394,548) |
| Other items | | | | |
| Miscellaneous income | - | 1 | 221 | 1 |
| Foreign exchange (loss) gain | 1,081 | (12,636) | 2,307 | (24,453) |
| Net loss for the period | $ (156,429) | $ (254,594) | $ (294,382) | $ (419,000) |
| Basic and diluted loss per share | $ (0.01) | $ (0.02) | $ (0.02) | $ (0.09) |
| Weighted average number of shares outstanding | 12,860,399 | 11,150,508 | 12,860,399 | 4,835,398 |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the nine months ended June 30, 2005 and 2004
(Unaudited – Prepared by Management)

| | 2005 | 2004 |
|---|---|---|
| Deficit, beginning of the period | $ (8,148,391) | $ (7,636,377) |
| Net loss for the period | (294,382) | (419,000) |
| Deficit, end of period | $ (8,442,773) | $ (8,055,377) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months and nine months ended June 30, 2005 and 2004
(Unaudited – Prepared by Management)

| | Three months ended June 30, 2005 | Three months ended June 30, 2004 | Nine months ended June 30, 2005 | Nine months ended June 30, 2004 |
|---|---|---|---|---|
| Operating Activities | | | | |
| Net loss for the period | $ (156,429) | $ (254,594) | $ (294,382) | $ (419,000) |
| Items not involving cash: | | | | |
| Amortization | 3,179 | 3,496 | 9,537 | 8,857 |
| | (153,250) | (251,098) | (284,845) | (410,143) |
| Changes in non-cash working capital items related to operations: | | | | |
| Amounts receivable | 23,387 | (23,403) | 348 | ( 32,369) |
| Prepaid expenses and deposits | (2,566) | ( 3,284) | ( 3,650) | ( 1,984) |
| Accounts payable and accrued liabilities | 41,131 | (134,930) | 93,381 | ( 74,657) |
| Cash used in operating activities | (91,298) | (412,715) | (194,766) | (518,793) |
| Financing Activities | | | | |
| Issuance of shares for cash | - | 586,275 | - | 586,275 |
| Common shares subscribed | - | (185,000) | - | (85,000) |
| Loans payable | 118,735 | - | 206,864 | - |
| Decrease in capital lease obligations | - | ( 869) | - | (1,907) |
| Cash provided by financing activities | 118,735 | 400,406 | 206,864 | 499,368 |
| Investing Activity | | | | |
| Acquisition of capital asset | - | - | ( 929) | - |
| Cash used by investing activity | - | - | ( 929) | - |
| Increase (Decrease) in cash during the period | 27,437 | (12,309) | 11,169 | (19,425) |
| Cash (bank indebtedness), beginning of the period | (724) | 14,817 | 15,544 | 21,933 |
| Cash (bank indebtedness), end of the period | $ 26,713 | $ 2,508 | $ 26,713 | $ 2,508 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid for: | | | | |
| Income taxes | $ - | $ - | $ - | $ - |
| Interest | $ - | $ - | $ - | $ - |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the nine months ended June 30, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim nine-month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2004 annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods as the Company's September 30, 2004, annual financial statements.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

| | | Number | Amount |
|---|---|---|---|
| Balance, September 30, 2002 | | 6,441,874 | $ 6,388,678 |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.1725 | 579,710 | 100,000 |
| Less: share issue costs | | - | (12,094) |
| Issued for debt settlement agreements | – at $0.25 | 140,000 | 35,000 |
| Balance, September 30, 2003 | | 7,161,584 | 6,511,584 |
| Consolidation of shares 4 for 1 | | (5,371,190) | - |
| Escrow shares returned to treasury | | (129,998) | (127,400) |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.10 | 1,200,000 | 120,000 |
| Pursuant to a private placement | – at $0.05 | 10,000,000 | 500,000 |
| Less: share issue costs | | - | (55,159) |
| Balance, September 30, 2004 and June 30, 2005 | | 12,860,399 | $ 6,949,025 |

Note 2 Share Capital – Cont'd

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

| | Nine months ended June 30, 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Options outstanding and exercisable at the beginning of period | 37,489 | $8.00 | 37,489 | $8.00 |
| Granted | | | | |
| Expired/cancelled | ( 23,000) | $9.04 | - | |
| Options outstanding and exercisable at the end of period | 14,489 | $6.32 | 37,489 | $8.00 |

As at June 30, 2005, 14,489 share purchase options were outstanding as follows:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 2,700 | $11.20 | November 20, 2005 |
| 11,789 | $5.20 | December 27, 2005 |
| 14,489 | | |

Note 3 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

Note 3 Related Party Transactions – Cont'd

| | Nine months ended June 30, 2005 | Nine months ended June 30, 2004 |
|---|---|---|
| Research and development salaries | $ 135,000 | $ 135,000 |
| Salaries and consulting fees | 40,500 | 30,000 |
| | $ 175,500 | $ 165,000 |

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At June 30, 2005 accounts receivable included $Nil (2004: $26,705) due from a company with a common director.

At June 30, 2005, accounts payable and accrued liabilities included $93,162 (2004: $45,969) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

| | Nine months ended June 30, 2005 % |
|---|---|
| USA | 71.37 |
| Canada | 17.88 |
| Europe | 7.40 |
| Australia, New Zealand | 1.71 |
| Asia, Africa, South America, | 1.64 |
| | 100.00 |

Note 5 Comparative Figures

Certain comparative figures for the prior year have been reclassified to conform with the financial statement presentation adopted in the current year.

# TOTALLY HIP TECHNOL OGIES INC.
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**AUGUST 29, 2005**

For the nine months ended June 30, 2005, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of August 29, 2005 provides information on the operations of Totally Hip for the nine months ended June 30, 2005 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2004, and 2003.

### FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

### DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip, founded in 1995, is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions, services and client specific applications to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players.

Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that delivers a quality viewing experience improving brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's software and application products are primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base for software products can be categorized into three distinct groups comprising of professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of this client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive Rich Media solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews. Totally Hip has sold its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

**TOTALLY HIP TECHNOLOGIES INC.**
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### INTERACTIVE PRODUCTS

Totally Hip's LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy to use and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. Totally Hip continues to strive towards developing new and enhanced products.

#### Live Stage Professional Version 4.5.4

During the nine months ended June 30, 2005 Totally Hip released LiveStage Professional version 4.5.4. LiveStage Professional is an award winning cross-platform software package that has become the leading QuickTime authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, most powerful and most cost effective application for converging more than 200 media formats together creating incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5).

Version 4.5.4 incorporates many new features and enhancements. Some key new features include:

- Scroll wheel support.
- Support for custom VR hotspot colors, making it easier to distinguish hotspots from one another.
- Easier alignment of Sprite paths in path based tweens with new automatic defines to make scripting easier.

LiveStage Professional 4.5.4 now includes support for editing scripts inside BBEdit® -- the leading HTML and text editor from Bare Bones Software. With a simple keyboard shortcut, all scripts in a LiveStage Professional project can be automatically opened inside of BBEdit, complete with color-coding.

This latest version represents a significant advancement for both the LiveStage Professional production environment and the multi-media industry.

Using LiveStage Professional, enhanced by modifications developed through service and applications contracts, Totally Hip is increasingly becoming a user of its own proprietary software to develop client specific interactive Rich Media applications and services.

#### LiveSlideShow 3

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow 3 is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products. LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some

compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

## OTHER PRODUCTS

Development on other products has been limited to minor upgrades to support new operating systems and versions of Quick Time due to limited development, marketing and sales capacity and budgets.

## SELECTED FINANCIAL DATA

The following table presents selected financial information for the nine months ended June 30, 2005 and 2004, and the last three audited fiscal years ended September 30, 2004, 2003 and 2002:

| | Nine months ended June 30, 2005 $ | Nine months ended June 30, 2004 $ | 2004 $ | 2003** $ | 2002* $ |
|---|---|---|---|---|---|
| **OPERATIONS:** | | | | | |
| Revenues | 205,164 | 220,226 | 257,648 | 485,121 | 685,256 |
| Net Loss | (294,382) | (419,000) | (524,108) | (214,503) | (345,416) |
| Basic and diluted loss per share | (0.02) | (0.09) | (0.08) | (0.03) | (0.13) |
| **BALANCE SHEET:** | | | | | |
| Working capital (deficiency) | (684,157) | (280,654) | (398,383) | (371,786) | (301,906) |
| Total assets | 102,460 | 136,779 | 96,597 | 131,068 | 244,153 |

* As at September 30, 2002, management of the Company disputed certain charges. During the year ended September 30, 2003, the matter was resolved and the Company agreed to pay an additional $41,521 interest and legal fees owing at September 30, 2002 and accordingly, restated its operations for the year then ended. (Refer to the Company's audited consolidated financial statements as at September 30, 2003);

** The Company has determined that $12,094 of professional fees expensed during the year ended September 30, 2003 were incurred for completion of a private placement and should have been recorded as share issue costs and accordingly, has restated its operations for the year then ended. As a result, for the year ended September 30, 2003, professional fees were restated to $188,469 from $200,563 and the net loss was restated to $214,503 from $226,597. As at September 30, 2003, the deficit ending was restated to $7,624,283 from $7,636,377 and share capital were restated to $6,511,584 from $6,523,678.

For the nine months ended June 30, 2005 gross revenue was $205,164 compared to $220,226 for the same period in 2004 (6.84% decrease). For the year ended September 30, 2004 revenues (net of packaged software) was $257,648 compared to $485,121 in 2003 (46% decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee

absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 82% of the Company's total sales are sales in foreign currencies. In 2004 the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 8% lower than the average annual exchange rate for 2003. The average exchange rate for the nine months ended June 30, 2005 was 7.54% lower that the average exchange rate for the same period in 2004. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the fiscal year ended September 30, 2004 was $524,108 compared to the loss of $214,503 in the fiscal 2003. The 2003 net loss was affected by a $139,860 gain on the write-off of accounts payable which was also offset by a $31,370 loss on the write-off of advances receivable and $21,431 loss on foreign exchange with net gain of $87,059.

## RESULTS OF OPERATIONS

*Current Quarter*

During the three months ended June 30, 2005, Net sales/gross profit before expenses were $67,220 or 95.04% of gross sales compared to a gross profit of $85,326 or 98.61% for the comparable period in 2004.

On an overall basis the net loss for the three months ending June 30, 2005 is $156,429, 38.56% decrease compared to a net loss of $254,594 for the same period in the previous year resulting in a net loss of $ 0.01 per share for the current quarter compared to a loss of $0.02 per share for the same quarter in 2004.

Administrative expenses for the three months ending June 30, 2005 were $224,730, compared to $327,285 in the previous year. Major expense reductions occurred in marketing, travel and promotion expenditures ($153,548) and professional fees ($21,223) which were offset by a $18,363 increase in office and miscellaneous expenses and $60,638 in salaries and consulting fees. Research and development salaries of $45,000 incurred by the Company during the quarter were at comparable level with $45,000 incurred by the Company in the same period in 2004.

*Year-to-Date*

During the nine months ended June 30, 2005, Net sales/gross profit before expenses were $191,784 as compared to $204,385 for the comparable period in 2004.

On an overall basis the net loss for the nine months ending June 30, 2005 is $294,382 compared to a net loss of $419,000 for the same period in the previous year resulting in a net loss of $ 0.02 per share for the current period compared to a loss of $0.09 per share for the same period in 2004.

Administrative expenses for the nine months ending June 30, 2005 were $488,694, compared to $598,933 in the previous year. Major expense reductions occurred in marketing, travel and promotion expenditures ($153,548) and professional fees ($58,707) which were offset by a $26,586 increase in office and miscellaneous expenses, $82,849 in salaries and consulting fees, and $5,547 in rent. Research and development salaries of $135,000 incurred by the Company during the period were at comparable level with $135,000 incurred by the Company in the same period in 2004.

Gross profit from sales for the nine months ended June 30, 2005 was $191,784 or 93.48% of gross sales compared to a gross profit from sales of $204,385 or 92.81% in 2004. Cost of goods sold does not include labor costs to generate sales, service or training revenue that is included in expenses under salaries and consulting fees.

Gross sales were adversely impacted by about 7.5 % overall compared to the same period in 2004 due to the exchange rate between the Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the period ended June 30, 2005 is USA 71.37%, Canada

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

17.88%, Europe 7.40%, Australia and New Zealand 1.71%, Asia , Africa, South America 1.64%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2005.

### SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

| | Years ended September 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2005 | | | 2004 | | | | 2003 |
| | Q1 | Q2 | Q3 | Q1 | Q2 | Q3 | Q4 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | 48,711 | 85,728 | 70,725 | 51,542 | 82,157 | 86,527 | 79,799 | 96,972 |
| Net income (loss) | (66,565) | (71.388) | (156,429) | (66,574) | (97,832) | (254,594) | (105,108) | (217,433) |
| Basic/diluted loss per share | (0.01) | (0.01) | (0.01) | (0.04) | (0.03) | (0.02) | (0.01) | (0.03) |

During the three months ended June 30, 2005, gross sales were $70,725 as compared to $86,527 for the comparable period in 2004, and the net loss was $156,429 compared to the net loss of $254,594 for the comparable period in 2004. The current cash flow is limiting the increase in total sales. As reflected in the above table revenues are usually high in the second and third quarter ending March 31, and June 30. Sales gradually decrease during the rest of the year. These seasonal fluctuations affect the quarterly results of operations along with other factors such as foreign currency exchange, overall market conditions, etc.

### SHARE CAPITAL

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### SHARE CAPITAL – CONT'D

| | | Number | Amount |
|---|---|---|---|
| Balance, September 30, 2002 | | 6,441,874 | $ 6,388,678 |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.1725 | 579,710 | 100,000 |
| Less: share issue costs | | - | (12,094) |
| Issued for debt settlement agreements | – at $0.25 | 140,000 | 35,000 |
| Balance, September 30, 2003 | | 7,161,584 | 6,511,584 |
| Consolidation of shares 4 for 1 | | (5,371,190) | - |
| Escrow shares returned to treasury | | (129,998) | (127,400) |
| Issued for cash: | | | |
| Pursuant to a private placement | – at $0.10 | 1,200,000 | 120,000 |
| Pursuant to a private placement | – at $0.05 | 10,000,000 | 500,000 |
| Less: share issue costs | | - | (55,159) |
| Balance, September 30, 2004, June 30, 2005 and August 29, 2005 | | 12,860,399 | $ 6,949,025 |

Escrow:

During the year ended September 30, 2004, 129,998 (520,000 pre-consolidated) escrow shares with a cost of $127,400 were returned to treasury and cancelled. As at September 30, 2004, and June 30, 2005, there were no shares held in escrow.

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

| | Nine months ended June 30, 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Options outstanding and exercisable at the beginning of period | 37,489 | $ 8.00 | 37,489 | $8.00 |
| Granted | | | | |
| Expired/cancelled | ( 23,000) | $ 9.04 | - | |
| Options outstanding and exercisable at the end of period | 14,489 | $ 6.32 | 37,489 | $8.00 |

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### SHARE CAPITAL – CONT'D

Share Purchase Options – (Cont'd)

As at June 30, 2005, 14,489 share purchase options were outstanding as follows:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 2,700 | $11.20 | November 20, 2005 |
| 11,789 | $5.20 | December 27, 2005 |
| 14,489 | | |

### RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

| | Nine months ended June 30, 2005 | 2004 |
|---|---|---|
| Research and development salaries | $ 135,000 | $ 135,000 |
| Salaries and consulting fees | 40,500 | 30,000 |
| | $ 175,500 | $ 165,000 |

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At June 30, 2005 accounts receivable included $Nil (2004: $26,705) due from a company with a common director.

At June 30, 2005, accounts payable and accrued liabilities included $93,162 (2004: $45,969) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

### LIQUIDITY AND SOLVENCY

At June 30, 2005, the Company held cash on hand of $26,713 (2004: $2,508) and liabilities totalled $768,808 (2004: $382,203).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $102,460 as of June 30, 2005 compared with $136,779 as of June 30, 2004.

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### LIQUIDITY AND SOLVENCY – CONT'D

Subsequent to June 30, 2005 Totally hip agreed to up to a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years. The securities will be subject to a hold period. The private placement is subject to acceptance for filing by the TSX Venture Exchange. The proceeds of the private placement will be used for general corporate purposes.

During the nine months ended June 30, 2005, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

### CRITICAL ACCOUNTING POLICIES

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned active subsidiary Totally Hip Software (B.C.) Inc. and its wholly-owned inactive subsidiary 614604 B.C. Ltd. All significant inter-company transactions and balances have been eliminated.

b) Revenue Recognition

Revenues are recognized when there are no significant obligations remaining, the fees are fixed and determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Packaged software sales sold directly to the end-user are either shipped or directly downloaded and revenues are recognized when delivered. Sales, other than packages downloaded, are subject to a one day return policy. Packaged software sales made by resellers are recognized when delivered to the end user. Revenue from consulting and training services is recognized when the services are completed.

c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

## CRITICAL ACCOUNTING POLICIES – CONT'D

d) Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's shares, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

e) Research and Development

The Company incurs costs on activities that relate to research and development of new products. Research costs are expensed as they are incurred. The Company has also expensed development costs incurred because the costs do not meet generally accepted criteria for deferral and amortization.

## FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at June 30, 2005 or September 30, 2004.

## RISK AND UNCERTAINTIES

The Company competes with other software, service and applications companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage Professional products and through service and applications contracts utilizing Totally Hip's proprietary products and software to produce client specific interactive Rich Media applications and services. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and Technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage in software products will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 70% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

## OUTLOOK

Totally Hip's service and applications operations are attracting considerable attention as the demand for interactive Rich Media solutions increases. Utilizing Totally Hip's proprietary software, as enhanced through insights and experience obtained through developing client specific products and consulting, Totally Hip is servicing a growing client base, primarily in advertising, seeking interactive Rich Media products. This trend is expected to continue.

The sale of Totally Hip's software products LiveStage Professional and LiveSlideShow are continuing. Totally Hip continues to update its products and, in connection with interactive Rich Media applications, has developed enhancements that are not available in current or planned versions of LiveStage Professional available for software purchasers. Totally Hip is also investigating, reviewing, and developing products for other applications for its interactive Rich Media technology, including online distance learning and possible applications involving hand held devices, and general technology opportunities in WiFi and VOIP.

### Technology Enhancements

Totally Hip's plan to update LiveStage Professional and incorporate OpenGL technology has been completed on MacIntosh and is now being updated for Microsoft's Windows. This dramatically increases the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporate 3D visualization in the development of interactive Rich Media projects.

Applications are being developed for our recently developed custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas using LiveStage Professional. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Totally Hip is still waiting for Apple's approval of its QuickTime component and has been given no definitive date for approval. Totally Hip is also reviewing and developing other technology and technology based applications including working to develop a solution to deploy DVD quality video over the Internet utilizing QuickTime and LiveStage Professional technology. Technology enhancements for LiveStage Professional are expected to continue as Totally Hip's service and application efforts generate solutions to clients' specific product requests. These modifications and enhancements will be available only through Totally Hip's interactive Rich Media services.

# TOTALLY HIP TECHNOLOGIES INC.
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Online Distance Learning

Totally Hip has acquired extensive insights and experience in online learning through its interactive tools and consulting business and is now exploring business models utilizing Totally Hip's interactive technology in the expanding market for online delivery of interactive education and learning products.
Online learning products utilizing Totally Hip's proprietary interactive Rich Media technologies may be utilized to produce turnkey systems that can be quickly deployed. A Totally Hip solution would use existing content in almost any format and allow for the content to remain in a non-proprietary format. Systems would target small to medium sized companies and schools looking for easily deployable, interactive, fast and economical online learning solutions incorporating DVD quality video. Totally Hip's online learning system's capabilities are being designed to be expandable to grow with the clients' requirements using a modular component design.

Currently the online training and learning market is still in a development stage. Schools, learning institutions, companies requiring employee training, clubs, associations and graduate groups looking for innovative ways to maintain contact with graduates while offering interactive opportunities with Rich Media for continuing education and resources are all potential clients for Totally Hip's innovative ways to utilize clients existing content to educate their students, graduates looking for continuing education, staff, employers, sales forces, and even customers online.

### Interactive Rich Media

Rich Media is an umbrella expression for content that contains multimedia elements such as audio and/or video, or content that reacts and/or moves when an online visitor clicks on the page or spots on the page where the featured content is embedded. Rich Media ads are essentially sophisticated on-line ads that more effectively attract and engage the intended viewer. Totally Hip teams its programmers and its leading proprietary, interactive technology with media and advertising people to create interactive advertising. Totally Hip's proven technology and powerful interactive products appeal to advertisers and publishers seeking the interactive Rich Media solutions that they need.

AMENDED
67



**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

(Unaudited – Prepared by Management)

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2004 and September 30, 2003
(Unaudited – Prepared by Management)

| | (Unaudited) June 30, 2004 | (Audited) September 30, 2003 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash | $ 2,508 | $ 21,933 |
| Accounts receivable | 49,901 | 47,262 |
| GST receivable | 37,580 | 8,210 |
| Inventory | 3,500 | 3,500 |
| Prepaid expenses and deposits | 8,060 | 6,076 |
| | 101,549 | 86,981 |
| Capital assets | 35,224 | 44,081 |
| Software technology and intellectual property rights | 6 | 6 |
| | $ 136,779 | $ 131,068 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities - *Note 3* | $ 347,375 | $ 422,032 |
| Current portion of obligation under capital lease | 1,074 | 2,981 |
| Due to shareholders | 33,754 | 33,754 |
| | 382,203 | 458,767 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – *Note 2* | 7,109,953 | 6,523,678 |
| Common shares subscribed | - | 85,000 |
| Contributed surplus | 700,000 | 700,000 |
| Deficit | ( 8,055,377) | ( 7,636,377) |
| | ( 245,424) | ( 327,699) |
| | $ 136,779 | $ 131,068 |

APPROVED BY THE DIRECTORS:

*" David Dicaire"*, Director *"James Boyce"*, Director

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the nine months ended June 30, 2004 and 2003
(Unaudited – Prepared by Management)

| | Nine months ended June 30, 2004 | 2003 |
|---|---|---|
| Deficit, beginning of period | $ ( 7,636,377) | $ ( 7,367,859) |
| Net income(loss) for the period | (419,000) | 7,038 |
| Deficit, end of period | $ ( 8,055,377) | $ ( 7,360,821) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months and nine months ended June 30, 2004, and 2003
(Unaudited – Prepared by Management)

| | Three months ended June 30, 2004 | Three months ended June 30, 2003 | Nine months ended June 30, 2004 | Nine months ended June 30, 2003 |
|---|---|---|---|---|
| Sales | 86,527 | $ 137,451 | 220,226 | $ 508,148 |
| Cost of goods sold | 1,201 | 18,166 | 15,841 | 78,187 |
| Gross profit | 85,326 | 119,285 | 204,385 | 429,961 |
| Administrative Expenses | | | | |
| Amortization | 3,496 | 3,618 | 8,857 | 10,854 |
| Bad debts (recovered) | - | (610) | - | (3,005) |
| Interest and bank charges | 173 | 666 | 392 | 1,130 |
| Interest on long-term debt | - | 745 | - | 2,728 |
| Marketing, travel and promotion | 163,130 | 500 | 168,633 | 54,001 |
| Office and miscellaneous | 12,787 | 13,714 | 38,008 | 40,419 |
| Professional fees | 65,871 | 5,980 | 128,623 | 102,132 |
| Rent | 8,701 | 11,344 | 26,567 | 42,146 |
| Research and Development salaries | 45,000 | 45,000 | 135,000 | 135,000 |
| Salaries and consulting fees | 16,560 | 27,546 | 68,168 | 131,948 |
| Telephone | 6,990 | 5,864 | 11,551 | 18,379 |
| Transfer agent and filing fees | 4,577 | 1,993 | 13,134 | 10,407 |
| | 327,285 | 116,360 | 598,933 | 546,139 |
| Income (loss) from operations before other items | ( 241,959) | 2,925 | (394,548) | ( 116,178) |
| Other items: | | | | |
| Other income | | - | | 46 |
| Accounts payable settlement | - | 1,995 | - | 154,860 |
| Write-off of advances receivable – Note 3 | - | - | - | (13,500) |
| Foreign exchange | (12,636) | ( 9,071) | (24,453) | (22,343) |
| Interest income | 1 | 42 | 1 | 45 |
| Net income(loss) for the period | $ ( 254,594) | $ ( 4,108) | $ (419,000) | $ 2,930 |
| Basic and diluted loss per share | $ ( 0.02) | $ ( 0.00) | $ (0.07) | $ ( 0.00) |

SEE ACCOMPANYING NOTES

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months and nine months ended June 30, 2004, and 2003
(Unaudited – Prepared by Management)

| | Three months ended June 30, 2004 | Three months ended June 30, 2003 | Nine months ended June 30, 2004 | Nine months ended June 30, 2003 |
|---|---|---|---|---|
| Operating Activities | | | | |
| Net income (loss) for the period | $ ( 254,594) | $ (4,108) | $ (419,000) | $ 2,930 |
| Item not involving cash: | | | | |
| Amortization | 3,496 | 3,618 | 8,857 | 10,854 |
| Gain on accounts payable settlement | - | (1,995) | - | (154,860) |
| Write-off of advances receivable | - | - | - | 13,500 |
| | ( 251,098) | ( 2,485) | (410,143) | (127,576) |
| Changes in non-cash working capital items related to operations: | | | | |
| Accounts receivable | ( 5,896) | (1,994) | ( 2,639) | 7,772 |
| GST receivable | ( 17,507) | - | (29,370) | - |
| Prepaid expenses and deposits | ( 3,284) | 364 | ( 1,984) | 1,224 |
| Inventory | - | - | - | (500) |
| Accounts payable and accrued liabilities | ( 134,930) | 17,514 | (74,657) | 16,981 |
| Cash used in operating activities | ( 412,715) | 13,399 | (518,793) | (102,099) |
| Investing Activities | | | | |
| Sale of office equipment | - | 400 | - | 400 |
| Cash provided (used in) by investing activities | - | 400 | - | 400 |
| Financing Activities | | | | |
| Issuance of shares for cash | 586,275 | - | 586,275 | 135,000 |
| Common shares subscribed | ( 185,000) | 10,000 | (85,000) | (70,000) |
| Decrease in capital lease obligations | ( 869) | (207) | (1,907) | (2,756) |
| Cash provided by financing activities | 400,406 | 9,793 | 499,368 | 62,244 |
| Increase (Decrease) in cash during the period | ( 12,309) | 23,592 | (19,425) | (39,455) |
| Cash, beginning of the period | 14,817 | 20,648 | 21,933 | 83,695 |
| Cash, end of the period | $ 2,508 | $ 44,240 | $ 2,508 | $ 44,240 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid for: | | | | |
| Income Taxes | $ - | $ - | $ - | $ - |
| Interest | $ - | $ - | $ - | $ - |

**TOTALLY HIP TECHNOLOGIES INC.**
(formerly Totally Hip Inc)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the nine months ended June 30, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim six month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2003 annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods as the Company's September 30, 2003 annual financial statements.

During the nine months ended June 30, 2004, the Company consolidated its shares on the basis of 1 new share for 4 old shares outstanding and changed its name to Totally Hip Technologies Inc.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value

| | Nine months ended June 30, 2004 | |
|---|---|---|
| Issued: | Number | $ |
| Balance, September 30, 2003 | 7,161,584 | 6,523,678 |
| Share consolidation (1 new for 4 old shares) | (5,371,187) | - |
| Escrow shares cancellation | (129,999) | - |
| For cash: | | |
| – pursuant to a private placement – at $0.10 | 1,200,000 | 120,000 |
| – pursuant to a private placement – at $0.05 | 10,000,000 | 500,000 |
| Finders fees | - | (33,725) |
| Balance June 30, 2004 | 12,860,398 | 7,109,953 |

Commitments:

Stock-based Compensation:

At June 30, 2004, incentive stock options to purchase up to 37,489 post-consolidated common shares were outstanding to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grant.

Totally Hip Technologies Inc.
(formerly Totally Hip Inc.)
Notes to the Consolidated Financial Statements
June 30, 2004
(Unaudited – Prepared by Management)

Note 2 Share Capital – (cont'd)

Commitments: – (cont'd)

Stock-based Compensation: – (cont'd)

A summary of the incentive stock options outstanding as at June 30, 2004 and changes for the period ending on that date is presented below:

| | Nine months ended June 30, 2004 | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Options outstanding and exercisable at beginning and end of the period | 37,489* | $8.00 |

The following summarizes information about share purchase options outstanding at June 30, 2004:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 18,750 | $ 5.20 | February 1, 2005 |
| 4,250 | $ 26.00 | May 12, 2005 |
| 2,700 | $ 11.20 | November 20, 2005 |
| 11,789 | $ 5.20 | December 27, 2005 |
| 37,489* | | |

* (post-consolidated)

Warrants

At June 30, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,083,333 | $0.80 | August 28, 2004 |
| 144,927 | $0.92 | November 19, 2004 |
| 1,228,260** | | |

**(post-consolidated)

Note 2 Share Capital – (cont'd)

Subsequent to June 30, 2004, 1,083,333 share purchase warrants exercisable at $0.80 per share expired.

Note 3 Related Party Transactions

| | Nine months ended June 30, 2004 | Nine months ended June 30, 2003 |
|---|---|---|
| Research & Development salaries | $ 135,000 | $ 135,000 |
| Salaries and consulting fees | 30,000 | 45,000 |
| | $ 165,000 | $ 180,000 |

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts receivable at June 30, 2004 is $26,705 (2003: $Nil) due from a company with a common director.

Included in accounts payable and accrued liabilities at June 30, 2004 is $ 45,969 (2003: $7,635) due to current and former directors and officers of the Company in respect of unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4 Segmented Information

The Company's revenues are allocated to the following geographic segments:

| | Nine months ended June 30, 2004 |
|---|---|
| USA | 52.40 |
| Europe | 19.30 |
| United Kingdom | 10.20 |
| Canada | 5.20 |
| Scandinavia | 4.30 |
| Asia | 4.70 |
| Australia | 2.60 |
| Mexico | 0.80 |
| Africa | 0.50 |
| | 100% |

Note 5 Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

AMENDED
68

**TOTALLY HIP TECHNOLOGIES INC.**
**Form 51-102F1**

**MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

March 31, 2004

## FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

## DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional 4.1 gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional 4.1 also uncovers a whole new set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. This version of LiveStage also introduced Fast FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional 4.1 also adds support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

## TOTALLY HIP TECHNOLOGIES INC.
**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 31, 2004

LiveStage Professional's user interface was completely redesigned to emphasize working in a distinctly visual environment for greater productivity. The greatly improved look and feel adds dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime 6 not possible in other authoring environments.

The Company continues to strive towards developing new and enhanced products and during the period under review introduced its latest development in LiveStage products.

**Live Stage Professional Version 4.5**

During the quarter ending March 31, 2004 the Company announced the release of LiveStage Professional 4.5. LiveStage Professional 4.5 expands market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime component.
Livestage professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Prefessional production environment and the multi-media industry.

Development on other products has been limited to minor upgrades to support new operating systems and versions of QuickTime due to limited development, marketing and sales capacity and budgets.

### SELECTED FINANCIAL DATA

| | Three Months Ended | | Years Ended September 30, | | |
|---|---|---|---|---|---|
| | March 31 2004 $ | December 31 2003 $ | 2003 $ | 2002* $ | 2001 $ |
| **OPERATIONS:** | | | | | |
| Revenues – net of packaged software | 133,699 | 42,599 | 485,121 | 685,256 | 451,577 |
| Net Income (Loss) | (164,406) | (66,574) | (226,597) | (345,416) | (587,630) |
| Basic and diluted income (loss) per share | (0.05) | (0.04) | (0.03) | (0.13) | (0.28) |
| **BALANCE SHEET:** | | | | | |
| Working capital (deficiency) | (430,831) | (376,495) | (371,786) | (262,622) | (661,450) |
| Total assets | 125,897 | 131,730 | 131,068 | 244,153 | 407,919 |
| Long-term liabilities Total | - | - | - | 39,284 | 42,045 |

* As at September 30, 2002, management of the Company disputed certain charges. During the year ended September 30, 2003, the matter was resolved and the Company agreed to pay an additional $41,521 interest and legal fees owing at September 30, 2002 and accordingly, restated its operations for the year then ended. (Refer to the Company's audited consolidated financial statements as at September 30, 2003).

### RESULTS OF OPERATIONS

During the six months ended March 31, 2004, Net sales/gross profit before expenses for the period were $119,059 as compared to $310,676 for the comparable period in 2003, and gross sales were $133,699 compared to $370,697 for the comparable period in 2003.

On an overall basis the net loss for the six months ending March 31, 2004 is $164,406 comparable to a net profit of $7,038 for the same period in the previous year resulting in a net loss of $0.05 per share for the period compared to

a net profit of $0.00 per share for the same six-month period in 2003.

Gross profit from sales for the six month period was $119,059 or 89% of gross sales compared to the previous years gross profit from sales of $310,676. Cost of goods sold does not include labor costs to generate license, service or training revenue that is included in expenses under salaries and consulting fees.

Gross sales were adversely impacted for the fiscal year by about 10% overall and about 7.1% for the six months ended March 31, 2004, due to the exchange rate between the changed Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the six months ended March 31, 2004 is USA 57%, Europe 20%, United Kingdom 11%, Canada 7%, Scandinavian countries 2%, Asia 2% and Australia 1%.

Cost of goods sold for the six months ending March 31, 2004 was $14,640 compared to $60,021 for the comparable period in 2003.

Administrative expenses for the six months ending March 31, 2004 were reduced to $271,648, compared to $429,731 in the previous year. Major expense reductions occurred in professional fees ($33,400), marketing, travel and promotion ($47,998) and salaries and consulting fees ($52,794).

Research and development expenses are based on the period in which they occur and are recorded at full expense against the period they are expended.

Expenditures were limited to items of critical nature to the Company's operations and for the small research and development team. No significant marketing and sales expenses such as participating in trade shows were incurred. Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2004.

## SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters ended September 30, 2003 and the quarters ended December 31, 2003 and March 31, 2004

| | Three Months Ended March 31 2004 | Three Months Ended December 31 2003 | Years Ended September 30, 2003 | | | | Year Ended September30,2002 | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | 82,157 | 51,542 | 242,623 | 128,074 | 137,451 | 96,972 | 208,278 | 288,250 | 185,871 | 139,543 |
| Net Income(Loss) | (97,832) | (66,574) | (22,471) | 29,509 | (4,108) | (229,527) | (36,267) | 45,299 | (130,332) | (224,116) |
| Basic/Diluted Loss per Share | (0.03) | (0.04) | (0.01) | - | - | (0.03) | - | - | - | (0.13) |

**TOTALLY HIP TECHNOLOGIES INC.**
**Form 51-102F1**

**MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

March 31, 2004

## RELATED PARTY TRANSACTIONS

For the six month period ending March 31, 2004, related party transactions for research and development salaries totaled $90,000, compared to $90,000 for the same period in 2003.

For the six-month period ending March 31, 2004, related party transactions for salaries and consulting fees totaled $27,000, compared to $52,500 for the same period in 2003.

## LIQUIDITY AND SOLVENCY

Totally Hip ended the six months March 31, 2004 with $14,817 in cash compared to $20,648 in cash as of March 31, 2003. In order to meet obligations as they come due the low level of cash significantly affects operations.

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $125,897 as of March 31, 2004 compared with $150,244 as of March 31, 2003.

Totally Hip's liabilities at March 31, 2004 comprised of accounts payable and accrued liabilities totalling $482,305, (2003: $253,633) current potion of obligation under capitalization of lease of $,1,943 (2003: $2,981) and amounts due to shareholders of $33,754 (2003: $33,754)

At March 31, 2004 Totally Hip had a working capital deficiency of $430,831 compared with $190,451 at March 31, 2003.

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

On August 1, 2003 Totally Hip agreed to a $120,000 private placement of its securities which consisted of the sale of up to 1,200,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.12 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance.

Subsequent to the quarter ending March 31, 2004, this private placement was closed.

During the six-month period ending March, 2004, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the six months ended March 31, 2004 Totally Hip consolidated its shares on the basis of one new for four old shares outstanding.

On December 23, 2003, Totally Hip agreed to a $500,000 private placement of its securities which consisted of the sale of up to 10,000,000 units at $0.05 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.10 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance.

Subsequent to the quarter ending March 31, 2004, this private placement was closed.

**TOTALLY HIP TECHNOLOGIES INC.**
**Form 51-102F1**

**MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

March 31, 2004

## CRITICAL ACCOUNTING POLICIES

Management has prepared the interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting policies and are stated in Canadian dollars. The interim financial statements are unaudited and although they have not been reviewed by the Company's auditors they have been reviewed by the Company's Audit Committee. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies that can be found in the Companies audited financial statements as at September 30, 2003.

## FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at March 31, 2004 or March 31, 2003.

## RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with over 57% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This

means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

## OUTLOOK

In 2004 Totally Hip plans to update LiveStage Professional and incorporate OpenGL technology. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporated 3D visualization in the development of interactive media projects.

Totally Hip has started development on its own component to be included as part of the Apple QuickTime component download program. This program allows third parties to create components, or plug-ins extending QuickTime capabilities when media requiring that functionality is encountered. QuickTime seamlessly retrieves the component from a server, installs it and then proceeds to present the media. Totally Hip is developing a custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media.

**TOTALLY HIP TECHNOLOGIES INC.** **Amended and Restated**

**Form 51-102F1**

**MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

June 30, 2004

## DATE OF REPORT

For the nine months ended June 30, 2004, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of new National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of September 3, 2004 provides information on the operations of Totally Hip for the nine months ended June 30, 2004 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2003 and 2002.

## FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

## DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

# TOTALLY HIP TECHNOLOGIES INC.

Amended and Restated

## Form 51-102F1

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004

LiveStage Professional gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole new set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. This version of LiveStage also introduced Fast FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also adds support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface was completely redesigned to emphasize working in a distinctly visual environment for greater productivity. The greatly improved look and feel adds dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime 6 not possible in other authoring environments.

The Company continues to strive towards developing new and enhanced products and during the period under review introduced its latest development in LiveStage products.

### Live Stage Professional Version 4.5

During the nine months ended June 30, 2004 the Company announced the release of LiveStage Professional 4.5. LiveStage Professional 4.5 expands market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime component.

Livestage professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Prefessional production environment and the multi-media industry.

Development on other products has been limited to minor upgrades to support new operating systems and versions of QuickTime due to limited development, marketing and sales capacity and budgets.

### LiveSlideShow 3

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

# TOTALLY HIP TECHNOLOGIES INC.

**Amended and Restated**

**Form 51-102F1**

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms. QuickTime is also used for Apple's popular iPod portable music player.

## SELECTED FINANCIAL DATA

| | Nine Months Ended June 30, | | Years Ended September 30, | | |
|---|---|---|---|---|---|
| | 2004<br>$ | 2003<br>$ | 2003<br>$ | 2002*<br>$ | 2001<br>$ |
| **OPERATIONS:** | | | | | |
| Revenues | 220,226 | 508,148 | 485,121 | 685,256 | 451,577 |
| Net Income (Loss) | (419,000) | 2,930 | (226,597) | (345,416) | (587,630) |
| Basic and diluted income (loss) per share | (0.07) | 0.00 | (0.03) | (0.13) | (0.28) |
| **BALANCE SHEET:** | | | | | |
| Working capital (deficiency) | (280,654) | (180,801) | (371,786) | (262,622) | (661,450) |
| Total assets | 136,779 | 171,448 | 131,068 | 244,153 | 407,919 |
| Long-term liabilities Total | - | - | - | 39,284 | 42,045 |

* As at September 30, 2002, management of the Company disputed certain charges. During the year ended September 30, 2003, the matter was resolved and the Company agreed to pay an additional $41,521 interest and legal fees owing at September 30, 2002 and accordingly, restated its operations for the year then ended. (Refer to the Company's audited consolidated financial statements as at September 30, 2003).

For the year ended September 30, 2003 revenues (net of packaged software) was $485,121 compared to $685,256 in 2002 (29% decrease), and $451,577 in 2001 (7.5% increase). These variations in revenue are due to a number of factors of which the amount of variation can not be directly attributable thus it would be misleading to try to define or allocate them. Revenue in our business/market varies due to conditions such as limited cash flow, employees absence, timing of current releases, promotion of QuickTime, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, etc. In addition the Company is exposed to a fluctuation in the currency exchange, mostly U.S. dollars. An approximately 95% of the Company's total sales are overseas sales. In 2003 the average annual exchange rate for U.S. dollar posted by the Bank of Canada was 11% lower than the average annual exchange rate for 2002. The Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the fiscal year ended September 30, 2003 was $226,597 compared to the loss of $345,550 in the fiscal 2002. The 2003 net loss was affected by the $139,860 gain on write-off of accounts payable

which was also offset by $31,370 loss on the write-off of advances receivable and $21,431 loss on foreign exchange with net gain of $87,059. In 2002 the net loss of $345,416 was lower than 2001 net loss of $587,630 by $242,214 attributable mostly to $233,679 decrease in the 2002 gross profit.

## RESULTS OF OPERATIONS

*Current Quarter*

During the three months ended June 30, 2004, Net sales/gross profit before expenses were $86,527 as compared to $137,527 for the comparable period in 2003, and gross sales were $85,326 compared to $119,285 for the comparable period in 2003.

On an overall basis the net loss for the three months ending June 30, 2004 is $254,594 comparable to a net loss of $4,108 for the same period in the previous year resulting in a net loss of $0.02 per share for the current quarter compared to a net loss of $0.00 per share for the same quarter in 2003.

Gross profit from sales for the current quarter was $85,326 or 98% of gross sales compared to the second quarter in 2003 gross profit from sales of $119,285.

Cost of goods sold for the current quarter was $1,201 compared to $18,166 for the comparable period in 2003.

Administrative expenses for the current quarter were $327,785, compared to $116,360 for the same period in the previous year. Major expense increase occurred in marketing, travel and promotion ($163,130) and professional fees ($59,891), which were offset by $10,986 decrease in salaries and consulting fees. In 2003 the Company began a market review for the purpose of product opportunity research and applications development of the business applications involving application of Totally Hip's software and expertise as their core. This included, but was not limited to, research, design and testing of marketing strategy, development of appropriate customizations of the Company's software, research of the patent designs and regulations relating to software applications in the marketplace, development of a marketing strategy, presentation of applications to potential customers and telecommunication companies, product demonstrations, etc. The direct expenditures of $162,000 related to the project incurred to date, were recorded during the current period.

*Year-to-date*

During the nine months ended June 30, 2004, Net sales/gross profit before expenses were $204,385 as compared to $429,961 for the comparable period in 2003, and gross sales were $220,226 compared to $508,148 for the comparable period in 2003. Totally Hip plans to use its QuickTime and LiveStage expertise to generate increased service, consulting and paid support services. The Company is monitoring the results of the operations during the current quarter and year-to-date period in relations to the Company's plan, but at this stage it is difficult to determine the impact on the gross sales and overall performance and differentiate between the types of the revenue generated due to the short period of time. The Company expects to evaluate the results of operations on an annual basis and report on it in its annual MD&A for the fiscal year ended September 30, 2004.

On an overall basis the net loss for the nine months ending June 30, 2004 is $419,000 comparable to a net income of $2,930 for the same period in the previous year resulting in a net loss of $0.07 per share for the period compared to a net profit of $0.00 per share for the same nine-month period in 2003.

Gross profit from sales for the nine month period was $204,385 or 92% of gross sales compared to a gross profit from sales of $429,961 or 84% of the nine-month period in 2003. Cost of goods sold does not include labor costs to

generate license, service or training revenue that is included in expenses under salaries and consulting fees.

Gross sales were adversely impacted by about 10% overall due to the exchange rate between the Canadian and US dollar as the majority of sales were in US dollars. The exchange rate between Canadian and US dollar will continue affect sales. We expect that the current trend of increasing value of the Canadian dollar will have adverse impact on the results of the Company's future performance.

The geographical distribution of sales revenues for the nine months ended June 30, 2004 is USA 52.4%, Europe 19.3%, United Kingdom 10.2%, Canada 5.2%, Scandinavian countries 4.3%, Asia 4.7%, Australia 2.6%, Mexico 0.80%, Africa 0.50%.

Cost of goods sold for the nine months ended June 30, 2004 was $15,841 compared to $78,187 in 2003.

Net loss for the nine months ended June 30, 2004 was $419,000 or $0.07 per share as compared to the income of $2,930 or 0.00 per share for the nine months ended June 30, 2003. The increase in the net loss was primarily due to $114,632 increase in marketing, travel and promotion expenditures related to integration of the Web TV technology with the Company's products, the increase of $26,491 in professional fees and $2,727 in transfer agent and filing fees. The increase in these administrative expenditures were accompanied by the decrease of $63,780 in salaries and consulting fees, $15,579 in rent, and $6,828 in telecommunication costs.

Research and development expenses of $135,000 (2003: $135,000) were based on the period in which they occur and were recorded at full expense in the corresponding period.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2004.

## SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters ended June 30, 2004:

| | Years ended September 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | | | 2002 |
| | Q1 | Q2 | Q3 | Q1 | Q2 | Q3 | Q4 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | 51,542 | 82,1578 | 6,527 | 242,623 | 128,074 | 137,451 | 96,972 | 139,543 |
| Net income (loss) | (66,574) | (97,832) | (254,594) | (22,471) | 29,509 | (4,108) | (229,527) | (224,116) |
| Basic/diluted loss per share | (0.04) | (0.03) | (0.02) | (0.01) | 0.00 | 0.00 | (0.03) | (0.13) |

During the three months ended June 30, 2004, gross sales were $86,527 as compared to $137,451 for the comparable period in 2003, and the net loss was $254,594 compared to the net loss of $4,108 for the comparable period in 2003. The current cash flow is limiting the increase in total sales. Costs related to operations increased due

to expenses incurred investigating new markets, technologies (see "Results of Operations" – *Current Quarter*) sand attempting to raise financing for marketing and sales. As reflected in the above table revenues are usually high in the first quarter ending December 31, and second quarter ending March 31, corresponding with holiday seasons. Sales gradually decrease during the rest of the year. These seasonal fluctuation affect the quarterly results of operations along with other factors such as foreign currency exchange, overall market conditions, etc.

## RELATED PARTY TRANSACTIONS

| | Nine months ended June 30, 2004 | Nine months ended June 30, 2003 |
|---|---|---|
| Research & Development salaries | $ 135,000 | $ 135,000 |
| Salaries and consulting fees | 30,000 | 45,000 |
| | $ 165,000 | $ 180,000 |

For the nine month period ending June 30, 2004, related party transactions for research and development salaries incurred by the Company with directors and officers of the Company totaled $135,000, compared to $135,000 for the same period in 2003.

For the nine-month period ending June 30, 2004, related party transactions for salaries and consulting fees incurred by the Company with a President of the Company totaled $30,000, compared to $45,000 for the same period in 2003.

Included in accounts receivable at June 30, 2004 is $26,705 (2003: $Nil) due from a company with a common director.

Included in accounts payable and accrued liabilities at June 30, 2004 is $ 45,969 (2003: $7,635) due to current and former directors and officers of the Company in respect of unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

## LIQUIDITY AND SOLVENCY

At June 30, 2004, the Company held cash on hand of $2,508 (2003: $44,240) and liabilities totalled $382,203 (2003: $302,699).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $136,779 as of June 30, 2004 compared with $171,448 as of June 30, 2003.

Totally Hip's liabilities at June 30, 2004 comprised of accounts payable and accrued liabilities totalling $347,375, (2003: $266,171) current potion of obligation under capitalization of lease of $1,074 (2003: $2,774) and amounts due to shareholders of $33,754 (2003: $33,754)

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

**TOTALLY HIP TECHNOLOGIES INC.** **Amended and Restated**

**Form 51-102F1**

**MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

June 30, 2004

During the nine months ended June 30, 2004 Totally Hip completed a $120,000 private placement of its securities which consisted of the sale of up to 1,200,000 units at $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.12 per share for a period of two years. The securities were subject to a hold period and become free trading on August 13, 2004.

During the nine months ended June 30, 2004 Totally Hip completed a $500,000 private placement of its securities which consisted of the sale of up to 10,000,000 units at $0.05 per unit, each unit consisting of one common share and one non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.10 per share for a period of two years. The securities were subject to a hold period and become free trading on August 14, 2004.

During the nine-month period ending June 30, 2004, Totally Hip has not issued any stock options or received any proceeds from the exercise of existing stock options or warrants. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the nine months ended June 30, 2004 Totally Hip consolidated its shares on the basis of one new for four old shares outstanding.

## CRITICAL ACCOUNTING POLICIES

Management has prepared the interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting policies and are stated in Canadian dollars. The interim financial statements are unaudited and although they have not been reviewed by the Company's auditors they have been reviewed by the Company's Audit Committee. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies that can be found in the Companies audited financial statements as at September 30, 2003.

*Stock-based compensation*

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company has voluntarily adopted the new policy for its year ended September 30, 2004. This application has been applied prospectively.

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004

### SHARE CAPITAL

Authorized:

100,000,000 common shares without par value

| | June 30, 2004, and September 3, 2004 | |
|---|---|---|
| Issued: | Number | $ |
| Balance, September 30, 2003 | 7,161,584 | 6,523,678 |
| Share consolidation (1 new for 4 old shares) | (5,371,187) | - |
| Escrow shares cancellation | (129,999) | - |
| For cash: | | |
| – pursuant to a private placement – at $0.10 | 1,200,000 | 120,000 |
| – pursuant to a private placement – at $0.05 | 10,000,000 | 500,000 |
| Finders fees | - | (33,725) |
| Balance June 30, 2004 and September 3, 2004 | 12,860,398 | 7,109,953 |

### FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at June 30, 2004 or June 30, 2003.

### RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

**TOTALLY HIP TECHNOLOGIES INC.** **Amended and Restated**

**Form 51-102F1**

**MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

June 30, 2004

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with over 57% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

## OUTLOOK

In 2004 Totally Hip's plan to update LiveStage Professional and incorporate OpenGL technology has been completed on MacIntosh, and is now being updated for Windows. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation are planned to be able to incorporate 3D visualization in the development of interactive media projects.

Totally Hip has developed its own component to be included as part of the Apple QuickTime component download program. This program allows third parties to create components, or plug-ins extending QuickTime capabilities when media requiring that functionality is encountered. QuickTime seamlessly retrieves the component from a server, installs it and then proceeds to present the media. Totally Hip is developing an application for its recently developed custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas using LiveStage Professional. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Totally Hip is still waiting for Apple's approval of its QuickTime component and has been given no definitive date for approval. Totally Hip is also reviewing and developing other technology and technology based applications including working to develop a solution to deploy DVD quality video over the Internet utilizing QuickTime and LiveStage Professional technology.

610

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109FT2**
**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, David Dicare, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 11, 2004

*"David Dicaire"*
**David Dicaire**
Chief Financial Officer

611

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109FT2**
**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, David Dicare, President and Chief Executive Officer for **Totally Hip Technologies Inc.**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 11, 2004

*"David Dicaire"*
**David Dicaire**
President & CEO

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109FT2**
**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, David Dicare, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the interim period ending **June 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 31, 2004

*"David Dicaire"*
**David Dicaire**
Chief Financial Officer

G13

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109FT2**
**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, David Dicare, President and Chief Executive Officer for **Totally Hip Technologies Inc.**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the interim period ending **June 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 31, 2004

*"David Dicaire"*
**David Dicaire**
President & CEO

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, David Dicare, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the interim period ending **December 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 7, 2005

*"David Dicaire"*
**David Dicaire**
Chief Financial Officer

G15

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, David Dicare, President and Chief Executive Officer for **Totally Hip Technologies Inc.**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the interim period ending **December 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 7, 2005

*"David Dicaire"*
**David Dicaire**
President & CEO

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, David Dicare, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the interim period ending **March 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

*"David Dicaire"*

**David Dicaire**
Chief Financial Officer

617

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, David Dicare, President and Chief Executive Officer for **Totally Hip Technologies Inc.**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the interim period ending **March 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2005

*"David Dicaire"*

**David Dicaire**
President & CEO

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, David Dicare, President and Chief Executive Officer for **Totally Hip Technologies Inc.**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the interim period ending **June 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

*"David Dicaire"*

**David Dicaire**
President & CEO

G19

**TOTALLY HIP TECHNOLOGIES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, David Dicare, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the issuer) for the interim period ending **June 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

*"David Dicaire"*

**David Dicaire**
Chief Financial Officer

H

# FORM 2D
# LISTING AGREEMENT

**TOTALLY HIP TECHNOLOGIES INC.**

**Name of Issuer**

501 – 905 West Pender Street, Vancouver, BC V6C 1L6

**Head Office Address and Telephone Number of Issuer**

CIBC Mellon Trust Company
Suite 1600, Oceanic Plaza, 1066 West Hastings Street, Vancouver, BC V6E 3X1

**Name and Address of Issuer's Registrar and Transfer Agent**

N/A

**Name of Sponsor (if applicable)**

In consideration of the listing on the TSX Venture Exchange (the "Exchange") of securities of the undersigned entity (the "Issuer"), the Issuer hereby agrees with the Exchange as follows:

## 1. Interpretation

In this Agreement, unless the subject matter or context otherwise requires:

1.1 All terms used herein that are defined in *Policy 1.1 - Interpretation*, shall have the meanings ascribed to those terms in that Policy.

1.2 Where used herein, the term "Exchange Requirements" shall have the same meaning as defined in Exchange Rule A.1.00.

1.3 Where used herein, the term "Issuer" shall include all subsidiaries of the Issuer.

## 2. General

2.1 The Issuer shall, and shall cause its directors, officers, employees, agents, consultants, and, where applicable, partners, to comply with all Exchange Requirements and all applicable legal requirements including, but not limited to, those of its incorporating statute, all laws, rules, regulations, policies, notices and

interpretation notes, decisions, orders and directives of all securities regulatory authorities having jurisdiction over it and with all other laws, rules and regulations applicable to its business or undertaking.

2.2 The Issuer shall file with the Exchange all such material, information and documents as may be required by the Exchange from time to time and in such manner and form and by such date as may be specified by the Exchange.

2.3 This Agreement and all other documents, information and material (collectively, the "Information"), in whatever form, provided to or filed with the Exchange shall become the property of the Exchange and the Exchange shall have full and irrevocable authority to sell, license, copy, distribute, make available for public inspection, provide copies of same to other regulatory authorities and otherwise deal with all or any part of the Information at any time without notice to the Issuer.

2.4 Except as otherwise permitted by the Exchange Requirements, the Issuer shall not issue securities to any person without the prior approval of the Exchange. Further, the Issuer shall notify the Exchange in such manner and form and by such date as may be specified by the Exchange Requirements of any changes to the number of its issued securities of any class.

2.5 All documents filed by the Issuer and all correspondence with the Exchange shall be in the English language. In addition, the Issuer shall also concurrently file with the Exchange any original language documents. The Issuer warrants that all English translations will be complete and accurate.

## 3. Reimbursement for Independent Advice

3.1 The Issuer shall pay to the Exchange on a timely basis the annual sustaining fee, the applicable listing or filing fee at the time of each filing, and any other fees, expenses or charges which may be specified from time to time by the Exchange within the time limits specified by the Exchange.

3.2 The Exchange, at the Issuer's cost, may obtain independent advice or consulting services with respect to any matter relating to the Issuer provided that the Exchange has first afforded the Issuer the opportunity to satisfy the particular filing requirements of the Exchange with respect to such matter. The Issuer hereby agrees to fully reimburse and indemnify the Exchange for all such expenses, costs and fees incurred by the Exchange.

## 4. Directors, Officers and other Personnel

4.1 The affairs of the Issuer shall at all times be managed or supervised by at least three directors, all of whom shall:

(a) be individuals qualified to act as directors under the Issuer's incorporating statute and Exchange Requirements;
(b) act honestly and in good faith and in the best interests of the Issuer;
(c) exercise the care, diligence and skill of a reasonably prudent person in the exercise of their duties as directors;
(d) not be personally indebted to or subject to an unsatisfied or incomplete term of a sanction of the Exchange or any securities regulatory body; and
(e) be otherwise acceptable to the Exchange.

Officers, employees, agents and consultants of the Issuer, and others engaged by or working on behalf of the Issuer, shall be subject to all other specified Exchange Requirements and, at the discretion of the Exchange, shall be subject to clauses 4.1(d) and 4.1(e) above.

4.2 Except in the case of a CPC Issuer, the Issuer shall at all times have at least two directors who are not Control Persons of the Issuer. The Issuer, regardless of whether it is a CPC or not, shall at all times have at least two directors who are neither employees, senior officers or management consultants of the Issuer or any of its associates or affiliates. The Issuer will have an audit committee consisting of at least three directors, a majority of whom must be neither Control Persons of the Issuer nor employees or senior officers of the Issuer or any associates or affiliates. The Issuer will use its best efforts to have its audit committee act in accordance with the Canadian Securities Administrators' Notice on Audit Committees or any successor policy, notice or instrument.

4.3 Insofar as the Issuer requests that the Exchange rely on auditors, lawyers, consultants or other agents, the Issuer shall ensure that such Persons are not unacceptable to the Exchange.

4.4 The Issuer shall require a minimum of two signatures by Persons authorized by the board of directors of the Issuer to sign all cheques issued by the Issuer.

## 5. Rights and Remedies of the Exchange

5.1 The Exchange shall have all the rights and remedies set out in the Exchange Requirements or otherwise available to it at law or equity. Without limiting the generality of the foregoing, the Issuer acknowledges that the Exchange may halt or suspend trading in the Issuer's securities, and may delist securities of the Issuer, at any time, with or without giving any reason for, or notice of, such action.

5.2 A breach by any director, officer, employee, agent, consultant or, where applicable, partner of the Issuer of any term of this Agreement or the Exchange Requirements shall be deemed to be a breach by the Issuer and the Exchange shall

be entitled to exercise against the Issuer all rights and remedies it may have in respect thereof.

5.3 The Issuer hereby agrees to and does hereby release and indemnify the Exchange, its governors, directors, officers, agents and employees from and against all claims, suits, demands, actions, costs, damages and expenses, including legal fees on a solicitor and his own client basis, which may be incurred by the Exchange as a result of or in connection with the enforcement by the Exchange of any provision of this Agreement or any Exchange Requirement.

## 6. Miscellaneous

6.1 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the parties hereby irrevocably submit to the jurisdiction of the courts of the Province of Alberta for all matters arising out of or in connection with this Agreement or any of the transactions contemplated hereby.

6.2 The Issuer hereby agrees to submit and attorn to the jurisdiction of the TSX Venture Exchange, and wherever applicable, the governors, directors and committees thereof.

6.3 All notices and other communications to be provided pursuant to this Agreement may be delivered, sent by facsimile or prepaid post to the following addresses.

(a) except as otherwise directed by Exchange Policy or other direction of the Exchange, if to the Exchange:

TSX Venture Exchange
10th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta
T3A 3C4

Attention: Corporate Finance Department
Phone: (403) 218-2800
Fax: (403) 237-0450

(b) if to the Issuer:
**TOTALLY HIP TECHNOLOGIES INC.**

_______________________________
[Name]
501 – 905 West Pender Street, Vancouver, BC V6C 1L6

_______________________________
[Address]
(604) 685-6525 and (604) 669-5886

[Phone and Fax]

provided that in the event of a general disruption of postal services, notices and communications shall be delivered or sent by facsimile. Any notice or communication delivered or sent by facsimile shall be deemed to have been given on the day so delivered or sent by facsimile. Any notice or communication sent by mail shall be deemed to have been received on the fifth business day following deposit in the mail in Canada. A party may change its address as provided herein by notice to the other party as set out in this section.

6.4 This Agreement has been duly authorized, executed and delivered on behalf of the Issuer and is a legal, valid and binding obligation of the Issuer enforceable in accordance with its terms.

6.5 The Issuer may not assign the whole or any part of this Agreement without the written consent of the Exchange.

6.6 The Exchange may terminate or amend this Agreement at any time and, upon notice to the Issuer given in accordance with the provisions of this Agreement, any such amendments will be binding on the Issuer. It is acknowledged by the Issuer that the Exchange shall not incur any liability with respect to any loss or damage that the Issuer or any other person may suffer, directly or indirectly, by reason of any amendment or termination of this Agreement.

6.7 No approval, consent or waiver by the Exchange to or of any breach by the Issuer in the performance or observance of its obligations under this Agreement or any of the Exchange Requirements is an approval, consent or waiver to or of any other breach or continuing breach. Failure by the Exchange to complain of any breach by or enforce any Exchange Requirement against the Issuer in the performance or observance of its obligations under this Agreement or any of the Exchange Requirements irrespective of how long the breach may continue, is not a waiver of the rights of the Exchange under or relating to this Agreement or any of the Exchange Requirements.

6.8 The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision herein and any invalid provision shall be deemed to be severable.

6.9 Any reference to a statute includes all rules and regulations made pursuant thereto and, unless otherwise expressly provided, includes a reference to all amendments made thereto and in force from time to time and any statute, rule or regulation that may be passed which has the effect of supplementing or superseding that statute or those rules or regulations.

6.10 The Issuer agrees that it shall be bound by the terms and conditions of this Agreement immediately upon Exchange acceptance hereof, notwithstanding that confirmation of such acceptance may not have been provided to the Issuer.

6.11 This Agreement has been drafted in the English language at the express request of the parties. Les parties ont exige que le present contrat soit redige en anglais.

In witness whereof, the parties hereto have executed this Agreement by their duly authorized signing officers as of the date indicated below.

DATED at Vancouver, BC this 3rd day of December, 2004.

TOTALLY HIP TECHNOLOGIES INC.

Issuer's Name

David Dicaire, Director

Name of Authorized Signatory
Title of Authorized Signatory

James Boyce, Director

Name of Authorized Signatory
Title of Authorized Signatory

*** To be executed by at least two duly authorized signing officers of the Issuer and, if required pursuant to applicable law, under the Issuer's corporate seal.**

*This application shall be deemed to have been accepted by the Exchange, and shall become* effective immediately upon commencement of trading of any securities of the Issuer on the Exchange.

6.10 The Issuer agrees that it shall be bound by the terms and conditions of this Agreement immediately upon Exchange acceptance hereof, notwithstanding that confirmation of such acceptance may not have been provided to the Issuer.

6.11 This Agreement has been drafted in the English language at the express request of the parties. Les parties ont exige que le present contrat soit redige en anglais.

In witness whereof, the parties hereto have executed this Agreement by their duly authorized signing officers as of the date indicated below.

DATED at Vancouver, BC this 3rd day of December, 2004.

**TOTALLY HIP TECHNOLOGIES INC.**

Issuer's Name

**David Dicaire, Director**

Name of Authorized Signatory
Title of Authorized Signatory

**James Boyce, Director**

Name of Authorized Signatory
Title of Authorized Signatory

*** To be executed by at least two duly authorized signing officers of the Issuer and, if required pursuant to applicable law, under the Issuer's corporate seal.**

This application shall be deemed to have been accepted by the Exchange, and shall become effective immediately upon commencement of trading of any securities of the Issuer on the Exchange.

6.10 The Issuer agrees that it shall be bound by the terms and conditions of this Agreement immediately upon Exchange acceptance hereof, notwithstanding that confirmation of such acceptance may not have been provided to the Issuer.

6.11 This Agreement has been drafted in the English language at the express request of the parties. Les parties ont exige que le présent contrat soit redige en anglais.

In witness whereof, the parties hereto have executed this Agreement by their duly authorized signing officers as of the date indicated below.

DATED at Vancouver, BC this 3rd day of December, 2004.

**TOTALLY HIP TECHNOLOGIES INC.**

Issuer's Name

**David Dicaire, Director**

Name of Authorized Signatory
Title of Authorized Signatory

**James Boyce, Director**

Name of Authorized Signatory
Title of Authorized Signatory

*** To be executed by at least two duly authorized signing officers of the Issuer and, if required pursuant to applicable law, under the Issuer's corporate seal.**

This application shall be deemed to have been accepted by the Exchange, and shall become effective immediately upon commencement of trading of any securities of the Issuer on the Exchange.

M1

**totally hip**



# Press Release

## SHARE CONSOLIDATION AND NAME CHANGE TO TAKE EFFECT

www.totallyhip.com
phone: 604 685 6525

Symbol: THC-TSX Venture Exchange
e-mail: investor@totallyhip.com

**Vancouver, B.C. – December 19, 2003 –** Totally Hip Inc. has been advised by the TSX Venture Exchange that the previously announced 1 for 4 consolidation of its share capital and a change of the Company's name to **Totally Hip Technologies Inc.** will become effective Tuesday, December 23, 2003. The new trading symbol of the Company will be **THP.** Shareholders of Totally Hip approved the share consolidation and name change at the Company's Annual and Special General Meeting held on March 14, 2003.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**TOTALLY HIP INC.**

Per: ***"David Dicaire"***
David Dicaire, CEO & President

*The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

M2

totallyhip

# Press Release

## PRIVATE PLACEMENT

www.totallyhip.com
phone: 604 685 6525

Symbol: THP-TSX Venture Exchange
e-mail: investor@totallyhip.com

**Vancouver, B.C. – December 23, 2003 –** Totally Hip Technologies Inc. **(TSX:THP)** is pleased to announce that it has agreed up to a $500,000 private placement of its securities which will consist of the sale of up to 10,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at an exercise price of $0.10 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**TOTALLY HIP TECHNOLOGIES INC.**

Per: *"David Dicaire"*
David Dicaire, CEO & President

*The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

M3

totallyhip

# Press Release

## Totally Hip Releases First Quarter 2004 Results

www.totallyhip.com
phone: 604 685 6525

Symbol: THC-TSX Venture Exchange
e-mail: investor@totallyhip.com

**Vancouver, B.C. – March 16, 2004 –** Totally Hip Technologies Inc. announces results for the first quarter of fiscal 2004.

During the three months ended December 31, 2003, net sales/gross profit before expenses for the period were $42,599 as compared to $209,097 for the comparable period in 2002, and gross sales were $51,542 compared to $242,623 for the comparable period in 2002.

On an overall basis the net loss for the three months ending December 31, 2003 is $66,574 comparable to a loss of $22,471 for the same period the previous year resulting in a net loss of $0.04 per share for the period compared to a net loss of $0.01 per share for the same three-month period in 2002.

Gross profit from sales for the three month period was $42,599 or 83% of gross sales compared to the previous years gross profit from sales of $209,097. Cost of goods sold does not include labor costs to generate license, service or training revenue that is included in expenses under salaries and consulting fees.

Gross sales were adversely impacted for the fiscal year by about 10% overall and about 7.6% for the three months ended December 31, 2003, due to the exchange rate between the changed Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the three months ended December 31, 2003 is USA 57%, Europe 11%, Canada 11%, United Kingdom 8%, Asia 6%, Scandinavian countries 5% and Australia 2%.

Cost of goods sold for the three months ending December 31, 2003 was $8,943 compared to $33,526 for the comparable period in 2002.

Administrative expenses for the three months ending December 31, 2003 were reduced to $104,577, compared to $223,748 in the previous year. Major expense reductions occurred in research and development ($30,000), professional fees ($29,250), marketing, travel and promotion ($10,449) and salaries and consulting fees ($38,758).

For a full PDF version of the report send an email request to investor@totallyhip.com.

Totally Hip also announces that the Cease Trade Order issued on February 24, 2004 by the British Columbia Securities Commission for failure to file financial statements was revoked effective March 10, 2004. The Interim Cease Trade Order Issued on February 27, 2004 by the Alberta Securities Commission for failure to file financial statements expired on March 12, 2004.

Totally Hip's mission is to develop software, enterprise solutions, and services to effectively produce and deliver convergent media solutions, and to ensure our software products are compatible with and complement established media file formats, platforms, and standards. Totally Hip was founded in 1995 and is an award winning developer of convergent media technologies.

For further information on investor or corporate matters contact 604 685 6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**

Per: *'David Dicaire"*

David Dicaire, CEO & President

*The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

M4

# Press Release

## Totally Hip Introduces LiveStage Professional 4.5

www.totallyhip.com
Phone: 604-685-6525

Symbol: THP-TSX Venture Exchange
E-mail: info@totallyhip.com

**Vancouver, B.C. – March 24, 2004** –Totally Hip Technologies Inc. is proud to announce the release of LiveStage Professional Version 4.5. Live Stage Professional is an award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5). Version 4.5 has been designed to improve workflow, ease of use and to further unlock the power of QuickTime making it one of the multi-media industry's most advanced and powerful tools.

LiveStage Professional 4.5 expands market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime component. LiveStage Professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Professional production environment and the multi-media industry.

LiveStage Professional 4.5, enhanced by the commercial availability of the QSXE QuickTime component, increases project functionality, differentiates the end product, reduces development time and empowers the developer through a more flexible authoring and deployment environment.

This new release of LiveStage Professional includes hundreds of new actions that allow developers to create projects that weren't possible before, and opens up markets where the cost of multi-media development was prohibitive or the technology was not available to meet project requirements.

LiveStage Professional 4.5 and PDF documentation is available now via the Totally Hip website. All registered owners of Live Stage Professional 4.0 will be able to upgrade to version 4.5 for $199.95, or purchase an upgrade with the Hip Pac service and support bundle for $325.00 that includes two hours of telephone support . New users can purchase LiveStage Professional 4.5 for $449.95. Educational pricing is available upon request. This offer gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added LiveStage Professional VR editor and Axel 3D support, Totally Hip's support site and features to greatly improve workflow, productivity and learning time.

To buy, get a demo version or learn more about Totally Hip and LiveStage Professional visit www.totallyhip.com or contact Totally Hip at info@totallyhip.com.

Totally Hip's mission is to develop software, enterprise solutions, and services to effectively produce and deliver convergent media solutions, and to ensure our software products are compatible with and complement established media file formats, platforms, and standards. Totally Hip was founded in 1995 and is an award winning developer of convergent media technologies.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**
Per: ***"David Dicaire"***
David B. Dicaire, CEO & President

H5

# Press Release

## Totally Hip Introduces LiveStage Professional Services

www.totallyhip.com
Phone: 604-685-6525

Symbol: THP-TSX Venture Exchange
E-mail: info@totallyhip.com

**Vancouver, B.C. – March 24, 2004** –Totally Hip Technologies Inc. is proud to introduce LiveStage Professional Services for Business and Technology Professionals. Totally Hip's award winning Team is now available to provide product support and project management services.

By utilizing services, solutions, and training using Totally Hip's Team and technology allows Companies to extend their products and services to their market and gain a competitive advantage via the industry's most advanced cross-platform media integration tool and the team that developed it. Totally Hip's Team possesses the knowledge, resources, and skills necessary to create sensations you can see and make multi-media Hip.

Totally Hip is motivated by the belief that great businesses are built through great experience. Brand-name business users, educators, developers, designers and multimedia artists like Chris Stocksmith, use Totally Hip's multi-media tools and professional services to create and deliver effective, compelling sensory experiences:

**"We wanted each film to be an all-in-one experience. Being able to incorporate Flash controls and animations inside of QuickTime made LiveStage Pro our only viable choice. The team at Totally Hip was instrumental in helping make this project a resounding success. Working with Totally Hip to push the envelope was a blast. I love that they were as excited about the project as me."**
Chris Stocksmith, Multimedia Artist, *Fallon - Mpls*

Totally Hip's award winning professional services team in concert with talented associated developers and multimedia artists are now available to help redefine the consumer experience, enhance communications and training for enterprises, and extend digital media applications to more effectively serve employees, customers, investors and other key stakeholder constituencies.

Totally Hip naturally uses Live Stage Professional, its award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5).

Totally Hip's newly released LiveStage Professional 4.5 expands market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime component. LiveStage Professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Professional production environment and the multi-media industry.

LiveStage Professional 4.5, enhanced by the commercial availability of the QSXE QuickTime component, increases project functionality, differentiates the end product, reduces development time and empowers the developer through a more flexible authoring and deployment environment.

To learn more about Totally Hip Professional Services and/or buy, get a demo version of LiveStage professional 4.5 visit www.totallyhip.com or contact Totally Hip at info@totallyhip.com.

Totally Hip's mission is to develop software, enterprise solutions, and services to effectively produce and deliver convergent media solutions, and to ensure our software products are compatible with and complement established media file formats, platforms, and standards. Totally Hip was founded in 1995 and is an award winning developer of convergent media technologies.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**
Per: ***"David Dicaire"***
David B. Dicaire, CEO & President

n6

# Press Release

## Private Placements Close

www.totallyhip.com
phone: 604 685 6525

Symbol: THP-TSX Venture Exchange
e-mail: investor@totallyhip.com

**Vancouver, B.C. – April 23, 2004** –Totally Hip Technologies Inc. ("Totally Hip") announces the completion of a private placement of 1,200,000 units. These units are subject to a hold period and may not be traded until August 13, 2004.

Totally Hip also announces it has closed a second private placement of 10,000,000 units as reported December 23, 2003. These units are subject to a hold period and may not be traded until August 14, 2004.

Totally Hip's mission is to develop software, enterprise solutions, and services to effectively produce and deliver convergent media solutions, and to ensure our software products are compatible with and complement established media file formats, platforms, and standards. Totally Hip was founded in 1995 and is an award winning developer of convergent media technologies.

For further information on investor or corporate matters contact 604.685.6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**

Per: ***"David Dicaire"***

David Dicaire, CEO & President

# Press Release

## Totally Hip Announces LiveStage Professional 4.5.2



www.totallyhip.com
Phone: 604-685-6525
Symbol: THP-TSX Venture Exchange
E-mail: info@totallyhip.com

**Vancouver, B.C. – May 10, 2004** –Totally Hip Technologies Inc. is proud to announce LiveStage Professional version 4.5.2. LiveStage Professional is an award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5).

Version 4.5.2 has been designed to improve workflow, ease of use and to further unlock the power of QuickTime making it one of the multi-media industry's most advanced and powerful tools. This version of LiveStage Professional includes hardware accelerated rendering, with the utilization of OpenGL™ – the industry standard for 2D and 3D rendering. Multi media professionals can now accurately preview alpha channeled material, preview effects on the stage, and rotate/skew/distort tracks.

LiveStage Professional 4.5.2 continues to expand market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime component. LiveStage Professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Professional production environment and the multi-media industry.

LiveStage Professional 4.5.2, enhanced by the commercial availability of the QSXE QuickTime component, increases project functionality, differentiates the end product, reduces development time and empowers the developer through a more flexible authoring and deployment environment. This new release of LiveStage Professional includes hundreds of new actions that allow developers to create projects that weren't possible before, and opens up markets where the cost of multi-media development was prohibitive or the technology was not available to meet project requirements.

LiveStage Professional 4.5.2 and PDF documentation is available now via the Totally Hip website. All registered owners of Live Stage Professional 4.0 will be able to upgrade to version 4.5.2 for $199.95, or purchase an upgrade with the Hip Pac service and support bundle for $325.00 that includes two hours of telephone support. New users can purchase LiveStage Professional 4.5.2 for $449.95. Educational pricing is available upon request.

This offer gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added LiveStage Professional VR editor and Axel 3D support, Totally Hip's support site and features to greatly improve workflow, productivity and learning time.

To buy, get a demo version or learn more about Totally Hip and LiveStage Professional, please visit www.totallyhip.com or contact Totally Hip at info@totallyhip.com.

Totally Hip's mission is to develop software, enterprise solutions, and services to effectively produce and deliver convergent media solutions, and to ensure our software products are compatible with and complement established media file formats, platforms, and standards. Totally Hip was founded in 1995 and is an award winning developer of convergent media technologies.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**
Per: ***"David Dicaire"***
David B. Dicaire, CEO & President

M8

# Press Release

RECEIVED

2005 SEP 20 P 12: 1?

## Totally Hip Announces LiveSlideShow 3

www.totallyhip.com
Phone: 604-685-6525

Symbol: THP-TSX Venture Exchange
E-mail: info@totallyhip.com

**Vancouver, B.C. – July 20, 2004** –Totally Hip Technologies Inc. announces the release of LiveSlideShow 3 for both Windows Macintosh computers.

"Totally Hip Technologies is pleased to announce LiveSlideShow 3 with a host of powerful new features to enable customers to easily transform their digital photos into dazzling, and professional looking presentations. It also happens to be the most fun application we have ever seen for digital photography", said Amrik Randhawa, Director of Marketing and Sales for Totally Hip Technologies.

LiveSlideShow is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow works with most of the popular digital cameras available on the market today. Because LiveSlideShow utilizes the industry leading Apple Computer's QuickTime multimedia technology, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms. QuickTime is also used for Apple's popular iPod portable music player.

Additional product information can be obtained at www.liveslideshow.com and www.totallyhip.com. LiveSlideShow 3 will be available for sale in early August. Retail pricing is $69.95 USD and registered users of version 2.0 can upgrade for $29.95 USD. Educational discounts are available by contacting sales@totallyhip.com.

Totally Hip's mission is to develop software, enterprise solutions, and services to effectively produce and deliver convergent media solutions, and to ensure our software products are compatible with and complement established media file formats, platforms, and standards. Totally Hip was founded in 1995 and is an award winning developer.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**

Per*: **"David Dicaire"***

David B. Dicaire, CEO & President

# Press Release

## Totally Hip Releases LiveSlideShow 3

www.totallyhip.com
Phone: 604-685-6525

Symbol: THP-TSX Venture Exchange
E-mail: info@totallyhip.com

**Vancouver, B.C. – August 31, 2004** –Totally Hip Technologies Inc. releases LiveSlideShow 3 for both Windows Macintosh computers. LiveSlideShow is one of the easiest to use slide show creation application available on the market today.

Totally Hip Technologies is pleased to release LiveSlideShow 3 with a host of powerful new features to enable customers to easily transform their digital photos into dazzling, and professional looking presentations.

"I'm a professor and I've used LiveSlideShow since 2001 with my doctoral students at USF's School of Education. From it's inception LiveSlideShow has been a unique product: a lean mean multimedia creation machine that allows both students and myself to easily create multimedia learning products.

Put simply, LiveSlideShow rocks! This is groundbreaking and affordable software that allows anyone to create effective multimedia learning products. LiveSlideShow belongs in every instructor's office and in every classroom. It's that good."

Mathew Mitchell
Associate Professor, Learning & Instruction Department
School of Education / University of San Francisco

LiveSlideShow is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow works with most of the popular digital cameras available on the market today. Because LiveSlideShow utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms. QuickTime is also used for Apple's popular iPod portable music player.

Additional product information can be obtained at www.liveslideshow.com. LiveSlideShow 3 is available for sale online at www.totallyhip.com. Retail pricing is $69.95 USD and registered users of LiveSlideShow version 2.0 can upgrade for $29.95 USD. Educational discounts are available by contacting sales@totallyhip.com.

Totally Hip's mission is to develop software, enterprise solutions, and services to effectively produce and deliver convergent media solutions, and to ensure our software products are compatible with and complement established media file formats, platforms, and standards. Totally Hip was founded in 1995 and is an award winning developer.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**

Per: "David Dicaire"

David B. Dicaire, CEO & President

M10

# Press Release

RECEIVED

2004 OCT 26 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Totally Hip Technologies Inc.

www.totallyhip.com
Phone: 604.685.6525

Symbol: **THP**-TSX Venture Exchange
E-mail: info@totallyhip.com

**Vancouver, B.C. – October 19, 2004** –Totally Hip Technologies Inc. announces that it will not be proceeding with the acquisition of ici Media Inc. as announced on August 26, 2002.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**

Per: ***"David Dicaire"***

David B. Dicaire, CEO & President

M11

totally hip

# Press Release

RECEIVED 2005 FEB 20 P 12:10

## Totally Hip Revised Management & Analysis

www.totallyhip.com
Tel: 604.685.6525

Symbol: **THC**-TSX Venture Exchange
e-mail: investor@totallyhip.com

**Vancouver, B.C. – November 26, 2004**

As a result of a review by the British Columbia Securities Commission, we are issuing the following press release to clarify the Company's disclosure.

Totally Hip Technologies has filed amended and restated Management Discussion and Analysis ("MD&A") for the fiscal periods ended March 31, 2004, and June 30, 2004. The following additions and revisions were made to the initially filed MD&A:

- The date of the Report has been specified;
- Factors causing period-to-period variations in the "Selected Financial Data" section of the MD&A have been discussed;
- The "Results of Operations" section of the MD&A has been amended to include discussion of current quarter results and variations in marketing, travel and promotion expenditures in the corresponding quarters of the current fiscal year. Additional discussion has also been provided on the types of revenues received;
- The "Summary of Quarterly Results" section of the MD&A has been amended to include a discussion of the factors that caused variations over the quarters;
- The "Related Party Transactions" section of the MD&A has been amended with additional disclosure of the relationship between the Company and related parties, including the recorded amount of the transactions and ongoing commitments of the Company;
- The "Critical Accounting Policies" section of the MD&A discussion on the change in the Company's accounting policy has been expanded to include employee stock-based compensation, as required by CICA Handbook; and
- A "Share Capital" section has been added to the MD&A with disclosure of the outstanding share data as of the end of the current quarter, as reported in the Company's interim financial statements, and latest practicable date, respectively.

The revised MD&A are available at www.sedar.com

For further information on investor or corporate matters contact 604 685 6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**

Per: "David Dicaire"

David Dicaire, CEO & President

M 12

# Press Release

## Totally Hip Announces LiveStage Professional 4.5.4

www.totallyhip.com
Phone: 604-685-6525

Symbol: THP-TSX Venture Exchange
E-mail: info@totallyhip.com

**Vancouver, B.C. – January 11, 2005** –Totally Hip Technologies Inc. is proud to announce LiveStage Professional version 4.5.4. LiveStage Professional is an award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5).

Version 4.5.4 incorporates many new features and enhancements to make the application better than ever. Some key new features include:

- Scroll wheel support, now you can scroll with ease.
- *Support for custom VR hotspot colors, making it easier to distinguish hotspots from one another.*
- Easier alignment of Sprite paths in path based tweens with new automatic defines to make scripting easier.

LiveStage Professional 4.5.4 now includes support for editing scripts inside BBEdit® -- the leading HTML and text editor from Bare Bones Software. With a simple keyboard shortcut, all scripts in a LiveStage Professional project can be automatically opened inside of BBEdit, complete with color-coding. Whenever this file is saved or closed, LiveStage Professional will automatically update the scripts so that they can be compiled and tested. More information about Totally Hip's new BBEdit codeless language module can be found on the Totally Hip website.

LiveStage Professional 4.5.4 and PDF documentation is available now via the Totally Hip website. All registered owners of LiveStage Professional 4.5 are eligible for a free upgrade from the Totally Hip website. All registered owners of Live Stage Professional 4.0 will be able to upgrade to version 4.5.4 for $199.95, or purchase an upgrade with the Hip Pac service and support bundle for $325.00 that includes two hours of telephone support. New users can purchase LiveStage Professional 4.5.4 for $449.95. Educational pricing is available upon request.

This offer gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price. To buy, get a demo version, or learn more about Totally Hip and LiveStage Professional, please visit www.totallyhip.com or contact Totally Hip at info@totallyhip.com.

Totally Hip's mission is to develop software, enterprise solutions, and services to effectively produce and deliver convergent media solutions, and to ensure our software products are compatible with and complement established media file formats, platforms, and standards. Totally Hip was founded in 1995 and is an award winning developer of convergent media technologies.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**
Per: "David Dicaire"
David B. Dicaire, CEO & President

totallyhip™

# Press Release

## Directors Appointed at AGM

www.totallyhip.com
phone: 604-685-6525

Symbol: THP-TSX Venture Exchange
e-mail: investor@totallyhip.com

Totally Hip Technologies Inc. ("THP") is pleased to announce that at its Annual General Meeting of shareholders held earlier today, Messrs David Dicaire, James Boyce, Timothy Daum, Michael Shaff and Kirk Shaw were appointed directors. Mr. Dicaire is the President and Chairman of the Board of the Company.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**Totally Hip Technologies Inc.**

Per: *"David Dicaire"*

David Dicaire, CEO & President

M 14

totally hip

# Press Release

## PRIVATE PLACEMENT

www.totallyhip.com
phone: 604 685 6525

Symbol: THP-TSX Venture Exchange
e-mail: investor@totallyhip.com

**Vancouver, B.C. – August 12, 2005 –** Totally Hip Technologies Inc. **(TSX:THP)** is pleased to announce that it has agreed to up to a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years. The securities will be subject to a hold period.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

**TOTALLY HIP TECHNOLOGIES INC.**

Per: *"James Boyce"*
James Boyce, Director

FORM 45-103F4

# REPORT OF EXEMPT DISTRIBUTION



## Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Totally Hip Technologies Inc.
Name of issuer
#306, 1040 Hamilton Street, Vancouver, B.C., V6B 2R9
Address
604.685.6525
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

## Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

April 13, 2004

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,200,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.12 on or before April 13, 2006.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

| Each jurisdiction where purchasers reside | Price per security (Canadian $) | Total dollar value raised from purchasers in the jurisdiction (Canadian $) |
|---|---|---|
| British Columbia | $0.10 | $120,000.00 |
| | | |
| | | |
| Total dollar value of distribution in all jurisdictions (Canadian $) | | $120,000.00 |

**Commissions and finder's fees**

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

| Full name and address of person being compensated | Compensation paid (in Canadian $ and, if applicable, number and type of securities) | Exemption relied on and date of distribution (if applicable) | Price Per Share (Canadian $) |
|---|---|---|---|
| N/A | | | |

**Certificate**

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: April 28, 2004.

Totally Hip Technologies Inc.
Name of issuer or vendor *(please print)*

David Dicaire, President and Director
Print name and position of person signing

Signature

## Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

| Full name and residential address of purchaser | Number and type of securities purchased | Total purchase price (Canadian $) | Exemption relied on |
|---|---|---|---|
| Karen Addie<br>1306 Arbutus Street<br>Vancouver, BC V6J 3W8 | 200,000 | $20,000 | Section 3.1 of MI 45-103 |
| Costa Brava Imports Ltd.<br>John Rizzuti<br>4019 Hollyridge Place<br>Victoria, B.C., V8N 5N8 | 145,000 | $14,500 | Section 3.1 of MI 45-103 |
| David Dicaire<br>1343 Charter Hill Drive<br>Coquitlam, BC, V3E 1P1 | 355,000 | $35,500 | Section 74(2)(9) of the *Securities Act* (British Columbia) |
| GP Technologies Inc.<br>James Boyce<br>1376 Arborlynn Drive<br>North Vancouver, BC, V7J 2V3 | 500,000 | $50,000 | Section 74(2)(9) of the *Securities Act* (British Columbia) |

**IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.**

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

**Issuer information**

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Totally Hip Technologies Inc.
Name of issuer
#306, 1040 Hamilton Street, Vancouver, B.C., V6B 2R9
Address
604 685 6525
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta

**Details of distribution**

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

April 14, 2004

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

10,000,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10 on or before April 14, 2006

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities

distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

| Each jurisdiction where purchasers reside | Price per security (Canadian $) | Total dollar value raised from purchasers in the jurisdiction (Canadian $) |
|---|---|---|
| British Columbia | $0.05 | $450,000.00 |
| West Indies | $0.05 | $50,000.00 |
| | | |
| Total dollar value of distribution in all jurisdictions (Canadian $) | | $500,000.00 |

**Commissions and finder's fees**

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

| Full name and address of person being compensated | Compensation paid (in Canadian $ and, if applicable, number and type of securities) | Exemption relied on and date of distribution (if applicable) | Price Per Share (Canadian $) |
|---|---|---|---|
| N/A | | | |

**Certificate**

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: April 29, 2004.

Totally Hip Technologies Inc.
Name of issuer or vendor *(please print)*

David Dicaire, President and Director
Print name and position of person signing

Signature

## Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

| Full name and residential address of purchaser | Number and type of securities purchased | Total purchase price (Canadian $) | Exemption relied on |
|---|---|---|---|
| Woody's Choice Investments Ltd.<br>#501, 905 W. Pender Street<br>Vancouver, BC V6C 1L6 | 400,000 | $20,000 | Section 3.1 of MI 45-103 |
| Cross Gold Corp.<br>#501, 905 W. Pender Street<br>Vancouver, BC V6C 1L6 | 1,000,000 | $50,000 | Section 3.1 of MI 45-103 |
| Great Eagle Investments Limited<br>P.O. Box 623, Main Street<br>Charlestown, Nevis, West Indies | 1,000,000 | $50,000 | Section 3 of BCI 72-503 |
| O.G.M. Resources Ltd.<br>1240 Industrial Road<br>Kelowna, BC, V1Z 1G5 | 1,000,000 | $50,000 | Section 3.1 of MI 45-103 |
| 541974 B.C. Ltd.<br>P.O. Box 833<br>310 5th Street East<br>Revelstoke, BC, V0E 2S0 | 1,000,000 | $50,000 | Section 3.1 of MI 45-103 |
| T-Bone Ventures Inc.<br>201 - 1220 West 6th Avenue<br>Vancouver, BC V6H 1A5 | 1,000,000 | $50,000 | Section 3.1 of MI 45-103 |
| Toro Ventures Inc.<br>305 - 1132 Haro Street<br>Vancouver, BC V6E 1C9 | 1,000,000 | $50,000 | Section 3.1 of MI 45-103 |
| Driver's Seat Productions Ltd.<br>112 West 6th Avenue<br>Vancouver, BC, V5Y 1K6 | 800,000 | $40,000 | Section 74(2)(9) of the *Securities Act* (British Columbia) |
| Vancouver Athletic Club<br>#501, 905 W. Pender Street<br>Vancouver, BC V6C 1L6 | 400,000 | $20,000 | Section 3.1 of MI 45-103 |

| Full name and residential address of purchaser | Number and type of securities purchased | Total purchase price (Canadian $) | Exemption relied on |
|---|---|---|---|
| 603494 B.C. Ltd.<br>#201, 1220 West 6th Ave<br>Vancouver, BC V6H 1A5 | 400,000 | $20,000 | Section 3.1 of MI 45-103 |
| Terry Lashman<br>6138 Granville Street<br>Vancouver, B.C., V6M 3E3 | 1,000,000 | $50,000 | Section 3.1 of MI 45-103 |
| Rogano Enterprises Ltd.<br>101 8th Street East<br>Revelstoke, B.C., V0E 2S0 | 1,000,000 | $50,000 | Section 3.1 of MI 45-103 |
| | 10,000,000 | $500,000.00 | |

**IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.**

P1

BC FORM 53-901F

*SECURITIES ACT*

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

**Item 1. Reporting Issuer**

Totally Hip Inc.
201 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2. Date of Material Change**

December 19, 2003

**Item 3. Press Release**

Press Release dated December 19, 2003 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4. Summary of Material Change**

The Issuer announces that the share consolidation and name change will take effect on December 23, 2003.

**Item 5. Full Description of Material Change**

The Issuer has been advised by the TSX Venture Exchange that the previously announced 1 for 4 consolidation of its share capital and a change of the Issuer's name to Totally Hip Technologies Inc. will become effective Tuesday, December 23, 2003. The new trading symbol of the Issuer will be THP. Shareholders of the Issuer approved the share consolidation and name change at the Issuer's Annual and Special General Meeting held on March 14, 2003.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

**Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 19th day of December, 2003.

*"David Dicaire"*
David Dicaire, President & CEO

P2

RECEIVED

BC FORM 53-901F

*SECURITIES ACT*

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

**Item 1.** **Reporting Issuer**

Totally Hip Technologies Inc.
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2.** **Date of Material Change**

December 23, 2003

**Item 3.** **Press Release**

Press Release dated December 23, 2003 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces that it has agreed to a private placement.

**Item 5.** **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed up to a $500,000 private placement of its securities which will consist of the sale of up to 10,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at an exercise price of $0.10 per share for a period of two years. The securities will be subject to a hold period of one year from date of issuance.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, as of the 23rd day of December, 2003.

*"David Dicaire"*
David Dicaire, President & CEO

**BC FORM 53-901F**

***SECURITIES ACT***

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1.** **Reporting Issuer**

Totally Hip Technologies Inc.
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2.** **Date of Material Change**

March 16, 2004

**Item 3.** **Press Release**

Press Release dated March 16, 2004 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces results for the first quarter of fiscal 2004.

**Item 5.** **Full Description of Material Change**

The Issuer announces results for the first quarter of fiscal 2004.

During the three months ended December 31, 2003, net sales/gross profit before expenses for the period were $42,599 as compared to $209,097 for the comparable period in 2002, and gross sales were $51,542 compared to $242,623 for the comparable period in 2002.

On an overall basis the net loss for the three months ending December 31, 2003 is $66,574 comparable to a loss of $22,471 for the same period the previous year resulting in a net loss of $0.04 per share for the period compared to a net loss of $0.01 per share for the same three-month period in 2002.

Gross profit from sales for the three month period was $42,599 or 83% of gross sales compared to the previous years gross profit from sales of $209,097. Cost of goods sold does not include labor costs to generate license, service or training revenue that is included in expenses under salaries and consulting fees.

Gross sales were adversely impacted for the fiscal year by about 10% overall and about

7.6% for the three months ended December 31, 2003, due to the exchange rate between the changed Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the three months ended December 31, 2003 is USA 57%, Europe 11%, Canada 11%, United Kingdom 8%, Asia 6%, Scandinavian countries 5% and Australia 2%.

Cost of goods sold for the three months ending December 31, 2003 was $8,943 compared to $33,526 for the comparable period in 2002.

Administrative expenses for the three months ending December 31, 2003 were reduced to $104,577, compared to $223,748 in the previous year. Major expense reductions occurred in research and development ($30,000), professional fees ($29,250), marketing, travel and promotion ($10,449) and salaries and consulting fees ($38,758).

For a full PDF version of the report send an email request to investor@totallyhip.com.

The Issuer also announces that the Cease Trade Order issued on February 24, 2004 by the British Columbia Securities Commission for failure to file financial statements was revoked effective March 10, 2004. The Interim Cease Trade Order Issued on February 27, 2004 by the Alberta Securities Commission for failure to file financial statements expired on March 12, 2004.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 19th day of March, 2004.

*"David Dicaire"*

David Dicaire, President & CEO

P4



**BC FORM 53-901F**

***SECURITIES ACT***

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1.** **Reporting Issuer**

Totally Hip Technologies Inc.
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2.** **Date of Material Change**

March 24, 2004

**Item 3.** **Press Release**

Press Releases dated March 24, 2004 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer is proud to introduce LiveStage Professional Services for Business and Technology Professionals.

**Item 5.** **Full Description of Material Change**

The Issuer is proud to introduce LiveStage Professional Services for Business and Technology Professionals. The Issuer's award winning Team is now available to provide product support and project management services.

By utilizing services, solutions, and training using the Issuer's Team and technology allows the Issuer to extend their products and services to their market and gain a competitive advantage via the industry's most advanced cross-platform media integration tool and the team that developed it. The Issuer's Team possesses the knowledge, resources, and skills necessary to create sensations you can see and make multi-media Hip.

The Issuer is motivated by the belief that great businesses are built through great experience. Brand-name business users, educators, developers, designers and multimedia artists like Chris Stocksmith, use the Issuer's multi-media tools and professional services to create and deliver effective, compelling sensory experiences:

"We wanted each film to be an all-in-one experience. Being able to incorporate Flash controls and animations inside of QuickTime made LiveStage Pro our only viable choice. The team at the Issuer's was instrumental in helping make this project a resounding success. Working with the Issuer to push the envelope was a blast. I love that they were as excited about the project as me."
Chris Stocksmith, Multimedia Artist, *Fallon - Mpls*

The Issuer's award winning professional services team in concert with talented associated developers and multimedia artists are now available to help redefine the consumer experience, enhance communications and training for enterprises, and extend digital media applications to more effectively serve employees, customers, investors and other key stakeholder constituencies.

The Issuer naturally uses Live Stage Professional, its award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5).

The Issuer's newly released LiveStage Professional 4.5 expands market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime component. LiveStage Professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Professional production environment and the multi-media industry.

LiveStage Professional 4.5, enhanced by the commercial availability of the QSXE QuickTime component, increases project functionality, differentiates the end product, reduces development time and empowers the developer through a more flexible authoring and deployment environment.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 31st day of March, 2004.

*"David Dicaire"*
David Dicaire, President & CEO

P5



BC FORM 53-901F

*SECURITIES ACT*

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1.** **Reporting Issuer**

Totally Hip Technologies Inc.
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2.** **Date of Material Change**

March 24, 2004

**Item 3.** **Press Release**

Press Release dated March 24, 2004 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

A. The Issuer is proud to announce the release of LiveStage Professional Version 4.5.

**Item 5.** **Full Description of Material Change**

B. The Issuer is proud to announce the release of LiveStage Professional Version 4.5. Live Stage Professional is an award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5). Version 4.5 has been designed to improve workflow, ease of use and to further unlock the power of QuickTime making it one of the multi-media industry's most advanced and powerful tools.

LiveStage Professional 4.5 expands market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime component. LiveStage Professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Professional production environment and the multi-media industry.

LiveStage Professional 4.5, enhanced by the commercial availability of the QSXE QuickTime component, increases project functionality, differentiates the end product, reduces development time and empowers the developer through a more flexible authoring and deployment environment.

This new release of LiveStage Professional includes hundreds of new actions that allow developers to create projects that weren't possible before, and opens up markets where the cost of multi-media development was prohibitive or the technology was not available to meet project requirements.

LiveStage Professional 4.5 and PDF documentation is available now via the Issuer's website. All registered owners of Live Stage Professional 4.0 will be able to upgrade to version 4.5 for $199.95, or purchase an upgrade with the Hip Pac service and support bundle for $325.00 that includes two hours of telephone support . New users can purchase LiveStage Professional 4.5 for $449.95. Educational pricing is available upon request. This offer gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added LiveStage Professional VR editor and Axel 3D support, the Issuer's support site and features to greatly improve workflow, productivity and learning time.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 31st day of March, 2004.

*"David Dicaire"*
David Dicaire, President & CEO

P6

RECEIVED

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102**

**Item 1. Reporting Issuer**

Totally Hip Technologies Inc.
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2. Date of Material Change**

April 23, 2004

**Item 3. Press Release**

Press Release dated April 23, 2004 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4. Summary of Material Change**

The Issuer announces the completion of a private placement.

**Item 5. Full Description of Material Change**

The Issuer announces the completion of a private placement of 1,200,000 units. These units are subject to a hold period and may not be traded until August 13, 2004.

The Issuer also announces it has closed a second private placement of 10,000,000 units as reported December 23, 2003. These units are subject to a hold period and may not be traded until August 14, 2004.

**Item 6. Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

**Item 7. Omitted Information**

There is no omitted information.

**Item 8. Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 17th day of June, 2004.

*"David Dicaire"*
David Dicaire, President & CEO

P7

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Totally Hip Technologies Inc.
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2.** **Date of Material Change**

May 10, 2004

**Item 3.** **Press Release**

Press Release dated May 10, 2004 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces award winning software package LiveStage Professional version 4.5.2.

**Item 5.** **Full Description of Material Change**

The Issuer is proud to announce LiveStage Professional version 4.5.2. LiveStage Professional is an award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5).

Version 4.5.2 has been designed to improve workflow, ease of use and to further unlock the power of QuickTime making it one of the multi-media industry's most advanced and powerful tools. This version of LiveStage Professional includes hardware accelerated rendering, with the utilization of OpenGL™ – the industry standard for 2D and 3D rendering. Multi media professionals can now accurately preview alpha channeled material, preview effects on the stage, and rotate/skew/distort tracks.

LiveStage Professional 4.5.2 continues to expand market opportunities for development professionals and uncovers a whole new set of functionality that was not accessible before, with the introduction of the QScript Extension Essentials (QSXE) QuickTime

component. LiveStage Professional has become an indispensable cross-platform media integration tool used in developing compelling cross-platform interactive content. This latest version represents a significant advancement for both the LiveStage Professional production environment and the multi-media industry.

LiveStage Professional 4.5.2, enhanced by the commercial availability of the QSXE QuickTime component, increases project functionality, differentiates the end product, reduces development time and empowers the developer through a more flexible authoring and deployment environment. This new release of LiveStage Professional includes hundreds of new actions that allow developers to create projects that weren't possible before, and opens up markets where the cost of multi-media development was prohibitive or the technology was not available to meet project requirements.

LiveStage Professional 4.5.2 and PDF documentation is available now via the Issuer's website. All registered owners of Live Stage Professional 4.0 will be able to upgrade to version 4.5.2 for $199.95, or purchase an upgrade with the Hip Pac service and support bundle for $325.00 that includes two hours of telephone support. New users can purchase LiveStage Professional 4.5.2 for $449.95. Educational pricing is available upon request.

This offer gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price including the added LiveStage Professional VR editor and Axel 3D support, the Issuer's support site and features to greatly improve workflow, productivity and learning time.

**Item 6.** **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 17th day of June, 2004.

*"David Dicaire"*
David Dicaire, President & CEO

P8

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Totally Hip Technologies Inc.
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2.** **Date of Material Change**

September 1, 2004

**Item 3.** **Press Release**

Press Release dated September 1, 2004 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer is pleased to announce the release of LiveSlideShow 3 with a host of powerful new features. LiveSlideShow is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life.

**Item 5.** **Full Description of Material Change**

Totally Hip Technologies Inc. releases LiveSlideShow 3 for both Windows Macintosh computers. LiveSlideShow is one of the easiest to use slide show creation application available on the market today.

Totally Hip Technologies is pleased to release LiveSlideShow 3 with a host of powerful new features to enable customers to easily transform their digital photos into dazzling, and professional looking presentations.

"I'm a professor and I've used LiveSlideShow since 2001 with my doctoral students at USF's School of Education. From it's inception LiveSlideShow has been a unique product: a lean mean multimedia creation machine that allows both students and myself to easily create multimedia learning products.

Put simply, LiveSlideShow rocks! This is groundbreaking and affordable software that allows anyone to create effective multimedia learning products. LiveSlideShow belongs

in every instructor's office and in every classroom. It's that good."

Mathew Mitchell
Associate Professor, Learning & Instruction Department
School of Education / University of San Francisco

LiveSlideShow is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow works with most of the popular digital cameras available on the market today. Because LiveSlideShow utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms. QuickTime is also used for Apple's popular iPod portable music player.

Additional product information can be obtained at www.liveslideshow.com. LiveSlideShow 3 is available for sale online at www.totallyhip.com. Retail pricing is $69.95 USD and registered users of LiveSlideShow version 2.0 can upgrade for $29.95 USD. Educational discounts are available by contacting sales@totallyhip.com.

Totally Hip's mission is to develop software, enterprise solutions, and services to effectively produce and deliver convergent media solutions, and to ensure our software products are compatible with and complement established media file formats, platforms, and standards. Totally Hip was founded in 1995 and is an award winning developer.

**Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

**Item 7. Omitted Information**

There is no omitted information.

**Item 8. Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 20th day of October, 2004.

*"David Dicaire"*
David Dicaire, President & CEO

P9

RECEIVED

# FORM 51-102F3

## MATERIAL CHANGE REPORT
## UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

**Item 1.** **Reporting Issuer**

Totally Hip Technologies Inc.
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2.** **Date of Material Change**

October 19, 2004

**Item 3.** **Press Release**

Press Release dated October 19, 2004 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

As announce on August 26, 2002, the Issuer will not be proceeding with the acquisition of ici Media Inc.

**Item 5.** **Full Description of Material Change**

The Issuer announces that it will not be proceeding with the acquisition of ici Media Inc. as announced on August 26, 2002.

**Item 6.** **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 25th day of October, 2004.

Per: *"Georgia Knight"*
David Dicaire, President & CEO

# FORM 51-102F3

## MATERIAL CHANGE REPORT
## UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

**Item 1.** **Reporting Issuer**

Totally Hip Technologies Inc.
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2.** **Date of Material Change**

January 11, 2005

**Item 3.** **Press Release**

Press Release dated January 11, 2005 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer is proud to announce LiveStage Professional version 4.5.4. LiveStage Professional is an award winning cross platform software package.

**Item 5.** **Full Description of Material Change**

The Issuer is proud to announce LiveStage Professional version 4.5.4. LiveStage Professional is an award winning cross-platform software package that has become the leading QuickTime 6 authoring environment. Professional interactive media developers throughout the world acknowledge LiveStage Professional as the most functional, powerful and cost effective application for converging more than 200 media formats to create incredibly powerful and engaging digital presentations (including MPEG 4 and Flash 5).

Version 4.5.4 incorporates many new features and enhancements to make the application better than ever. Some key new features include:

•Scroll wheel support, now you can scroll with ease.
•Support for custom VR hotspot colors, making it easier to distinguish hotspots from one another.
•Easier alignment of Sprite paths in path based tweens with new automatic defines to make scripting easier.

LiveStage Professional 4.5.4 now includes support for editing scripts inside BBEdit® -- the leading HTML and text editor from Bare Bones Software. With a simple keyboard shortcut, all scripts in a LiveStage Professional project can be automatically opened

inside of BBEdit, complete with color-coding. Whenever this file is saved or closed, LiveStage Professional will automatically update the scripts so that they can be compiled and tested. More information about the Issuer's new BBEdit codeless language module can be found on the Issuer's website.

LiveStage Professional 4.5.4 and PDF documentation is available now via the Issuer's website. All registered owners of LiveStage Professional 4.5 are eligible for a fee upgrade from the Issuer's website. All registered owners of Live Stage Professional 4.0 will be able to upgrade to version 4.5.4 for $199.95, or purchase an upgrade with the Hip Pac service and support bundle for $325.00 that includes two hours of telephone support. New users can purchase LiveStage Professional 4.5.4 for $449.95. Educational pricing is available upon request.

This offer gives users the combination of the best industrial strength media integration and authoring tool on the market at an affordable price. To buy, get a demo version, or learn more about the Issuer and LiveStage Professional.

The Issuer's mission is to develop software, enterprise solutions, and services to effectively produce and deliver convergent media solutions, and to ensure our software products are compatible with and complement established media file formats, platforms, and standards. The Issuer was founded in 1995 and is an award winning developer of convergent media technologies.

**Item 6.** **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 20th day of January, 2005.

*Per: Steve Israelson*
David Dicaire, President & CEO

P11

RECEIVED

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Totally Hip Technologies Inc.
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

March 31, 2005

**Item 3.** **Press Release**

Press Release dated March 31, 2005 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces its Annual General Meeting of shareholders was held March 31, 2005, and Messrs David Dicaire, James Boyce, Timothy Daum, Michael Shaff and Kirk Shaw were appointed directors.

**Item 5.** **Full Description of Material Change**

The Issuer announces its Annual General Meeting of shareholders was held March 31, 2005, and Messrs David Dicaire, James Boyce, Timothy Daum, Michael Shaff and Kirk Shaw were appointed directors.

**Item 6.** **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 11th day of April, 2005.

*"David Diccaire"*
David Dicaire, President & CEO

P12

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102**

**Item 1. Reporting Issuer**

Totally Hip Technologies Inc.
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

**Item 2. Date of Material Change**

August 12, 2005

**Item 3. Press Release**

Press Release dated August 12, 2005 and disseminated to Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4. Summary of Material Change**

The Issuer is proud to announce that it has agreed to up to a $400,000 private placement.

**Item 5. Full Description of Material Change**

The Issuer announces that it has agreed to up to a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Issuer at an exercise price of $0.21 per share for a period of two years. The securities will be subject to a hold period.

The proceeds of the private placement will be used for general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

**Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

David Dicaire, President – (604) 685-6525.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 12th day of August, 2005.

*"James Boyce"*
James Boyce, Director

TSX venture EXCHANGE

December 19, 2003

Bob Cheyne
Analyst
Corporate Finance
300 Fifth Avenue S.W.
Calgary, AB, Canada T2P 3C4
T (403) 218-2840
F (403) 234-4306
bob.cheyne@tsxventure.com

VIA FAX: (604) 669-5886

Beruschi & Company
#501, 905 West Pender Street
Vancouver, B.C.
V6C 1L6

***Attention: Douglas E. Eacrett***

Dear Mr. Eacrett:

***Re: Totally Hip Inc. (the "Company")
Proposed Name Change and Consolidation – Submission # 88689***

We acknowledge receipt of your letter dated December 17, 2003 and advise that the TSX Venture Exchange (the "Exchange") has accepted for filing the special resolution passed by shareholders on March 14, 2003, whereby the Company will consolidate its capital on a 4 old shares for 1 new share basis. We note that the name of the Company has also been changed from Totally Hip Inc. to Totally Hip Technologies Inc.

We advise that, effective at the opening **December 23, 2003,** the common shares of Totally Hip Technologies Inc. will commence trading on the Exchange and the common shares of Totally Hip Inc. will be delisted. We note the following:

| | |
|---|---|
| Post - Consolidation Capitalization: | 100,000,000 no par common shares are authorized of which 1,790,396 common shares are issued and outstanding |
| Escrow: | 129,999 common shares |
| Transfer Agent: | CIBC Mellon Trust Company |
| Trading Symbol: | THP (new) |
| CUSIP Number: | 89152W 10 8 (new) |

This fax is the only closing letter you will receive. If you have any questions or require any clarification regarding our requirements, please do not hesitate to contact the undersigned at the numbers recorded above.

Yours truly,

TSX VENTURE EXCHANGE

Bob Cheyne
Analyst
Corporate Finance

TSX venture EXCHANGE TSX

April 7, 2004

Kaan Camlioglu
Corporate Analyst
Listed Issuer Services
300 Fifth Avenue S.W.
Calgary, AB, Canada T2P 3C4
T (403) 218-2813
F (403) 234-4326
kaan.camlioglu@tsxventure.com

***VIA FAX ONLY: (604) 669-5886***

Beruschi & Company
Barristers & Solicitors
Suite #501 -905 West Pender Street
Vancouver, British Columbia V6C 1L6

**Attention: Douglas E. Eacrett**

Dear Mr. Eacrett:

***Re: Totally Hip Technologies Inc. (the "Company")***
***Notice of Proposed Private Placements***

Further to your letters dated April 5, 2004, we wish to advise you of the following:

A. Private Placement of 1,200,000 Units @ $0.10 per Unit – Submission #86290

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced August 1, 2003:

| | |
|---|---|
| Number of Shares: | 1,200,000 shares |
| Purchase Price: | $0.10 per share |
| Warrants: | 1,200,000 share purchase warrants to purchase 1,200,000 shares |
| Warrant Exercise Price: | $0.12 for a one year period |
| | $0.12 in the second year |
| Number of Placees: | 4 placees |

Insider / Pro Group Participation:

| Name | Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised] | # of Shares |
|---|---|---|
| David Dicaire | Y | 355,000 |
| *GP Technologies Inc. | Y | 500,000 |

*Beneficial holder is James Boyce.

Finder's Fee: $1,725 (5%) will be paid to Roland Financial Services Ltd. for introducing the Company to certain placees.

B. Private Placement of 10,000,000 Units @ $0.05 per Unit – Submission #90155

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 23, 2003:

Number of Shares: 10,000,000 shares

Purchase Price: $0.05 per share

Warrants: 10,000,000 share purchase warrants to purchase 10,000,000 shares

Warrant Exercise Price: $0.10 for a one year period

$0.10 in the second year

Number of Placees: 12 placees

Insider / Pro Group Participation:

| Name | Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised] | # of Shares |
|---|---|---|
| *Driver's Seat Productions Ltd. | Y | 800,000 |

*Beneficially holder is Kirk Shaw.

Finder's Fee: $32,000 (10%) will be paid to Roland Services Ltd. for introducing the Company to certain placees.

Should you have any questions, please contact the undersigned.

Yours truly,
***TSX Venture Exchange***

Kaan Camlioglu, CFA
Corporate Analyst, Listed Issuer Services

Q3.

TSX Venture EXCHANGE

July 21, 2004

Bob Cheyne
Analyst
Listed Issuer Services
300 Fifth Avenue S.W.
Calgary, AB, Canada T2P 3C4
T (403) 218-2840
F (403) 234-4306
bob.cheyne@tsxventure.com

VIA FAX: (604) 669-5886

Beruschi & Company
#501, 905 West Pender Street
Vancouver, B.C.
V6C 1L6

***Attention: Brenda Grieser***

Dear Ms. Grieser:

***Re: Totally Hip Technologies Inc. (the "Company")
Proposed Stock Option Plan – Submission # 92681***

We acknowledge receipt of your fax dated May 19, 2004 and advise that TSX Venture Exchange (the "Exchange") has accepted for filing the Company's proposed Stock Option Plan (the "Plan"), which was accepted by shareholders at the Company's Annual and Special General Meeting held on March 31, 2004. We note that the Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company must provide our office with a Summary Form (Form 4G) at the end of each calendar month in which stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax is the only closing letter you will receive. If you have any questions or require any clarification regarding our requirements, please do not hesitate to contact the undersigned at the numbers recorded above.

Yours truly,

TSX VENTURE EXCHANGE

Bob Cheyne
Analyst
Listed Issuer Services